Harsco

Opportunities for GROWTH



INDUSTRIAL SERVICES ON A GLOBAL SCALE

2006 Annual Report

Corporate Profile

Harsco Corporation is one of the world's leading diversified industrial services companies, serving major customers in the steel and metals, non-residential construction, energy and railway industries. Over 60% of Harsco's revenues and 70% of operating income are generated outside the United States. We operate at more than 400 locations in 46 countries and employ more than 21,500 people. Harsco common stock is listed on the New York Stock Exchange under the symbol HSC, and is a component of the S&P MidCap 400 Index and the Russell 1000 Index.

Mill Services

MultiServ

Sales	$1,367 million	Countries of Operation	32
Operating Income	$147.8 million	Employees	11,400
Services / Products	The world's largest provider of on-site, outsourced services to the steel and metals industries, operating under renewable, long-term contracts as an integral partner to customer operations at more than 160 mills worldwide.		

Access Services

SGB Hünnebeck

Sales	$1,081 million	Countries of Operation	30
Operating Income	$120.4 million	Employees	6,200
Services / Products	The world's leading full-service organization for rental scaffolding, concrete forming and shoring equipment and related access services. Markets served include major non-residential construction and industrial plant maintenance projects throughout the world.		

Engineered Products and Services

HTT

Sales	$578 million	Countries of Operation	5
Operating Income	$77.5 million	Employees	2,200
Services / Products	Diversified niche businesses all having strong market positions and cash flows. Services and products range from railway track maintenance equipment and services to industrial grating products, air-cooled heat exchangers, abrasives and roofing granules, and high-efficiency boilers, water heaters, and blenders.		

Gas Technologies*

GasServ Sherwood American Welding & Tank SCI

Sales	$398 million	Countries of Operation	6
Operating Income	$14.2 million	Employees	1,700
Services / Products	The world's leading technology, service and manufacturing network for gas applications involving pressure vessels and precision valves.		

*The Company has announced its intent to divest this business in 2007.

Table of Contents

Forward-Looking Statements

This document contains certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are subject to changes and uncertainties that could cause future results to differ materially. Please refer to the section herein entitled "Forward-Looking Statements" for further information.

2006 Financial Highlights

Total Revenues	**Operating Margin**
Up 24%	Up 80 bps
Operating Income	**Declared Dividends Per Share**
Up 33%	Up 9%
Diluted Earnings Per Share	**Year-End Market Price of Stock**
Up 25%	Up 13%

	Sales	***Operating Income***
Mill Services	40%	41%
Access Services	31%	34%
Engineered Products & Services	17%	21%
Gas Technologies	12%	4%



	Sales
Europe	47%
North America	40%
Latin America	5%
Middle East and Africa	4%
Asia/Pacific	4%



Dollars in thousands, except per share amounts	**2006**	2005	2004	2003	2002
Operating Information					
Total revenues from continuing operations	**$ 3,423,293**	$ 2,766,210	$ 2,502,059	$ 2,118,516	$ 1,976,732
Operating income from continuing operations	**358,469**	268,948	209,849	173,892	175,971
Net income	**196,398**	156,657	121,211	92,217	90,106
Ratios (1)					
Current ratio	**1.4:1**	1.5:1	1.6:1	1.5:1	1.5:1
Return on average capital	**11.3%**	11.4%	9.8%	8.5%	8.3%
Return on average equity	**18.1%**	16.7%	13.8%	12.2%	12.6%
Return on average assets	**11.6%**	10.8%	9.4%	8.5%	8.7%
Debt to total capitalization	**48.1%**	50.4%	40.6%	44.1%	49.8%
Per Share					
Diluted earnings	**$ 4.65**	$ 3.72	$ 2.91	$ 2.25	$ 2.21
Diluted earnings from continuing operations	**4.65**	3.73	2.73	2.12	2.17
Book value	**27.28**	23.79	22.07	19.01	15.90
Cash dividends declared	**1.330**	1.225	1.125	1.0625	1.0125
Other Information					
Diluted average shares outstanding (in thousands)	**42,215**	42,080	41,598	40,973	40,680
Number of employees	**21,500**	21,000	18,500	17,500	17,500

(1) Ratios are based on continuing operations.

The Year In Review



Mill Services

- 29% revenue growth to $1.4 billion, a new record. Operating income up 35%.
- Successfully integrated the 2005 acquisitions of Brambles Industrial Services' Northern Hemisphere steel mill services operations (12/05) and Evulca (6/05), a European conveyor belt management and maintenance services specialist. Both acquisitions have been accretive to Harsco's earnings.
- Received new multi-year contracts and service add-ons representing more than $175 million in future revenues. At December 31, 2006, Harsco's mill service contracts totaled more than $4.4 billion in projected future revenue value, the highest level in company history.
- Acquired Technic Gum Services (11/06), Belgium's leading provider of conveyor belt services for the steel and cement-producing industries.



Access Services

- Segment revenues surpassed $1 billion for the first time, up 37% over 2005. Operating income up 61%.
- Strong performance from all three divisions – SGB, Patent and Hünnebeck (acquired 11/05).
- Announced substantial new contracts in Europe, the U.S., and the Middle East in support of major non-residential construction and plant maintenance projects.
- Acquired Cleton (7/06), a leading industrial insulation and scaffolding services provider serving major facilities in Holland, Belgium and Germany.
- Acquired MyATH (11/06), one of Chile's top three suppliers of rental formwork and scaffolding services.



Engineered Products and Services

- Achieved solid revenue and income growth led by strong product demand in the energy and infrastructure sectors. Revenues were up 6% to $578 million, while operating income was up 11%.
- Continued to successfully transition the railway track maintenance business toward Harsco's higher-value services model. Approximately 40% of Harsco's track maintenance revenues are now generated by contract services vs. equipment sales.
- Added three new rail grinders to our U.S. railway contract services, and announced major new contracts in the U.K. for track maintenance operation and support services.



Gas Technologies

- Revenues increased 7% to just under $400 million. Operating income was down 21% as results were negatively impacted by higher commodity costs for brass and steel, as well as a one-time restructuring charge.
- In January 2007, Harsco announced its plans to pursue the divestiture of this group, consistent with the Company's increasing strategic focus on industrial services.

Report to Stockholders

Considerable progress was made in 2006 on the journey that we began several years ago to reshape Harsco into a broadly-balanced, worldwide industrial services organization.

Revenues in 2006 climbed 24 percent to $3.4 billion, the highest in the Company's history. Nearly 75 percent of our 2006 sales were generated by our industrial services businesses, while over 60 percent of sales and 70 percent of our operating income were generated internationally. Particularly pleasing are the contributions made by our two principal growth segments, Mill Services and Access Services. Both posted new records for sales and income. Also contributing to our growth was another year of solid results from our Engineered Products and Services group, led by strong demand within the energy and infrastructure sectors. Improving fundamentals were also seen in our Gas Technologies segment.

"It remains both our objective and satisfaction to reward Harsco stockholders for their continuing confidence in our progress."

Income from continuing operations in 2006 increased 25 percent over the prior year. Earnings per diluted share increased to $4.65, compared with $3.73 in 2005. Net cash provided by operating activities increased 30 percent over the prior year to a record $409 million, thus enabling us to meet the needs of our ongoing activities and the execution of our growth initiatives. We achieved our highest level yet of Economic Value Added (EVA®) improvement. We are now five years into being an EVA-focused organization, and our continuing progress confirms the wisdom and strength of our conservative financial policies as well as the prudent discipline we apply to our use of capital to secure long-term value on behalf of Harsco stockholders.

We increased our dividend rate in 2006 for the 13th consecutive year and also announced a 2-for-1 split of our common stock, effective in early 2007. These actions are a reflection not only of the confidence held by our Board of Directors and management team in Harsco's growth, but also our dedication to serving the interests of our stockholders. It remains both our objective and satisfaction to reward Harsco stockholders for their continuing confidence in our progress.

We accomplished much in terms of our strategic initiatives in 2006. The integration of our two larger acquisitions from the end of the prior year, Hünnebeck Group and the Northern Hemisphere steel mill services operations of Brambles Industrial Services, was successfully









1. This MultiServ elevating carrier is ready to receive a scrap basket for delivery to the meltshop.
2. Hünnebeck formwork is prepared on the construction site of the world's tallest building, the Burj Dubai.
3. Three new rail grinders have been added to Harsco's expanded contract service program for railway track maintenance.
4. Improving demand for large standard and special bulk tanks helped support increased Gas Technologies revenues in 2006.

completed. This has added measurably to our performance as well as our global market reach. We also completed several smaller bolt-on acquisitions which further expand our growth opportunities and range of service offerings:

- Cleton, a European firm specializing in providing insulation and scaffolding services for the maintenance of large-scale industrial plants. The addition of Cleton expands our services to some of central Europe's largest oil refinery, petrochemical and processing sites.
- MyATH, one of Chile's main suppliers of rental formwork and scaffolding for the non-residential construction industry. We look for this acquisition to give us a base for further Harsco Access Services expansion in the growing Latin American non-residential construction sector.
- Technic Gum Services, Belgium's leading provider of management and maintenance services for industrial conveyor belts. Technic Gum adds to our growing capabilities for conveyor services following our 2005 acquisition of the similarly-focused Evulca business in France. A typical integrated steelworks can have as many as 40 to 50 miles of conveyor belts on its premises.

The expanding Harsco global footprint, now some 46 countries, reflects an appropriate blend of established major markets as well as emerging sectors such as Eastern Europe and Latin America. We have enhanced our position by acquiring Excell Materials during the first quarter of this year. Excell is an international company which extracts and recycles specialty metals for its customers and also has growing interests in the minerals technologies sector. Excell has developed a number of minerals-based products for the commercial turf, agriculture, and cement industries which may hold some promise for the future.

While targeted acquisitions will continue to be important contributors to our growth, we will execute on our organic growth opportunities. We invested a record $340 million in 2006 to maintain ongoing operations, and grow, principally, our two primary interests, Mill Services and Access Services. We see substantial opportunities in both sectors to maintain our momentum in the coming years, and our plans include further growth investments in several key projects to achieve these objectives. History has shown that consolidation within the steel industry has generally been favorable for Harsco, as larger and more geographically diverse steel industry partners turn increasingly to our MultiServ resources and operations to provide competitively-priced services with mutual economy of scale benefits. We are taking a similar approach to our Access Services businesses, SGB, Patent and Hünnebeck, where we are cross-sharing equipment lines and expertise to enhance our global Harsco Access Services depth and range. Our market-leading Engineered Products and Services units will continue to play their part in future growth through positive contributions to performance and strong cash flows. Given the outlook for our markets and the additional growth initiatives identified, both organically and through acquisitions such as Excell, we expect to fully replace the earnings contribution of our Gas Technologies business following its recently announced planned sale, and when we are successful in finding the right new home for this business.

We believe that we are only just beginning to capture the full value of Harsco's global potential, and are well-positioned for 2007 to continue our growth momentum with ample opportunity, energy, and resolve. Management's goal is to endow your Company with as many of the virtuous business characteristics as are possible in order to make Harsco stock an attractive, long-term investment opportunity. We extend our gratitude to all of our constituents for their support and confidence.

"We are well-positioned for 2007 to continue our growth momentum with ample opportunity, energy, and resolve."

"Management's goal is to endow your Company with as many of the virtuous business characteristics as are possible in order to make Harsco stock an attractive, long-term investment opportunity."

Derek C. Hathaway
Chairman and Chief Executive Officer

March 6, 2007

Creating Value for Our Stockholders

Harsco's continuing growth initiatives are motivated by and executed via the Harsco Value-Based Management System.



Growth
Value
Strategy
Industrial Services
and
Geographic Footprint
Development and Balance
Value-Based
Management System
Creating Value For Stockholders

Each component of this credo exemplifies a "best-practices" methodology that we have appropriately tailored to the specific characteristics of our diversified, multinational operations. Implementation is led at the senior executive level by the Chairman and CEO, Derek C. Hathaway, and the President, CFO and Treasurer, Salvatore D. Fazzolari, and is overseen by the Board of Directors. The system includes our Economic Value Added, or EVA®, financial management discipline; our strong corporate governance framework; our "A Team" management development; our continuous process improvement philosophy; and our infusion of enabling technologies to enhance our business processes.

Economic Value Added

Our adoption of EVA has been good for Harsco and for Harsco stockholders. EVA has instilled an enhanced global financial discipline within our operations that gives us a single, common framework for evaluating investments and making critical business decisions, particularly regarding our allocation of capital. EVA challenges us to answer the question, "Will this project or investment create positive value for our stockholders?" Investments that do not show long-term value to the Company and our stockholders are not pursued.



EVA at Harsco
EVA
Adopted
1/02
Four Successive Years
of EVA Improvement,
2003-2006
12/00
12/01
12/02
12/03
12/04
12/05
12/06

The EVA improvement in 2006 established a new high-water mark, surpassing the previous year's record and marking our fourth consecutive year of improved EVA since its inception just over five years ago. EVA provides a measure of true economic profit, taking into account not only traditional accounting-based profit measures but also a charge for the use of the total capital (both debt and equity) used to create those profits. We have ensured that our management performance is linked directly to value creation by making EVA the basis of our company-wide management incentive compensation plan. Despite our success, however, we are also mindful that EVA is not a panacea. No tool can replace sound judgment, experience, and solid execution.

Corporate Governance

Harsco has long held to a strong, integrated system of corporate governance principles and practices. The details are discussed in the following section of this report, and on our corporate website at www.harsco.com. We view our adherence to the highest ethical standards as an essential part of our public responsibilities as a well-managed, world-class enterprise.

"A Team" Management

Our "A Team" concept refers to senior management's continuing priorities for placing and developing the best possible management team in each of the company's businesses. Highly capable people are essential to helping us fully achieve our goal of becoming the world's premier provider of industrial services. Harsco's expanding global growth in an increasingly complex regulatory environment requires strong competencies in every business discipline. It is imperative that we field the best team possible. We have made excellent progress in improving our intellectual capital over the past few years, but we have more to do as we move forward and continue to grow.

Continuous Improvement

Six Sigma-based continuous process improvement is a natural complement to our EVA discipline, as operating more efficiently at lower cost contributes directly to the creation of value.

Our continuous improvement philosophy involves commitments from all levels of the organization to improving efficiency and reducing costs. This aligns well with our strategic objectives for creating long-term sustainable value.

Enabling Technologies

Information Technology can either directly or indirectly enable businesses to create value. Core to our continuing growth is the significant investment we are making in world-class Information Technology resources and infrastructure. Our objective is not simply to apply Information Technology to our processes but literally to infuse it, so that enabling technologies become embedded in virtually every important aspect of our business.



To the right, President, CFO and Treasurer **Sal Fazzolari** receives an update on Harsco's new High Availability Data Center from **Scott Gerson**, VP and Chief Information Officer (center) and **Terry Stahler**, Director of Global IT Infrastructure (left).

We now have the ability for global project teams from any location to work together in a virtual online environment that allows for seamless collaboration and information flow. We have also embarked on a global consolidation of our enterprise resource planning systems, or ERPs. Our ERP initiative will enhance our real-time access to the latest information regarding key business functions, and help us operate more efficiently as a global organization. We expect to reduce our core transaction systems in operations and finance from over 60 to fewer than 12 in a period of four years. We are also launching a broad-based initiative to automate many of our traditional, manually-intensive processes to further speed workflow and reduce costs.

As we continue to grow Harsco's global footprint, we are standardizing our underlying IT architecture around a strict set of system and software specifications that make it easier to integrate new acquisitions and make other "plug and play" changes, consistent with our continuing growth and expansion strategies.

Creating Long-Term Stockholder Value

Evidence continues to confirm that companies who have adopted a value-based framework regularly outperform their peers in the creation of stockholder value. During the past five years, Harsco's cumulative total returns have significantly exceeded two of the leading indices for comparably sized and structured companies, the Dow Jones U.S. Diversified Industrials Index and the S&P Midcap 400 Index. The increasing valuation we have earned in share price performance as well as our nearly 70-year commitment to stockholder dividends reaffirm Harsco's strong value-based approach to growth.

Comparison of Five Year Cumulative Total Returns

The following performance graph compares the yearly percentage change in the cumulative total stockholder return (assuming the reinvestment of dividends) on Harsco common stock against the cumulative total return of the Standard & Poor's MidCap 400 Index and Dow Jones U.S. Diversified Industrials Index. The graph assumes an initial investment of $100 on December 31, 2001.


Cumulative Total Returns
$250.86
$167.69
$100
02
03
04
05
06
Harsco
S&P Midcap 400 Index
Dow Jones U.S. Diversified Industrials Index

Note: In December 2001, Dow Jones restructured its industry classification system. The net result of this change is that all U.S. indices will show differences when compared to the prior index series.

Quarterly Share Price and Dividend Information

	High	Low	Dividends Declared
2006			
Q1	$84.55	$67.52	$0.3250
Q2	89.70	71.25	0.3250
Q3	82.42	67.77	0.3250
Q4	82.97	76.00	0.3550
2005			
Q1	$61.35	$49.87	$0.3000
Q2	61.10	52.37	0.3000
Q3	66.20	53.56	0.3000
Q4	70.57	59.70	0.3250

High and low per share data are as quoted on the New York Stock Exchange. Harsco common stock is listed on the New York Stock Exchange under ticker symbol HSC and is a component of the S&P MidCap 400 Index and the Russell 1000 Index.

HSC LISTED NYSE

S&P MidCap 400

Corporate Responsibility and Governance

Code of Conduct

The Harsco Code of Conduct is issued in booklet form to all Harsco directors, officers and employees worldwide, while an online training program facilitates new employee orientations and individual refresher training. The Code is also made available to our major suppliers, representatives and consultants.

In 2006, a comprehensive update was developed and distributed throughout Harsco's operations. Our printing included nearly 20 languages, a reflection of Harsco's broad international coverage and global employee base. The full text of Harsco's Code of Conduct is available on our website at www.harsco.com, located within the Corporate Governance section under Investor Relations. You can also obtain a printed copy by contacting the Corporate Communications department at the Harsco corporate office.

Internal Control Framework

Harsco's internal control system and its underlying principles are summarized in the Harsco Internal Control Framework booklet, which is distributed in multiple languages to all employees throughout Harsco having management or administrative responsibilities. The full text is available on our website at www.harsco.com, located within the Corporate Governance section under Investor Relations.

Our internal control principles are reinforced by our ongoing Sarbanes-Oxley Section 404 optimization initiative. This Company-wide program is overseen by the Audit Committee of the Board of Directors and is strategically focused on achieving continuous improvement in the effectiveness and efficiency of our controls, and on ensuring our continuing compliance with Sarbanes-Oxley provisions.

Confidential Submissions

Harsco has several methods available to report complaints or concerns relating to our accounting, internal accounting controls, or other related matters:

- Writing to the Harsco corporate office, P.O. Box 8888, Camp Hill, Pennsylvania 17001-8888, marked to the attention of Audit Committee Confidential Submission
- E-mail to auditcommitteehotline@harsco.com
- Calling this designated number, 800.942.7726

Contact can also be made with any member of the Company's Audit Committee. All reports are treated confidentially to the fullest extent possible, and may be made anonymously. Harsco will not tolerate any retaliation or harassment against any individual who in good faith raises a concern or reports misconduct.

Safety and the Environment

Although Harsco's global safety performance continues to significantly exceed industry averages, we are redoubling our safety efforts in 2007 to ensure that all operations continue to strive for an injury-free workplace. We are never satisfied when injuries occur.



In the environmental area, Harsco continues to be one of the world's leading providers of environmental solutions and technologies to the global steel and metals industries. On average each year, we recover more than 12 million tons of metallics from steelmaking slag; handle and process more than 30 million tons of scrap material; and facilitate the external sale and commercial use of nearly ten million tons of slag aggregate on behalf of our steel and metals industry customers. Through our specialized briquetting and pelletizing processes, we also recycle over 1.6 million tons of steelmaking dusts and other byproducts. As steel and other metals producers face an increasingly stringent regulatory climate – and also recognize the value-adding cost efficiencies of recycling – Harsco is responding with an increasing array of technology-based solutions.



Harsco is also the pioneer in recycling electric utility coal slag into aesthetically pleasing, competitively priced roofing granules as well as low free silica abrasives. Our Reed Minerals division converts more than one million tons of coal slag material each year into useful, environmentally-responsible products that would otherwise go to landfill.

Community Support

Through our separately-administered Harsco Corporation Fund giving arm, Harsco provides targeted financial and other support to charitable, educational, and cultural activities having wide application and support in the communities in which we operate. In 2006, the Fund granted just under $1 million to a number of selected initiatives.

In the field of education, Harsco participates in the U.S. National Merit Scholarship Program as well as a similar international scholarship program to award college-level tuition assistance to the top-performing children of our employees. We marked our 32nd consecutive year of scholarship assistance in 2006, over which time the Company has awarded more than $3 million to more than 350 talented students. We view the Harsco scholarship program as our opportunity to invest in some of the world's future leaders and help them realize their full potential, both as scholars and citizens. Our 2006 winners represented ten different countries, including Australia, Brazil, Canada, Italy, Malaysia, Mexico, Serbia, Slovakia, the United Kingdom and the United States.

Corporate Governance

Harsco Corporation is led by a strong and committed Board of Directors who reflect broad executive leadership experience in services, manufacturing, international operations, finance, marketing and management, as appropriate to our diversified activities and global scope.

Size of Board

Harsco's Board currently comprises 11 members, including eight independent directors. The number of directors is established with a view toward balancing the need for diversity of experience and talent against the risk of diluting responsibility and participation of members.

Meeting Attendance and Committees

The Board of Directors held nine meetings during the fiscal year ended December 31, 2006. All directors attended at least 75% of the total Board and committee meetings on which they served and the average attendance by directors at all Board and committee meetings was 99%.

Currently there are four standing committees of the Harsco Board: Executive; Audit; Management Development and Compensation; and Nominating and Corporate Governance. The Board may establish other committees from time to time as circumstances dictate.

Each standing committee has a written charter which is approved by the full Board and states the purpose of the committee. The full text of each committee charter is available on the Harsco website at www.harsco.com, located within the Corporate Governance section under Investor Relations. Printed copies are also available to any stockholder who requests them.

Independence

The members of Harsco's Audit, Management Development and Compensation, and Nominating and Corporate Governance committees are composed entirely of members who qualify as "independent" directors and at all times meet any other requirements of applicable law and listing standards.

Under Harsco's Corporate Governance principles, at least two-thirds of Harsco's Board are required to be "independent" directors as defined by the New York Stock Exchange and other applicable regulatory requirements. The independent directors held three meetings during 2006.

Further Information

Please visit our website at www.harsco.com for further information about our Board of Directors and Corporate Governance principles and policies.

Management's Certifications

The certifications of our Chief Executive Officer and Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act of 2002 have been filed with the Securities and Exchange Commission as exhibits to our Annual Report on Form 10-K.

In addition, in May 2006, our Chief Executive Officer provided to the New York Stock Exchange the annual Section 303A CEO certification regarding our compliance with the New York Stock Exchange's corporate governance listing standards.

Growth Profile

Revenue Growth
Dollars in Millions


$3,500
$2,800
$2,100
$1,400
$700
02
03
04
05
06
International
U.S.

Operating Income Growth
Dollars in Millions


$400
$320
$240
$160
$80
02
03
04
05
06
International
U.S.

Earnings Per Share Growth
In Dollars


$5.00
$4.20
$3.40
$2.60
$1.80
$1.00
02
03
04
05
06
Diluted Earnings Per Share from Continuing Operations

Cash Flow Growth
Dollars in Millions


$450
$400
$350
$300
$250
02
03
04
05
06
Cash Flow from Operations

Capital Expenditures Growth
Dollars in Millions


$350
$290
$230
$170
$110
03
04
05
06
Growth Capital Expenditures
Contract Renewals, Maintenance, Other

Dividend Growth
In Dollars


$1.35
$1.25
$1.15
$1.05
$0.95
02
03
04
05
06
Annual Dividends Per Share

Stock Price Growth
In Dollars


$80
$68
$56
$44
$32
02
03
04
05
06
Year-end Market Price of Stock

Enterprise Value Growth
Dollars in Millions


$4,500
$3,500
$2,500
$1,500
$500
02
03
04
05
06
Total Debt
Market Capitalization

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

Commission file number 1-3970

HARSCO CORPORATION

(Exact name of Registrant as specified in its Charter)

Delaware	23-1483991
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification number)
350 Poplar Church Road, Camp Hill, Pennsylvania	17011
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code 717-763-7064

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common stock, par value $1.25 per share	New York Stock Exchange
Preferred stock purchase rights	

Securities registered pursuant to Section 12(g) of the Act: NONE

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined *in Rule 405 of the Securities* Act. YES ☒ NO ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. YES ☐ NO ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☒ NO ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K *or any amendment to this Form* 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). YES ☐ NO ☒

The aggregate market value of the Company's voting stock held by non-affiliates of the Company as of June 30, 2006 was $3,274,276,264.

Indicate the number of shares outstanding of each of the registrant's classes of common stock, as of the latest practicable date.

Classes	Outstanding at January 31, 2007
Common stock, par value $1.25 per share	42,017,140

DOCUMENTS INCORPORATED BY REFERENCE

Selected portions of the 2007 Proxy Statement are incorporated by reference into Part III of this Report.

The Exhibit Index (Item No. 15) located on pages 108 to 113 incorporates several documents by reference as indicated therein.

HARSCO CORPORATION AND SUBSIDIARY COMPANIES

PART I

Item 1. Business

(a) General Development of Business

Harsco Corporation ("the Company") is a diversified, multinational provider of market-leading industrial services and engineered products. The Company's operations fall into three reportable segments: Mill Services, Access Services and Gas Technologies, plus an "all other" category labeled Engineered Products and Services. The Company has locations in 46 countries, including the United States. The Company was incorporated in 1956.

The Company's executive offices are located at 350 Poplar Church Road, Camp Hill, Pennsylvania 17011. The Company's main telephone number is (717) 763-7064. The Company's Internet website address is www.harsco.com. Through this Internet website (found in the "Investor Relations" link) the Company makes available, free of charge, its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K and all amendments to those reports, as soon as reasonably practicable after these reports are electronically filed or furnished to the Securities and Exchange Commission. Information contained on the Company's website is not incorporated by reference into this Annual Report, and should not be considered as part of this Annual Report.

The Company's principal lines of business and related principal business drivers are as follows:

Principal Lines of Business	Principal Business Drivers
• Outsourced, on-site services to steel mills and other metals producers	• Steel mill production and capacity utilization • Outsourcing of services
• Scaffolding, forming, shoring and other access-related services, rentals and sales	• Non-residential and commercial construction • Industrial and building maintenance requirements
• Railway track maintenance services and equipment	• Domestic and international railway track maintenance-of-way capital spending • Outsourcing of track maintenance and new track construction by railroads
• Industrial grating products	• Industrial plant and warehouse construction and expansion
• Air-cooled heat exchangers	• Natural gas compression and transmission
• Industrial abrasives and roofing granules	• Industrial and infrastructure surface preparation and restoration • Residential roof replacement
• Heat transfer products and powder processing equipment	• Commercial and institutional boiler and water heater requirements • Pharmaceutical, food and chemical production
• Gas control and containment products	
-Cryogenic containers and industrial gas cylinders	• General industrial production and industrial gas production
-Valves	• Use of industrial and refrigerant gases • Respiratory care market
-Propane Tanks	• Use of propane as a primary and/or backup fuel
-Filament-wound composite cylinders	• Self-contained breathing apparatus ("SCBA") demand • Natural gas vehicle ("NGV") demand

The Company reports segment information using the "management approach" in accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"). This approach is based on the way management organizes and reports the segments within the enterprise for making operating decisions and assessing performance. The Company's reportable segments are identified based upon differences in products, services and markets served. These segments and the types of products and services offered are more fully described below.

In 2006, 2005 and 2004, the United States contributed sales of $1.3 billion, $1.2 billion and $1.0 billion, equal to 38%, 42% and 42% of total sales, respectively. In 2006, 2005 and 2004, the United Kingdom contributed sales of $0.7 billion, $0.5 billion and $0.5 billion, respectively, equal to 20%, 20% and 21% of total sales, respectively. One customer represented 10% of the Company's sales during 2006. No customer represented 10% or more of the Company's sales in 2005 and 2004. There were no significant inter-segment sales.

(b) Financial Information about Segments

Financial information concerning industry segments is included in Note 14, Information by Segment and Geographic Area, to the Consolidated Financial Statements under Part II, Item 8, "Financial Statements and Supplementary Data."

(c) Narrative Description of Business

(1) A narrative description of the businesses by reportable segment is as follows:

Mill Services Segment – 40% of consolidated sales for 2006

The Mill Services Segment, which consists of the MultiServ Division, is the Company's largest operating segment in terms of revenues and operating income. MultiServ is the world's largest provider of on-site, outsourced mill services to the global steel and metals industries. MultiServ provides its services on a long-term contract basis, supporting each stage of the metal-making process from initial raw material handling to post-production by-product processing and on-site recycling. Working as a specialized, high-value-added services provider, MultiServ rarely takes ownership of its customers' raw materials or finished products. Similar services are provided to the producers of non-ferrous metals, such as aluminum, copper and nickel. The Company's multi-year Mill Services contracts had estimated future revenues of $4.4 billion at December 31, 2006. This provides the Company with a substantial base of long-term revenues. Approximately 60% of these revenues are expected to be recognized by December 31, 2009. The remaining revenues are expected to be recognized principally between January 1, 2010 and December 31, 2015.

MultiServ's geographic reach to over 30 countries, and its increasing range of services, enhance the Company's financial and operating balance. In 2006, this Segment's revenues were generated in the following regions:

Mill Services Segment	
Region	**2006 Percentage of Revenues**
Europe	56%
North America	21%
Latin America (a)	10%
Asia/Pacific	7%
Middle East and Africa	6%

(a) Including Mexico.

For 2006, 2005 and 2004, the Mill Services Segment's percentage of the Company's consolidated sales was 40%, 38% and 40%, respectively.

Access Services Segment – 31% of consolidated sales for 2006

The Access Services Segment includes the Company's SGB Group, Hünnebeck Group and Patent Construction Systems Divisions. The Company's Access Services Segment leads the access industry as one of the world's most complete providers of rental scaffolding, shoring, forming and other access solutions. The U.K.-based SGB

Group Division operates from a network of international branches throughout Europe, the Middle East and Asia/Pacific; the Germany-based Hünnebeck Division serves Europe, the Middle East and South America while the U.S.-based Patent Construction Systems Division serves North America. Major services include the rental of concrete shoring and forming systems, scaffolding and powered access equipment for non-residential construction and international multi-dwelling residential construction projects; as well as a variety of other access services including project engineering and equipment erection and dismantling and, to a lesser extent, access equipment sales.

The Company's access services are provided through branch locations in approximately 30 countries plus export sales worldwide. In 2006, this Segment's revenues were generated in the following regions:

Access Services Segment

Region	2006 Percentage of Revenues
Europe	70%
North America	21%
Middle East and Africa	7%
Asia/Pacific	1%
Latin America	1%

For 2006, 2005 and 2004, the Access Services Segment's percentage of the Company's consolidated sales was 31%, 29% and 28%, respectively.

Engineered Products and Services ("all other") Category – 17% of consolidated sales for 2006

The Engineered Products and Services ("all other") Category includes the Harsco Track Technologies, Reed Minerals, IKG Industries, Air-X-Changers, and Patterson-Kelley Divisions. Approximately 88% of this category's revenues originate in the United States.

Export sales for this Category totaled $96.6 million, $116.6 million and $101.2 million in 2006, 2005 and 2004, respectively. In 2006, 2005 and 2004, export sales for the Harsco Track Technologies Division were $51.5 million, $80.0 million and $76.3 million, respectively, which included sales to Europe, Asia, the Middle East and Africa. The increased export sales for the Division in 2005 and 2004 were due to large shipments to China.

Harsco Track Technologies is a global provider of equipment and services to maintain, repair and construct railway track. The Company's railway track maintenance services provide high-technology comprehensive track maintenance and new track construction support to railroad customers worldwide. The railway track maintenance equipment product class includes specialized track maintenance equipment used by private and government-owned railroads and urban transit systems worldwide.

Reed Minerals' roofing granules and industrial abrasives are produced from power-plant utility coal slag at a number of locations throughout the United States. The Company's Black Beauty® abrasives are used for industrial surface preparation, such as rust removal and cleaning of bridges, ship hulls and various structures. Roofing granules are sold to residential roofing shingle manufacturers, primarily for the replacement roofing market. This Division is the United States' largest producer of slag abrasives and third largest producer of residential roofing granules.

IKG Industries manufactures a varied line of industrial grating products at several plants in North America. These products include a full range of bar grating configurations, which are used mainly in industrial flooring, and safety and security applications in the power, paper, chemical, refining and processing industries.

Air-X-Changers is a leading supplier of custom-designed and manufactured air-cooled heat exchangers for the natural gas industry. The Company's heat exchangers are the primary apparatus used to condition natural gas during recovery, compression and transportation from underground reserves through the major pipeline distribution channels.

Patterson-Kelley is a leading manufacturer of heat transfer products such as boilers and water heaters for commercial and institutional applications, and also powder processing equipment such as blenders, dryers and mixers for the chemical, pharmaceutical and food processing industries.

For 2006, 2005 and 2004, the Engineered Products and Services ("all other") Category's percentage of the Company's consolidated sales was 17%, 20% and 18%, respectively.

Gas Technologies Segment – 12% of consolidated sales for 2006

The Gas Technologies Segment includes the Company's Harsco GasServ Division. The Segment's manufacturing and service facilities in the United States, Europe, Australia, Malaysia and China comprise an integrated manufacturing network for gas containment and control products. This global operating presence and product breadth provide economies of scale and multiple code production capability, enabling Harsco GasServ to serve as a primary source to the world's leading industrial gas producers and distributors, as well as regional and local customers. In 2006, approximately 85% of this Segment's revenues were generated in the United States.

The Company's gas containment products include cryogenic gas storage tanks; high pressure and acetylene gas cylinders; propane tanks; and composite vessels for industrial and commercial gases, natural gas vehicles (NGV) and other products. The Company's gas control products include valves and regulators serving a variety of markets, including the industrial gas, commercial refrigeration, life support and outdoor recreation industries.

For 2006, 2005 and 2004, the Gas Technologies Segment's percentage of the Company's consolidated sales was 12%, 13% and 14%, respectively.

In January 2007, the Company's Board of Directors approved the divestiture of this Segment. The Company expects this divestiture to occur in the second half of 2007.

(1) (i) The products and services of the Company include a number of product groups. These product groups are more fully discussed in Note 14, Information by Segment and Geographic Area, to the Consolidated Financial Statements under Part II, Item 8, "Financial Statements and Supplementary Data." The product groups that contributed 10% or more as a percentage of consolidated sales in any of the last three fiscal years are set forth in the following table:

	Percentage of Consolidated Sales		
Product Group	**2006**	**2005**	**2004**
Mill Services	**40%**	38%	40%
Access Services	**31%**	29%	28%
Industrial Gas Products	**12%**	13%	14%

(1) (ii) New products and services are added from time to time; however, in 2006 none required the investment of a material amount of the Company's assets.

(1) (iii) The manufacturing requirements of the Company's operations are such that no unusual sources of supply for raw materials are required. The raw materials used by the Company include principally steel and, to a lesser extent, aluminum, which are usually readily available. The profitability of the Company's manufactured products are affected by changing purchase prices of steel and other materials and commodities. Beginning in 2004, the price paid for steel and certain other commodities increased significantly compared with prior years. Although these costs moderated in 2005, such costs increased during 2006. If steel or other material costs associated with the Company's manufactured products continue to increase and the costs cannot be passed on to the Company's customers, operating income would be adversely impacted. Additionally, decreased availability of steel or other materials, such as carbon fiber used to manufacture filament-wound composite cylinders, could affect the Company's ability to produce manufactured products in a timely manner. If the Company cannot obtain the necessary raw materials for its manufactured products, then revenues, operating income and cash flows will be adversely impacted.

(1) (iv) While the Company has a number of trademarks, patents and patent applications, it does not consider that any material part of its business is dependent upon them.

(1) (v) The Company furnishes products and materials and certain industrial services within the Access Services and Gas Technologies Segments and the Engineered Products and Services ("all other") Category that are seasonal in nature. As a result, the Company's sales and net income for the first quarter ending

March 31 are normally lower than the second, third and fourth quarters. Additionally, the Company has historically generated the majority of its cash flows in the third and fourth quarters (periods ending September 30 and December 31). This is a direct result of normally higher sales and income during the latter part of the year. The Company's historical revenue patterns and cash provided by operating activities were as follows:

Historical Revenue Patterns

(In millions)	2006	2005	2004	2003	2002
First Quarter Ended March 31	**$ 769.6**	$ 640.1	$ 556.3	$ 487.9	$ 458.6
Second Quarter Ended June 30	**865.5**	696.1	617.6	536.4	510.3
Third Quarter Ended September 30	**875.9**	697.5	617.3	530.2	510.5
Fourth Quarter Ended December 31	**912.3**	732.5	710.9	564.0	497.3
Totals	**$ 3,423.3**	$ 2,766.2	$ 2,502.1	$ 2,118.5	$ 1,976.7

Historical Cash Provided by Operations

(In millions)	2006	2005	2004	2003	2002
First Quarter Ended March 31	**$ 69.8**	$ 48.1	$ 32.4	$ 31.2	$ 9.0
Second Quarter Ended June 30	**114.5**	86.3	64.6	59.2	71.4
Third Quarter Ended September 30	**94.6**	98.1	68.9	64.1	83.3
Fourth Quarter Ended December 31	**130.3**	82.7	104.6	108.4	90.1
Totals	**$ 409.2**	$ 315.3 (a)	$ 270.5	$ 262.8 (a)	$ 253.8

(a) Does not total due to rounding.

(1) (vi) The practices of the Company relating to working capital are similar to those practices of other industrial service providers or manufacturers servicing both domestic and international industrial services and commercial markets. These practices include the following:

- Standard accounts receivable payment terms of 30 days to 60 days, with progress payments required for certain long-lead-time or large orders. Payment terms are longer in certain international markets.
- Standard accounts payable payment terms of 30 days to 90 days.
- Inventories are maintained in sufficient quantities to meet forecasted demand. Due to the time required to manufacture certain railway maintenance equipment to customer specifications, inventory levels of this business tend to increase for an extended time during the production phase and then decline when the equipment is sold.

(1) (vii) No single customer represented 10% or more of the Company's sales in 2005 and 2004. However, in 2006 one customer represented 10% of its sales. In addition, the Mill Services Segment is dependent largely on the global steel industry and in 2006, 2005 and 2004, there were two customers that each provided in excess of 10% of this Segment's revenues under multiple long-term contracts at several mill sites. The loss of any one of the contracts would not have a material adverse effect upon the Company's financial position or cash flows; however, it could have a material effect on quarterly or annual results of operations. Additionally, these customers have significant accounts receivable balances. Further consolidation in the global steel industry is probable. Should transactions occur involving some of the Company's larger steel industry customers, it would result in an increase in concentration of credit risk for the Company. If a large customer were to experience financial difficulty, or file for bankruptcy protection, it could adversely impact the Company's income, cash flows, and asset valuations. As part of its credit risk management practices, the Company closely monitors the credit standing and accounts receivable position of its customer base.

(1) (viii) Backlog of orders was $301.0 million and $275.8 million as of December 31, 2006 and 2005, respectively. It is expected that approximately 20% of the total backlog at December 31, 2006 will not be filled during 2007. The Company's backlog is seasonal in nature and tends to follow in the same pattern as sales and net income which is discussed in section (1) (v) above. Order backlog for scaffolding, shoring and forming services of the Access Services Segment is excluded from the above amounts. These amounts are generally not quantifiable due to short order lead times for certain services, the nature and timing of the products and services provided and equipment rentals with the ultimate length of the rental period often unknown. Backlog for roofing granules and slag abrasives is not included in the total backlog because it is generally not quantifiable, due to the short order lead times of the products provided. Contracts for the Mill Services Segment are also excluded from the total backlog. These contracts have estimated future revenues of $4.4 billion at December 31, 2006. For additional information regarding backlog, see the Backlog section included in Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(1) (ix) At December 31, 2006, the Company had no material contracts that were subject to renegotiation of profits or termination at the election of the U.S. Government.

(1) (x) The Company encounters active competition in all of its activities from both larger and smaller companies who produce the same or similar products or services, or who produce different products appropriate for the same uses.

(1) (xi) The expense for product development activities was $3.0 million, $2.7 million and $2.6 million in 2006, 2005 and 2004, respectively. For additional information regarding product development activities, see the Research and Development section included in Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(1) (xii) The Company has become subject, as have others, to stringent air and water quality control legislation. In general, the Company has not experienced substantial difficulty complying with these environmental regulations in the past, and does not anticipate making any material capital expenditures for environmental control facilities. While the Company expects that environmental regulations may expand, and that its expenditures for air and water quality control will continue, it cannot predict the effect on its business of such expanded regulations. For additional information regarding environmental matters see Note 10, Commitments and Contingencies, to the Consolidated Financial Statements included in Part II, Item 8, "Financial Statements and Supplementary Data."

(1) (xiii) As of December 31, 2006, the Company had approximately 21,500 employees.

(d) Financial Information about Geographic Areas

Financial information concerning foreign and domestic operations is included in Note 14, Information by Segment and Geographic Area, to the Consolidated Financial Statements under Part II, Item 8, "Financial Statements and Supplementary Data." Export sales totaled $162.6 million, $171.0 million and $139.3 million in 2006, 2005 and 2004, respectively.

(e) Available Information

Information is provided in Part I, Item 1 (a), "General Development of Business."

Item 1A. Risk Factors

Market risk.

In the normal course of business, the Company is routinely subjected to a variety of risks. In addition to the market risk associated with interest rate and currency movements on outstanding debt and non-U.S. dollar-denominated assets and liabilities, other examples of risk include collectibility of receivables, volatility of the financial markets and their effect on pension plans, and global economic and political conditions.

Cyclical industry and economic conditions may adversely affect the Company's businesses.

The Company's businesses are subject to general economic slowdowns and cyclical conditions in the industries served. In particular,

- The Company's Mill Services business may be adversely impacted by slowdowns in steel mill production, excess capacity, consolidation or bankruptcy of steel producers or a reversal or slowing of current outsourcing trends in the steel industry;
- The Company's Access Services business may be adversely impacted by slowdowns in non-residential or commercial construction and the volatility of annual industrial and building maintenance cycles;
- The railway track maintenance business may be adversely impacted by developments in the railroad industry that lead to lower capital spending or reduced maintenance spending;
- The industrial abrasives and roofing granules business may be adversely impacted by reduced home resales or economic conditions that slow the rate of residential roof replacement, or by slowdowns in the industrial and infrastructure refurbishment industries;
- The industrial grating business may be adversely impacted by slowdowns in non-residential construction and industrial production;
- The air-cooled heat exchangers business is affected by cyclical conditions present in the natural gas industry. A high demand for natural gas is currently creating increased demand for the Company's air-cooled heat exchangers. However, a slowdown in natural gas production could adversely affect this business; and
- The Company's Gas Technologies business may be adversely impacted by reduced industrial production and lower demand for industrial gases, slowdowns in demand for medical cylinders and valves, or lower demand for natural gas vehicles.

The Company's defined benefit pension expense is directly affected by the equity and bond markets and a downward trend in those markets could adversely impact the Company's future earnings. An upward trend in the equity and bond markets could positively affect the Company's future earnings.

In addition to the economic issues that directly affect the Company's businesses, changes in the performance of equity and bond markets, particularly in the United Kingdom and the United States, impact actuarial assumptions used in determining annual pension expense, pension liabilities and the valuation of the assets in the Company's defined benefit pension plans. The downturn in financial markets during 2000, 2001 and 2002 negatively impacted the Company's pension expense and the accounting for pension assets and liabilities. This resulted in an increase in pre-tax defined benefit pension expense from continuing operations of approximately $20.8 million for calendar year 2002 compared with 2001 and $17.7 million for calendar year 2003 compared with 2002. The upturn in certain financial markets beginning in 2003 and certain plan design changes (discussed below) contributed to a decrease in pre-tax defined benefit pension expense from continuing operations of approximately $1.6 million for 2006 compared with 2005, approximately $3.8 million for 2005 compared with 2004, and approximately $5.4 million for 2004 compared with 2003. An upward trend in capital markets would likely result in a decrease in future unfunded obligations and pension expense. This could also result in an increase to Stockholders' Equity and a decrease in the Company's statutory funding requirements. If the financial markets deteriorate, it would most likely have a negative impact on the Company's pension expense and the accounting for pension assets and liabilities. This could result in a decrease to Stockholders' Equity and an increase in the Company's statutory funding requirements.

In response to the adverse market conditions, during 2002 and 2003 the Company conducted a comprehensive global review of its pension plans in order to formulate a plan to make its long-term pension costs more predictable and affordable. The Company implemented design changes for most of these plans during 2003. The principal change involved converting future pension benefits for many of the Company's non-union employees in both the U.K. and U.S. from defined benefit plans to defined contribution plans as of January 1, 2004. This conversion is expected to make the Company's pension expense more predictable and affordable and less sensitive to changes in the financial markets.

The Company's pension committee continues to evaluate alternative strategies to further reduce overall pension expense including the on-going evaluation of investment fund managers' performance; the balancing of plan assets and liabilities; the risk assessment of all multi-employer pension plans; the possible merger of certain plans; the consideration of incremental cash contributions to certain plans; and other changes that are likely to reduce future pension expense volatility and minimize risk.

The Company's global presence subjects it to a variety of risks arising from doing business internationally.

The Company operates in 46 countries, including the United States. The Company's global footprint exposes it to a variety of risks that may adversely affect results of operations, cash flows or financial position. These include the following:

- periodic economic downturns in the countries in which the Company does business;
- fluctuations in currency exchange rates;
- customs matters and changes in trade policy or tariff regulations;
- imposition of or increases in currency exchange controls and hard currency shortages;
- changes in regulatory requirements in the countries in which the Company does business;
- higher tax rates and potentially adverse tax consequences including restrictions on repatriating earnings, adverse tax withholding requirements and "double taxation";
- longer payment cycles and difficulty in collecting accounts receivable;
- complications in complying with a variety of international laws and regulations;
- political, economic and social instability, civil unrest and armed hostilities in the countries in which the Company does business;
- inflation rates in the countries in which the Company does business;
- laws in various international jurisdictions that limit the right and ability of subsidiaries to pay dividends and remit earnings to affiliated companies unless specified conditions are met; and,
- uncertainties arising from local business practices, cultural considerations and international political and trade tensions.

If the Company is unable to successfully manage the risks associated with its global business, the Company's financial condition, cash flows and results of operations may be negatively impacted.

The Company has operations in several countries in the Middle East, including Bahrain, Egypt, Saudi Arabia, United Arab Emirates and Qatar, which are geographically close to Iraq, Iran, Israel, Lebanon and other countries with a continued high risk of armed hostilities. During 2006, 2005 and 2004, the Company's Middle East operations contributed approximately $34.8 million, $32.7 million and $25.5 million, respectively, to the Company's operating income. Additionally, the Company has operations in and sales to countries that have encountered outbreaks of communicable diseases (e.g., Acquired Immune Deficiency Syndrome (AIDS), avian influenza and others). Should such outbreaks worsen or spread to other countries, the Company may be negatively impacted through reduced sales to and within those countries and other countries impacted by such diseases.

Exchange rate fluctuations may adversely impact the Company's business.

Fluctuations in foreign exchange rates between the U.S. dollar and the approximately 40 other currencies in which the Company conducts business may adversely impact the Company's operating income and income from continuing operations in any given fiscal period. Approximately 62% and 58% of the Company's sales and approximately 71% and 67% of the Company's operating income from continuing operations for the years ended December 31, 2006 and 2005, respectively, were derived from operations outside the United States. More specifically, during both 2006 and 2005, approximately 20% of the Company's revenues were derived from operations in the U.K. Additionally, approximately 23% and 18% of the Company's revenues were derived from operations with the euro as their functional currency during 2006 and 2005, respectively. Given the structure of the Company's revenues and expenses, an increase in the value of the U.S. dollar relative to the foreign currencies in which the Company earns its revenues generally has a negative impact on operating income, whereas a decrease in the value of the U.S. dollar tends to have the opposite effect. The Company's principal foreign currency exposures are to the British pound sterling and the euro. The Company's exposure to these currencies, as well as other foreign currencies, has increased in 2006 due to the acquisitions of Hünnebeck and the Northern Hemisphere mill services operations of Brambles Industrial Services ("BISNH") in the fourth quarter of 2005 and the acquisition of Cleton in the third quarter of 2006.

Compared with the corresponding period in 2005, the average values of major currencies changed as follows in relation to the U.S. dollar during 2006, impacting the Company's sales and income:

• British pound sterling	Strengthened by 2%
• euro	Strengthened by 2%
• South African rand	Weakened by 6%
• Brazilian real	Strengthened by 11%
• Canadian dollar	Strengthened by 7%
• Australian dollar	Neutral

Compared with exchange rates at December 31, 2005, the values of major currencies changed as follows as of December 31, 2006:

• British pound sterling	Strengthened by 14%
• euro	Strengthened by 12%
• South African rand	Weakened by 10%
• Brazilian real	Strengthened by 9%
• Canadian dollar	Neutral
• Australian dollar	Strengthened by 8%

The Company's foreign currency exposures increase the risk of income statement, balance sheet and cash flow volatility. If the above currencies change materially in relation to the U.S. dollar, the Company's financial position, results of operations, or cash flows may be materially affected.

To illustrate the effect of foreign currency exchange rate changes in certain key markets of the Company, in 2006, revenues would have been approximately 1% or $35.3 million less and operating income would have been approximately 1% or $3.0 million less if the average exchange rates for 2005 were utilized. A similar comparison for 2005 would have decreased revenues approximately 1% or $14.8 million, while operating income would have been approximately 1% or $2.8 million less if the average exchange rates for 2005 would have remained the same as 2004. If the U.S. dollar weakens in relation to the euro and British pound sterling, the Company would expect to see a positive impact on future sales and income from continuing operations as a result of foreign currency translation. Currency changes also result in assets and liabilities denominated in local currencies being translated into U.S. dollars at different amounts than at the prior period end.

The Company seeks to reduce exposures to foreign currency transaction fluctuations through the use of forward exchange contracts. At December 31, 2006, the notional amount of these contracts was $170.9 million, and over 99% of these contracts will mature within the first quarter of 2007. The Company does not hold or issue financial instruments for trading purposes, and it is the Company's policy to prohibit the use of derivatives for speculative purposes.

Although the Company engages in foreign currency forward exchange contracts and other hedging strategies to mitigate foreign exchange risk, hedging strategies may not be successful or may fail to offset the risk.

In addition, competitive conditions in the Company's manufacturing businesses may limit the Company's ability to increase product prices in the face of adverse currency movements. Sales of products manufactured in the United States for the domestic and export markets may be affected by the value of the U.S. dollar relative to other currencies. Any long-term strengthening of the U.S. dollar could depress demand for these products and reduce sales and may cause translation gains or losses due to the revaluation of accounts payable, accounts receivable and other asset and liability accounts. Conversely, any long-term weakening of the U.S. dollar could improve demand for these products and increase sales and may cause translation gains or losses due to the revaluation of accounts payable, accounts receivable and other asset and liability accounts.

Negative economic conditions may adversely impact the ability of the Company's customers to meet their obligations to the Company on a timely basis and impact the valuation of the Company's assets.

If a downturn in the economy occurs, it may adversely impact the ability of the Company's customers to meet their obligations to the Company on a timely basis and could result in bankruptcy filings by them. If customers are unable to meet their obligations on a timely basis, it could adversely impact the realizability of receivables, the valuation of inventories and the valuation of long-lived assets across the Company's businesses, as well as negatively affect the forecasts used in performing the Company's goodwill impairment testing under SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). If management determines that goodwill or other assets are impaired or that inventories or receivables cannot be realized at recorded amounts, the Company will be required to record a write-down in the period of determination, which will reduce net income for that period. Additionally, the risk remains that certain Mill Services customers may file for bankruptcy protection, be acquired or consolidate in the future, which could have an adverse impact on the Company's income and cash flows. The potential financial impact of this risk has increased with the Company's acquisition of BISNH in December 2005 and consolidation of certain large steel mill customers in 2006. Conversely, such consolidation may provide additional service opportunities for the Company.

A negative outcome on personal injury claims against the Company may adversely impact results of operations and financial condition.

The Company has been named as one of many defendants (approximately 90 or more in most cases) in legal actions alleging personal injury from exposure to airborne asbestos. In their suits, the plaintiffs have named as defendants many manufacturers, distributors and repairers of numerous types of equipment or products that may involve asbestos. Most of these complaints contain a standard claim for damages of $20 million or $25 million against the named defendants. If the Company was found to be liable in any of these actions and the liability was to exceed the Company's insurance coverage, results of operations, cash flows and financial condition could be adversely affected. For more information concerning this litigation, see Note 10, Commitments and Contingencies, to the Consolidated Financial Statements under Part II, Item 8, "Financial Statements and Supplementary Data."

The Company may lose customers or be required to reduce prices as a result of competition.

The industries in which the Company operates are highly competitive.

- The Company's Mill Services business is sustained mainly through contract renewals. Historically, the Company's contract renewal rate has averaged approximately 95%. If the Company is unable to renew its contracts at the historical rates or renewals are at reduced prices, revenue may decline.
- The Company's Access Services business rents and sells equipment and provides erection and dismantling services to principally the non-residential and commercial construction and industrial plant maintenance markets. Contracts are awarded based upon the Company's engineering capabilities, product availability, safety record, and the ability to competitively price its rentals and services. If the Company is unable to consistently provide high-quality products and services at competitive prices, it may lose customers or operating margins may decline due to reduced selling prices.
- The Company's manufacturing businesses compete with companies that manufacture similar products both internationally and domestically. Certain international competitors export their products into the United States and sell them at lower prices due to lower labor costs and government subsidies for exports. Such practices may limit the prices the Company can charge for its products and services. Additionally, unfavorable foreign exchange rates can adversely impact the Company's ability to match the prices charged by international competitors. If the Company is unable to match the prices charged by international competitors, it may lose customers.

The Company's strategy to overcome this competition includes continuous process improvement and cost reduction programs, international customer focus and the diversification, streamlining and consolidation of operations.

Increased customer concentration and credit risk in the Mill Services Segment may adversely impact the Company's future earnings and cash flows.

Concentrations of credit risk with respect to accounts receivable are generally limited due to the Company's large number of customers and their dispersion across different industries and geographies. However, the Company's Mill Services Segment has several large customers throughout the world with significant accounts receivable balances. In December 2005, the Company acquired BISNH. This acquisition has increased the Company's corresponding concentration of credit risk to customers in the steel industry. Additionally, further consolidation in the global steel industry occurred in 2006 and additional consolidation is probable. Should additional transactions occur involving some of the steel industry's larger companies, which are customers of the Company, it would result in an increase in concentration of credit risk for the Company. If a large customer were to experience financial difficulty, or file for bankruptcy protection, it could adversely impact the Company's income, cash flows and asset valuations. As part of its credit risk management practices, the Company is developing strategies to mitigate this increased concentration of credit risk.

Increases in energy prices could increase the Company's operating costs and reduce its profitability.

Worldwide political and economic conditions, an imbalance in the supply and demand for oil, extreme weather conditions, or armed hostilities in oil-producing regions, among other factors, may result in an increase in the volatility of energy costs, both on a macro basis and for the Company specifically. In 2006, 2005 and 2004, energy costs have approximated 4.0%, 3.6% and 3.5% of the Company's revenue, respectively. To the extent that such costs cannot be passed to customers in the future, operating income and results of operations may be adversely affected.

Increases or decreases in purchase prices or selling prices or availability of steel or other materials and commodities may affect the Company's profitability.

The profitability of the Company's manufactured products are affected by changing purchase prices of steel and other materials and commodities. Beginning in 2004, the price paid for steel and certain other commodities increased significantly compared with prior years. Although these costs moderated in 2005, such costs increased again during 2006 on a comparative basis with 2005. If raw material costs associated with the Company's manufactured products increase and the costs cannot be passed on to the Company's customers, operating income would be adversely impacted. Additionally, decreased availability of steel or other materials, such as carbon fiber used to manufacture filament-wound composite cylinders, could affect the Company's ability to produce manufactured products in a timely manner. If the Company cannot obtain the necessary raw materials for its manufactured products, then revenues, operating income and cash flows will be adversely affected. The Company acquired Excell Materials ("Excell") in February 2007. Certain services performed by Excell result in the recovery, processing and sale of stainless steel scrap to its customers. The selling price of the scrap material is market-based and varies based upon the current fair value of its components (predominantly nickel). Therefore, the revenue amounts recorded from the sale of such scrap material vary based upon the fair value of the commodity components being sold. The Company intends to execute hedging instruments to help reduce the volatility of the revenue from the sale of the scrap material at varying market prices. However, there can be no guarantee that such hedging strategies will be fully effective in reducing the variability of revenues from period to period.

The Company is subject to various environmental laws and the success of existing or future environmental claims against it could adversely impact the Company's results of operations and cash flows.

The Company's operations are subject to various federal, state, local and international laws, regulations and ordinances relating to the protection of health, safety and the environment, including those governing discharges to air and water, handling and disposal practices for solid and hazardous wastes, the remediation of contaminated sites and the maintenance of a safe work place. These laws impose penalties, fines and other sanctions for non-compliance and liability for response costs, property damages and personal injury resulting from past and current spills, disposals or other releases of, or exposure to, hazardous materials. The Company could incur substantial costs as a result of non-compliance with or liability for remediation or other costs or damages under these laws. The Company may be subject to more stringent environmental laws in the future, and compliance with more stringent environmental requirements may require the Company to make material expenditures or subject it to liabilities that the Company currently does not anticipate.

The Company is currently involved in a number of environmental remediation investigations and clean-ups and, along with other companies, has been identified as a "potentially responsible party" for certain waste disposal sites under the federal "Superfund" law. At several sites, the Company is currently conducting environmental remediation, and it is probable that the Company will agree to make payments toward funding certain other of these remediation activities. It also is possible that some of these matters will be decided unfavorably to the Company and that other sites requiring remediation will be identified. Each of these matters is subject to various uncertainties and financial exposure is dependent upon such factors as the continuing evolution of environmental laws and regulatory requirements, the availability and application of technology, the allocation of cost among potentially responsible parties, the years of remedial activity required and the remediation methods selected. The Company has evaluated its potential liability and the Consolidated Balance Sheets at December 31, 2006 and 2005 include an accrual of $3.8 million and $2.8 million, respectively, for environmental matters. The amounts charged against pre-tax earnings related to environmental matters totaled $2.2 million, $1.5 million and $2.1 million for the years ended December 31, 2006, 2005 and 2004, respectively. The liability for future remediation costs is evaluated on a quarterly basis. Actual costs to be incurred at identified sites in future periods may be greater than the estimates, given inherent uncertainties in evaluating environmental exposures.

Restrictions imposed by the Company's credit facilities and outstanding notes may limit the Company's ability to obtain additional financing or to pursue business opportunities.

The Company's credit facilities and certain notes payable agreements contain a covenant requiring a maximum debt to capital ratio of 60%. In addition, certain notes payable agreements also contain a covenant requiring a minimum net worth of $475 million. These covenants limit the amount of debt the Company may incur, which could limit its ability to obtain additional financing or pursue business opportunities. In addition, the Company's ability to comply with these ratios may be affected by events beyond its control. A breach of any of these covenants or the inability to comply with the required financial ratios could result in a default under these credit facilities. In the event of any default under these credit facilities, the lenders under those facilities could elect to declare all borrowings outstanding, together with accrued and unpaid interest and other fees, to be due and payable, which would cause an event of default under the notes. This could, in turn, trigger an event of default under the cross-default provisions of the Company's other outstanding indebtedness. At December 31, 2006, the Company was in compliance with these covenants with a debt to capital ratio of 48.1%, and a net worth of $1.15 billion. The Company had $395.3 million in outstanding indebtedness containing these covenants at December 31, 2006.

Higher than expected claims under insurance policies, under which the Company retains a portion of the risk, could adversely impact results of operations and cash flows.

The Company retains a significant portion of the risk for property, workers' compensation, U.K. employers' liability, automobile, general and product liability losses. Reserves have been recorded which reflect the undiscounted estimated liabilities for ultimate losses including claims incurred but not reported. Inherent in these estimates are assumptions that are based on the Company's history of claims and losses, a detailed analysis of existing claims with respect to potential value, and current legal and legislative trends. At December 31, 2006 and 2005, the Company had recorded liabilities of $103.4 million and $102.3 million, respectively, related to both asserted and unasserted insurance claims. Included in the balance at December 31, 2006 and 2005 were $18.9 million and $25.2 million, respectively, of recognized liabilities covered by insurance carriers. If actual claims are higher than those projected by management, an increase to the Company's insurance reserves may be required and would be recorded as a charge to income in the period the need for the change was determined. Conversely, if actual claims are lower than those projected by management, a decrease to the Company's insurance reserves may be required and would be recorded as a reduction to expense in the period the need for the change was determined.

The seasonality of the Company's business may cause its quarterly results to fluctuate.

The Company has historically generated the majority of its cash flows in the third and fourth quarters (periods ending September 30 and December 31). This is a direct result of normally higher sales and income during the second half of the year, as the Company's business tends to follow seasonal patterns. If the Company is unable to successfully manage the cash flow and other effects of seasonality on the business, its results of operations may suffer. The Company's historical revenue patterns and net cash provided by operating activities are included in Part I, Item 1, "Business."

The Company's cash flows and earnings are subject to changes in interest rates.

The Company's total debt as of December 31, 2006 was $1.06 billion. Of this amount, approximately 47.7% had variable rates of interest and 52.3% had fixed rates of interest. The weighted average interest rate of total debt was approximately 5.7%. At current debt levels, a one-percentage increase/decrease in variable interest rates would increase/decrease interest expense by approximately $5.1 million per year.

The future financial impact on the Company associated with the above risks cannot be estimated.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

Information as to the principal plants owned and operated by the Company is summarized in the following table:

Location	Principal Products
Access Services Segment	
Marion, Ohio	Access Equipment Maintenance
Dosthill, United Kingdom	Access Equipment Maintenance
Engineered Products and Services ("all other") Category	
Drakesboro, Kentucky	Roofing Granules/Abrasives
Gary, Indiana	Roofing Granules/Abrasives
Moundsville, West Virginia	Roofing Granules/Abrasives
Tampa, Florida	Roofing Granules/Abrasives
Brendale, Australia	Rail Maintenance Equipment
Fairmont, Minnesota	Rail Maintenance Equipment
Ludington, Michigan	Rail Maintenance Equipment
West Columbia, South Carolina	Rail Maintenance Equipment
Channelview, Texas	Industrial Grating Products
Leeds, Alabama	Industrial Grating Products
Queretaro, Mexico	Industrial Grating Products
East Stroudsburg, Pennsylvania	Process Equipment
Catoosa, Oklahoma	Heat Exchangers
Gas Technologies Segment	
Niagara Falls, New York	Valves
Washington, Pennsylvania	Valves
Bloomfield, Iowa	Propane Tanks
Fremont, Ohio	Propane Tanks
Jesup, Georgia	Propane Tanks
West Jordan, Utah	Propane Tanks
Harrisburg, Pennsylvania	High Pressure Cylinders
Huntsville, Alabama	High Pressure Cylinders
Beijing, China	Cryogenic Storage Vessels
Jesup, Georgia	Cryogenic Storage Vessels
Kosice, Slovakia	Cryogenic Storage Vessels
Shah Alam, Malaysia	Cryogenic Storage Vessels
Theodore, Alabama	Cryogenic Storage Vessels

The Company also operates the following plants which are leased:

Location	Principal Products
Access Services Segment	
DeLimiet, Netherlands	Access Equipment Maintenance
Ratingen, Germany	Access Equipment Maintenance

Location	Principal Products
Engineered Products and Services ("all other") Category	
Memphis, Tennessee	Roofing Granules/Abrasives
Eastwood, United Kingdom	Rail Maintenance Equipment
Tulsa, Oklahoma	Industrial Grating Products
Garrett, Indiana	Industrial Grating Products
Catoosa, Oklahoma	Heat Exchangers
Sapulpa, Oklahoma	Heat Exchangers
Gas Technologies Segment	
Cleveland, Ohio	Brass Castings
Pomona, California	Composite Cylinders

The above listing includes the principal properties owned or leased by the Company. The Company also operates from a number of other smaller plants, branches, depots, warehouses and offices in addition to the above. The Company considers all of its properties at which operations are currently performed to be in satisfactory condition and suitable for operations.

Item 3. Legal Proceedings

Information regarding legal proceedings is included in Note 10, Commitments and Contingencies, to the Consolidated Financial Statements under Part II, Item 8, "Financial Statements and Supplementary Data."

Item 4. Submission of Matters to a Vote of Security Holders

There were no matters that were submitted to a vote of security holders, through the solicitation of proxies or otherwise, during the fourth quarter of the year covered by this Report.

Supplementary Item. Executive Officers of the Registrant (Pursuant to Instruction 3 to Item 401(b) of Regulation S-K)

Set forth below, as of February 27, 2007, are the executive officers (this excludes four corporate officers who are not deemed "executive officers" within the meaning of applicable Securities and Exchange Commission regulations) of the Company and certain information with respect to each of them. D. C. Hathaway, S. D. Fazzolari, G. D. H. Butler, M. E. Kimmel, S. J. Schnoor and R. C. Neuffer were elected to their respective offices effective April 25, 2006. All terms expire on April 25, 2007. There are no family relationships between any of the executive officers.

Name	Age	Principal Occupation or Employment
Executive Officers:		
D. C. Hathaway	62	Chairman and Chief Executive Officer of the Corporation since January 24, 2006 and from January 1, 1998 to July 31, 2000. Served as Chairman, President and Chief Executive Officer from April 1, 1994 to December 31, 1997 and from July 31, 2000 to January 23, 2006 and as President and Chief Executive Officer from January 1, 1994 to April 1, 1994. Director since 1991. From 1991 to 1993, served as President and Chief Operating Officer. From 1986 to 1991 served as Senior Vice President-Operations of the Corporation. Served as Group Vice President from 1984 to 1986 and as President of the Dartmouth Division of the Corporation from 1979 until 1984.

Name	Age	Principal Occupation or Employment
S. D. Fazzolari	54	President, Chief Financial Officer and Treasurer of the Corporation effective January 24, 2006 and Director since January 2002. Served as Senior Vice President, Chief Financial Officer and Treasurer from August 24, 1999 to January 23, 2006 and as Senior Vice President and Chief Financial Officer from January 1998 to August 1999. Served as Vice President and Controller from January 1994 to December 1997 and as Controller from January 1993 to January 1994. Previously served as Director of Auditing from 1985 to 1993 and served in various auditing positions from 1980 to 1985.
G. D. H. Butler	60	Senior Vice President-Operations of the Corporation effective September 26, 2000 and Director since January 2002. Concurrently serves as President of the MultiServ and SGB Group Divisions. From September 2000 through December 2003, he was President of the Heckett MultiServ International and SGB Group Divisions. Was President of the Heckett MultiServ-East Division from July 1, 1994 to September 26, 2000. Served as Managing Director - Eastern Region of the Heckett MultiServ Division from January 1, 1994 to June 30, 1994. Served in various officer positions within MultiServ International, N. V. prior to 1994 and prior to the Company's acquisition of that corporation in August 1993.
M. E. Kimmel	47	General Counsel and Corporate Secretary effective January 1, 2004. Served as Corporate Secretary and Assistant General Counsel from May 1, 2003 to December 31, 2003. Held various legal positions within the Corporation since he joined the Company in August 2001. Prior to joining Harsco, he was Vice President, Administration and General Counsel, New World Pasta Company from January 1, 1999 to July 2001. Before joining New World Pasta, Mr. Kimmel spent approximately 12 years in various legal positions with Hershey Foods Corporation.
S. J. Schnoor	53	Vice President and Controller of the Corporation effective May 15, 1998. Served as Vice President and Controller of the Patent Construction Systems Division from February 1996 to May 1998 and as Controller of the Patent Construction Systems Division from January 1993 to February 1996. Previously served in various auditing positions for the Corporation from 1988 to 1993. Prior to joining Harsco, he served in various auditing positions for Coopers & Lybrand from September 1985 to April 1988. Mr. Schnoor is a Certified Public Accountant.
R. C. Neuffer	64	President of the Engineered Products and Services business group since his appointment on January 24, 2006. Previously, he led the Patterson-Kelley, IKG Industries and Air-X-Changers units as Vice President and General Manager since 2004. In 2003, he was Vice President and General Manager of IKG Industries and Patterson-Kelley. Between 1997 and 2002, he was Vice President and General Manager of Patterson-Kelley. Mr. Neuffer joined Harsco in 1991.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Harsco Corporation common stock is listed on the New York Exchange, and also trades on the Boston and Philadelphia Exchanges under the symbol HSC. At the end of 2006, there were 42,018,680 shares outstanding. In 2006, the Company's common stock traded in a range of $67.52 to $89.70 and closed at $76.10 at year-end. At December 31, 2006 there were approximately 20,000 stockholders. There are no significant limitations on the payment of dividends included in the Company's loan agreements. For additional information regarding Harsco common stock market price and dividends declared, see Dividend Action under Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the Common Stock Price and Dividend Information under Part II, Item 8, "Financial Statements and Supplementary Data." For additional information on the Company's equity compensation plans see Part III, Item 11, "Executive Compensation."

(c). Issuer Purchases of Equity Securities

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
October 1, 2006 – October 31, 2006	-	-	-	1,000,000
November 1, 2006 – November 30, 2006	-	-	-	1,000,000
December 1, 2006 – December 31, 2006	-	-	-	1,000,000
Total	-	-	-	

The Company's share repurchase program was extended by the Board of Directors in November 2006. The program authorizes the repurchase of up to 1,000,000 shares of the Company's common stock and expires January 31, 2008. After the close of business on March 26, 2007, this authorization will be 2,000,000 shares as a result of the stock split approved by the Board of Directors in January 2007.

Segment Overview
Mill Services Segment revenues in 2006 were $1.4 billion compared with $1.1 billion in 2005, a 29% increase. Operating income increased by 35% to $147.8 million, from $109.6 million in 2005. Operating margins for this Segment increased by 50 basis points to 10.8% from 10.3% in 2005. The increase in operating margins was due to improved operating performance at several locations, principally due to the Company's ongoing cost reduction program. The overall effect of acquisitions increased revenues for the Segment by $219.0 million in 2006, and BISNH was accretive in 2006. This Segment accounted for 40% of the Company's revenues and 41% of the operating income for 2006.

The Access Services Segment's revenues in 2006 were $1,080.9 million compared with $788.8 million in 2005, a 37% increase. Operating income increased by 61% to $120.4 million, from $74.7 million in 2005. Operating margins for the Segment improved by 160 basis points to 11.1% from 9.5% in 2005. These improvements were broad-based, and were led by the North American and European operations, including Hünnebeck. The net effect of business acquisitions and divestitures increased revenues for this Segment by $186.2 million in 2006, mostly due to Hünnebeck. This Segment accounted for 31% of the Company's revenues and 34% of the operating income for 2006.

The Engineered Products and Services ("all other") Category's revenues in 2006 were $578.2 million compared with $546.9 million in 2005, a 6% increase. Operating income increased by 11% to $77.5 million, from $69.7 million in 2005. Four of the five businesses in this Category contributed higher revenues in 2006 compared with 2005, and three of the businesses contributed higher operating income. The air-cooled heat exchangers business continued to benefit from strong energy market demand due to increased natural gas drilling and transmission. The industrial grating business again posted improved results due to strong end-markets in energy and non-residential construction. The roofing granules and abrasives business and the boiler and process equipment business contributed solid performances in 2006, consistent with 2005. The railway track maintenance services and equipment business continued the shift towards contract services, but operating income was negatively impacted by increased operating expenses, mostly from the effects of a rail grinder accident, increased raw material costs and higher sub-contractor equipment and labor costs. However, the overall strong performance by the businesses in this group helped to moderate the rising commodity costs experienced throughout this Category in 2006. This Category accounted for 17% of the Company's revenue and 21% of the operating income for 2006.

The Gas Technologies Segment's revenues in 2006 were $397.7 million compared with $370.2 million in 2005, a 7% increase. Operating income decreased by 21% to $14.2 million, from $17.9 million in 2005. Operating income was negatively impacted by restructuring costs associated with strategic initiatives including exiting an underperforming product line, as well as higher commodity costs for brass and steel. These increased costs reduced operating margins for this Segment by 120 basis points from 4.8% in 2005 to 3.6% in 2006. This Segment accounted for 12% of the Company's revenues and 4% of the operating income for 2006.

The positive effect of foreign currency translation increased 2006 consolidated revenues by $35.3 million and pre-tax income by $2.4 million when compared with 2005.

Outlook Overview
The Company's operations span several industries and products as more fully discussed in Part I, Item 1, "Business." On a macro basis, the Company is affected by worldwide steel mill production and capacity utilization; non-residential and commercial construction and industrial maintenance activities; industrial production volume; and the general business trend towards the outsourcing of services. The overall outlook for 2007 continues to be positive for these business drivers.

The Company's Mill Services Segment expects to continue to benefit from consistent levels of global steel production at mills served by the Company, new contract signings and continued accretion from the December 2005 acquisition of BISNH. However, the Company may also experience increased operating costs that could have a negative impact on operating margins, to the extent these costs cannot be passed to customers.

Both the domestic and international Access Services activity remains strong. Although the sale of the Youngman light-access manufacturing business in late 2005 modestly affected 2006 revenues, operating income in 2006 for the Segment was a record and is expected to continue to benefit from the strong performance of Hünnebeck; increased non-residential construction spending and industrial maintenance activity in the Company's major markets; continued development of new markets; further market penetration from new products; product cross-selling opportunities among the markets served by the three Access Services businesses; and cost reduction opportunities through consolidated procurement and continuous process improvement initiatives.

The outlook for the Engineered Products and Services ("all other") Category remains positive for 2007. Income and margins in the Company's railway track maintenance services and equipment business are expected to improve in the long term from the shift towards contract services. The air-cooled heat exchangers business is expected to continue to benefit from strong end-market demand due to increased natural gas drilling and transmission. The boiler and process equipment business and the industrial grating products business are expected to post another year of solid, stable results in 2007. The roofing granules and abrasives business is expected to continue to perform consistently well long-term, although increased operating costs could reduce operating margins.

In January 2007, the Company announced its intention to divest the Gas Technologies business. This decision is consistent with the Company's overall strategic focus on global industrial services businesses. The divestiture is expected to be completed in the second half of 2007.

The stable or improved market conditions for most of the Company's services and products, the significant investments made recently for acquisitions, such as the February 2007 acquisition of Excell Materials, and other growth-related capital expenditures provide the base for achieving the Company's stated objective for growth in diluted earnings per share from continuing operations and net cash provided by operating activities for 2007. The record performance and cash flow achieved in 2006 and the executed strategic actions provide a solid foundation towards achieving these goals.

Revenues by Region

	Total Revenues Twelve Months Ended December 31		Percentage Growth From 2005 to 2006		
(Dollars in millions)	2006	2005	Volume	Currency	Total
Europe	**$ 1,593.1**	$ 1,109.1	41.2%	2.4%	43.6%
North America	**1,364.0**	1,219.8	11.5	0.3	11.8
Latin America	**165.4**	149.2	5.3	5.6	10.9
Middle East and Africa	**159.5**	153.7	6.0	(2.2)	3.8
Asia/Pacific	**141.2**	134.4	5.4	(0.3)	5.1
Total	**$ 3,423.2**	$ 2,766.2	22.5%	1.3%	23.8%

2006 Highlights

The following significant items affected the Company overall during 2006 in comparison with 2005:

Company Wide:

- Strong worldwide economic activity, as well as the accretive performance of the Hünnebeck and BISNH acquisitions, benefited the Company in 2006. This included increased access equipment services, especially in North America and Europe; net increased volume and new business in the Mill Services Segment; and increased demand for air-cooled heat exchangers and industrial grating products.
- As expected, during 2006, the Company experienced higher fuel and energy-related costs, as well as higher commodity costs for certain manufacturing businesses. To the extent that such costs cannot be passed to customers in the future, operating income may be adversely affected.
- Total pension expense for 2006 increased $5.8 million compared with 2005. Defined contribution and multi-employer plan expenses for 2006 increased approximately $7.4 million from 2005 due to increased volume in the Mill Services and Access Services Segments. This was partially offset by decreased defined benefit pension expense of approximately $1.6 million due principally to improved returns on plan assets in 2005 as well as the Company's cash contributions to the plans' assets. The Company is currently taking additional actions designed to further mitigate pension expense volatility. This is more fully discussed in the Outlook, Trends and Strategies section.
- During 2006, international sales and operating income were 62% and 71%, respectively, of total sales and operating income. This compares with 2005 levels of 58% of sales and 67% of operating income. The international percentages have increased from 2005 to 2006 principally as a result of the Hünnebeck and BISNH acquisitions.

Mill Services Segment:

(Dollars in millions)	2006	2005
Revenues	**$1,366.5**	$1,060.4
Operating income	**147.8**	109.6
Operating margin percent	**10.8%**	10.3%

Mill Services Segment – Significant Effects on Revenues:	(In millions)
Revenues – 2005	$1,060.4
Acquisitions – (principally BISNH)	219.0
Increased volume and new business	68.7
Impact of foreign currency translation	18.4
Revenues – 2006	$1,366.5

Mill Services Segment – Significant Effects on Operating Income:

- Operating income for 2006 increased by $35.3 million (excluding the effect of foreign currency translation), as a result of the BISNH acquisition and increased volumes and net new business, particularly in the United States, Europe and Latin America, partially offset by increased operating costs (as noted below).
- Compared with 2005, the Segment's operating income and margins in 2006 were negatively impacted by increased fuel and energy-related costs (excluding increased costs due to acquisitions) of approximately $10 million. A portion of this increase was growth-related. Despite the increased energy costs, margins improved in 2006 due to continuous process improvement activities and stringent cost controls.
- *Foreign currency translation* in 2006 increased operating income for this Segment by $2.8 million, compared with 2005.

Access Services Segment:

(Dollars in millions)	2006	2005
Revenues	**$1,080.9**	$ 788.8
Operating income	**120.4**	74.7
Operating margin percent	**11.1%**	9.5%

Access Services Segment – Significant Effects on Revenues:	(In millions)
Revenues – 2005	$ 788.8
Net effect of acquisitions and divestitures ((Hünnebeck and Cleton) offset by the Youngman light-access manufacturing unit divestiture)	186.2
Increased volume and new business	91.2
Impact of foreign currency translation	14.8
Other	(0.1)
Revenues – 2006	$1,080.9

Access Services Segment – Significant Effects on Operating Income:

- The net effect of acquisitions and divestitures had a positive effect on 2006 operating income of $25.8 million, with the Hünnebeck business performing well.
- In 2006, there was a continued strengthening in the North American non-residential construction markets that started in the latter half of 2004. This had a positive effect on volume (particularly equipment rentals) which caused overall margins and operating income in North America to improve. Equipment rentals, particularly in the construction sector, provide the highest margins for this Segment.

- The international access services business continued to improve due to increased non-residential construction spending and industrial maintenance activity in the Company's major markets.
- Operating income and margins were negatively impacted in 2006 due to lower gains on the sale of significant assets in 2006 of $2.5 million, compared with asset gains of $5.1 million in 2005.
- Foreign currency translation in 2006 increased operating income for this Segment by $1.5 million compared with 2005.

Engineered Products and Services ("all other") Category:

(Dollars in millions)	2006	2005
Revenues	**$ 578.2**	$ 546.9
Operating income	**77.5**	69.7
Operating margin percent	**13.4%**	12.7%

Engineered Products and Services ("all other") Category – Significant Effects on Revenues:	(In millions)
Revenues – 2005	$ 546.9
Air-cooled heat exchangers	32.5
Industrial grating products	8.4
Boiler and process equipment	5.4
Roofing granules and abrasives	0.9
Railway track maintenance services and equipment	(17.0)
Impact of foreign currency translation	0.9
Other	0.2
Revenues – 2006	$ 578.2

Engineered Products and Services ("all other") Category – Significant Effects on Operating Income:

- Operating income for the air-cooled heat exchangers business improved in 2006 due to increased volume resulting from an improved natural gas market.
- The boiler and process equipment business delivered improved results in 2006 due to increased revenues from the new-generation MACH boilers, Thermific boilers and process equipment.
- The increase in 2006 operating income for the industrial grating products business was due principally to higher pricing and an improved product mix, partially offset by higher raw material costs.
- Higher pricing resulting from the pass-through of higher energy costs for roofing granules and abrasives again sustained profitable results for that business in 2006, approximating 2005's operating income.
- Operating income for the railway track maintenance services and equipment business was lower in 2006 compared with 2005 due to increased operating expenses, mostly from the effects of a rail grinder accident, increased raw material costs and higher sub-contractor equipment and labor costs, partially offset by favorable equipment sales mix and increased repair parts volume.
- The impact of foreign currency translation in 2006 did not have a material impact on operating income for this Category when compared with the 2005.

Gas Technologies Segment:

(Dollars in millions)	2006	2005
Revenues	**$ 397.7**	$ 370.2
Operating income	**14.2**	17.9
Operating margin percent	**3.6%**	4.8%

Gas Technologies Segment – Significant Effects on Revenues:	(In millions)
Revenues – 2005	$ 370.2
Increased demand for cryogenics equipment and industrial cylinders	23.5
Increased demand for composite-wrapped cylinders and certain valves	11.9
Decreased sales of propane tanks	(8.8)
Impact of foreign currency translation	1.2
Other	(0.3)
Revenues – 2006	$ 397.7

Gas Technologies Segment – Significant Impacts on Operating Income:

- Operational improvements and the effect of increased sales were offset by increased brass costs, higher insurance and restructuring costs (principally in the third quarter) associated with strategic initiatives in the valves business in 2006 compared with 2005. A strategic action plan has been implemented to improve the results of the valves business. Cost savings as a result of this plan helped decrease the impact of significantly increased brass costs in 2006. In addition, certain product lines have been rationalized which resulted in significant restructuring costs incurred in 2006.
- The international businesses, principally in Europe, contributed to the improved performance of the cryogenics business during 2006 compared with 2005.
- Despite higher demand for industrial cylinders, operating income decreased from 2005 due mainly to the effect of equipment repairs and maintenance, product mix and higher commodity and energy-related costs.
- Operating income decreased for propane tanks in 2006, due to decreased demand, as well as increased commodity costs. The negative effect of these items was partially offset by a favorable product mix and process improvement initiatives.
- Operating income increased during 2006 for composite-wrapped cylinders due to increased sales and a favorable product mix, partially offset by higher raw material costs.
- Foreign currency translation in 2006 decreased operating income for this Segment by $0.9 million.

Outlook, Trends and Strategies

Looking to 2007 and beyond, the following significant items, trends and strategies are expected to affect the Company:

Company Wide:

- The Company will continue its focus on expanding the industrial services businesses, with a particular emphasis on growing the Mill Services Segment, the Access Services Segment and other specialized services. Growth is expected to be achieved through the provision of additional services to existing customers, new contracts in both developed and emerging markets and strategic acquisitions, such as the February 2007 acquisition of Excell Materials, Inc. Additionally, new higher-margin service opportunities in railway services will be pursued globally.
- In January 2007, the Company announced its intention to divest the Gas Technologies business. This decision is consistent with the Company's overall strategic focus on industrial services businesses.
- The Company will continue to invest in strategic acquisitions and growth capital investments; however, management will be very selective in its capital investments, choosing those with the highest Economic Value Added (EVA®).
- A greater focus on corporate-wide expansion into emerging economies is expected in the coming years. More specifically, within the next three to five years, a focused strategy of the Company is to approximately double its presence in the Latin American, Asia Pacific, Middle East and Africa, and Eastern European markets to approximately 30% of total revenues.
- The continued growth of the Chinese steel industry, as well as other Asian emerging economies, could impact the Company in several ways. Increased steel mill production in China, and in other Asian countries, may provide additional service opportunities for the Mill Services Segment. However, increased Asian steel exports could result in lower steel production in other parts of the world, affecting the Company's customer base. Additionally, continued increased Chinese economic activity may result in increased commodity costs in the future, which may adversely affect the Company's manufacturing businesses. The potential impact of these risks is currently unknown.
- Increases in energy and commodity costs (e.g., fuel, natural gas, steel, brass, aluminum, etc.) and worldwide demand for these commodities could have an adverse effect on the Company's raw material costs and ability to obtain the necessary raw materials. Fuel and energy costs increased approximately $15 million in 2006 compared

with 2005 (excluding increased costs due to acquisitions). A portion of this increase was growth-related. Should cost increases continue, it could result in reduced operating income for certain products to the extent that such costs cannot be passed on to customers. The effect of any Middle East armed hostilities on the cost of fuel and commodities is currently unknown, but it could have a significant effect.

- The armed hostilities in the Middle East could also have a significant effect on the Company's operations in the region. The potential impact of this risk is currently unknown. This exposure is further discussed in Part I, Item 1A, "Risk Factors."
- Foreign currency translation had an overall favorable effect on the Company's sales, operating income and Stockholders' equity as a result of translation adjustments during 2006. If the U.S. dollar strengthens, particularly in relationship to the euro or British pound sterling, the impact on the Company would generally be negative in terms of reduced sales, income and Stockholders' equity.
- The Company expects strong cash flow from operating activities in 2007 exceeding the record of $409 million achieved in 2006. This will help support the Company's growth initiatives.
- Controllable cost reductions and continuous process improvement initiatives across the Company are targeted to further enhance margins for most businesses. These initiatives include improved supply-chain management; additional outsourcing in the manufacturing businesses; and an added emphasis on corporate-wide procurement initiatives. The Company will use its increased size and leverage due to recent acquisitions to reduce vendor costs and focus on additional opportunities for cost reductions via procurement in low-cost countries such as China and India.
- Total pension expense (defined benefit, defined contribution and multi-employer) for 2007 is expected to approximate or be slightly higher than the 2006 level. Defined benefit pension expense is expected to decline in 2007 due to the significant level of cash contributions, including voluntary cash contributions (approximately $10.6 million during 2006 and $16.9 million during 2005, mostly to the U.K. plan, which will have a positive effect on future years' pension expense), to the defined benefit pension plans as well as the higher than expected returns in 2006 on the plans' assets. The Company's pension task force continues to evaluate alternative strategies to further mitigate overall pension expense, including the on-going evaluation of investment fund managers' performance; the balancing of plan assets and liabilities; the risk assessment of all multi-employer pension plans; the possible merger of certain plans; the consideration of incremental cash contributions to certain plans; and other changes that should mitigate future volatility and expense. On a comparative basis, total pension expense during 2006 was $5.8 million higher than 2005, due principally to increased defined contribution and multi-employer pension expense resulting from increased volume in the Access Services and Mill Services Segments.
- Changes in worldwide interest rates, particularly in the U.S. and Europe, could have a significant effect on the Company's overall interest expense, as approximately 48% of the Company's borrowings are at variable interest rates as of December 31, 2006 (in comparison to approximately 50% at December 31, 2005). The Company manages the mix of fixed rate and floating rate debt to preserve adequate funding flexibility as well as control the effect of interest rate changes on consolidated interest expense.

Mill Services Segment:

- To maintain pricing levels, a more disciplined steel industry has been adjusting production levels to bring inventories in-line with current demand. Based on current market conditions and industry reports, the Company expects global steel production to remain stable in 2007, which would generally have a favorable effect on this Segment's revenues.
- Further consolidation in the global steel industry is probable. Should additional transactions occur involving some of the steel industry's larger companies that are customers of the Company, it would result in an increase in concentration of revenues and credit risk for the Company. If a large customer were to experience financial difficulty, or file for bankruptcy protection, it could adversely impact the Company's income, cash flows and asset valuations. As part of its credit risk management practices, the Company closely monitors the credit standing and accounts receivable position of its customer base. Further consolidation may also increase pricing pressure on the Company and the competitive risk of services contracts which are up for renewal. Conversely, such consolidation may provide additional service opportunities for the Company as the Company believes it is well-positioned competitively.
- Energy-related costs increased approximately $10 million during 2006 compared with 2005 (excluding increased costs due to acquisitions). Some of these costs were passed on to customers in the form of selling price increases. Given the volatility of such costs, the future effect on the Company cannot be quantified.
- The Company has been placing significant emphasis on improving operating margins of this Segment. Margin improvements are most likely to be achieved through internal efforts such as global procurement initiatives; process improvement programs; maintenance best practices programs; and continued execution of the Company's reorganization plan.

Access Services Segment:

- Both the international and domestic Access Services businesses experienced buoyant markets during 2006 and that is expected to continue in 2007. Specifically, international and especially North American non-residential construction activity continues at historically high volume levels. Additionally, new product line additions continue to benefit growth in North America.

Engineered Products and Services ("all other") Category:

- International demand for the railway track maintenance services and equipment business's products and services is expected to be strong in the long term. In addition, increased volume of higher-margin contract services and manufacturing process improvements and efficiencies are expected to improve margins on a long-term basis. Additionally, higher-margin international equipment sales will continue to be pursued by this business.
- Worldwide supply and demand for steel could have an adverse impact on raw material costs and the ability to obtain the necessary raw materials for most businesses in this Category. The Company has implemented certain strategies and plans to help ensure continued product supply to our customers and mitigate the potentially negative impact that rising steel prices could have on operating income.
- The roofing granules and abrasives business is expected to continue to perform well long-term, although increased energy costs could reduce operating margins. This business is pursuing the use of more energy-efficient equipment to help mitigate the increased energy-related costs.
- Due to a strong natural gas market and additional North American opportunities, demand for air-cooled heat exchangers is expected to remain strong for 2007.

Gas Technologies Segment:

- In January 2007, the Company announced its intention to divest the Gas Technologies business. This decision is consistent with the Company's overall strategic focus on industrial services businesses.

Results of Operations for 2006, 2005 and 2004

(Dollars are in millions, except per share information and percentages)	2006	2005	2004
Revenues from continuing operations	**$ 3,423.3**	$ 2,766.2	$ 2,502.1
Cost of services and products sold	**2,547.6**	2,099.4	1,916.4
Selling, general and administrative expenses	**507.4**	393.2	368.4
Other expenses	**6.9**	2.0	4.9
Operating income from continuing operations	**358.5**	268.9	209.8
Interest expense	**60.5**	41.9	41.1
Income tax expense from continuing operations	**97.5**	64.8	49.0
Income from continuing operations	**196.5**	156.8	113.5
Income/(loss) from discontinued operations	**(0.1)**	(0.1)	7.7
Net income	**196.4**	156.7	121.2
Diluted earnings per common share from continuing operations	**4.65**	3.73	2.73
Diluted earnings per common share	**4.65**	3.72	2.91
Effective income tax rate for continuing operations	**32.3%**	28.1%	28.6%
Consolidated effective income tax rate	**32.3%**	28.1%	29.1%

Comparative Analysis of Consolidated Results

Revenues

2006 vs. 2005

Revenues for 2006 increased $657.1 million or 24% from 2005, to a record level. This increase was attributable to the following significant items:

In millions	Change in Revenues 2006 vs. 2005
$ 405.2	Net effect of business acquisitions and divestitures. Increased revenues of $219.0 million and $186.2 million in the Mill Services and Access Services Segments, respectively.
91.2	Net increased revenues in the Access Services Segment due principally to strong non-residential construction markets in North America and the continued strength of the international business, particularly in Europe (excluding the net effect of acquisitions and divestitures).
68.7	Net increased volume, new contracts and sales price changes in the Mill Services Segment, particularly in Europe and the U.S. (excluding acquisitions).
35.3	Effect of foreign currency translation.
32.5	Increased revenues of the air-cooled heat exchangers business due to a strong natural gas market and increased prices.
26.3	Net increased revenues in the Gas Technologies Segment due principally to demand for cryogenics equipment, certain valves and industrial cylinders, partially offset by decreased demand for propane tanks.
8.4	Increased revenues of the industrial grating products business due to increased demand and, to a lesser extent, increased prices and a more favorable product mix.
(17.0)	Net decreased revenues in the railway track maintenance services and equipment business due to decreased equipment sales, partially offset by increased contract services as well as repair part sales in the U.K. Equipment sales declined due to a large order shipped to China in 2005 which did not recur in 2006.
6.5	Other (minor changes across the various units not already mentioned).
$ 657.1	Total Change in Revenues 2006 vs. 2005

2005 vs. 2004

Revenues for 2005 increased $264.1 million or 11% from 2004. This increase was attributable to the following significant items:

In millions	Change in Revenues 2005 vs. 2004
$ 72.5	Net increased revenues in the Access Services Segment due principally to improved markets in the North America and the strength of the international business, particularly in the Middle East and Europe (excluding the net effect of acquisitions and divestitures).
41.9	Net increased volume, new contracts and price changes in the Mill Services Segment (excluding acquisitions).
38.0	Net increased revenues in the railway track maintenance services and equipment business due to increased contract services (principally in the U.K.), rail equipment sales (primarily to international customers) and repair part sales.
32.2	Increased revenues of the air-cooled heat exchangers business due to an improved natural gas market.
31.0	Net increased revenues in the Gas Technologies Segment due principally to improved market conditions for industrial cylinders, cryogenics equipment and composite-wrapped cylinders, partially offset by slightly decreased demand for propane tanks. The decrease in propane tank sales was due to customers accelerating purchases in 2004 to avoid anticipated price increases due to commodity cost inflation.
16.5	Net effect of business acquisitions and divestitures. Increased revenues of $4.0 million and $12.5 million in the Mill Services and Access Services Segments, respectively.
14.8	Effect of foreign currency translation.
12.4	Increased revenues of the industrial grating products business due to increased demand (partially due to the effects of Hurricanes Katrina and Rita) and, to a lesser extent, increased prices and a more favorable product mix.
4.8	Other (minor changes across the various units not already mentioned).
$ 264.1	Total Change in Revenues 2005 vs. 2004

Cost of Services and Products Sold

<u>2006 vs. 2005</u>
Cost of services and products sold for 2006 increased $448.2 million or 21% from 2005, slightly lower than the 24% increase in revenues. This increase was attributable to the following significant items:

In millions	Change in Cost of Services and Products Sold 2006 vs. 2005
$ 281.8	Net effect of business acquisitions and divestitures.
159.6	Increased costs due to increased revenues (exclusive of the effect of foreign currency translation and business acquisitions, and including the impact of increased commodity and energy costs included in selling prices).
25.9	Effect of foreign currency translation.
(19.1)	Other (due to product mix; stringent cost controls; process improvements; volume-related efficiencies and minor changes across the various units not already mentioned; partially offset by increased fuel and energy-related costs not recovered through selling prices).
$ 448.2	Total Change in Cost of Services and Products Sold 2006 vs. 2005

<u>2005 vs. 2004</u>
Cost of services and products sold for 2005 increased $183.0 million or 10% from 2004, slightly lower than the 11% increase in revenues. This increase was attributable to the following significant items:

In millions	Change in Cost of Services and Products Sold 2005 vs. 2004
$ 177.8	Increased costs due to increased revenues (exclusive of the effect of foreign currency translation and business acquisitions and including the impact of increased costs included in selling prices).
12.7	Effect of foreign currency translation.
4.1	Net effect of business acquisitions and divestitures.
(11.6)	Other (due to product mix; stringent cost controls; process improvements; and minor changes across the various units not already mentioned; partially offset by increased fuel and energy-related costs).
$ 183.0	Total Change in Cost of Services and Products Sold 2005 vs. 2004

Selling, General and Administrative Expenses

<u>2006 vs. 2005</u>
Selling, general and administrative ("SG&A") expenses for 2006 increased $114.2 million or 29% from 2005, a higher rate than the 24% increase in revenues. The higher relative percentage increase in SG&A expense as compared with revenues was due principally to the effect of certain acquisitions which, by their nature, have a higher percentage of SG&A-related costs. This increase was attributable to the following significant items:

In millions	Change in Selling, General and Administrative Expenses 2006 vs. 2005
$ 71.3	Net effect of business acquisitions and dispositions.
22.4	Increased compensation expense due to salary increases, increased headcount, higher commissions and employee incentive plan costs due to improved performance.
5.5	Effect of foreign currency translation.
3.7	Increased space and equipment rentals, supplies, utilities and fuel costs.
3.2	Increased travel expenses.
2.9	Increased professional fees due to special projects.
5.2	Other.
$ 114.2	Total Change in Selling, General and Administrative Expenses 2006 vs. 2005

2005 vs. 2004

Selling, general and administrative expenses for 2005 increased $24.8 million or 7% from 2004, less than the 11% increase in revenues. This increase was attributable to the following significant items:

In millions	Change in Selling, General and Administrative Expenses 2005 vs. 2004
$ 6.5	Increased employee compensation expense due to salary increases, increased payroll taxes and employee incentive plan increases due to improved performance, partially offset by decreased defined benefit pension expense.
5.6	Net effect of business acquisitions and dispositions.
3.5	Increased sales commission expense due to increased revenues.
1.9	Increased costs on a comparative basis due to income generated by the termination of postretirement benefit plans in 2004 that were not repeated in 2005.
1.4	Increased travel expenses.
1.0	Increased professional fees due to special projects.
0.4	Effect of foreign currency translation.
4.5	Other (including energy-related costs and the cost of new technology projects).
$ 24.8	Total Change in Selling, General and Administrative Expenses 2005 vs. 2004

Other Expenses

This income statement classification includes impaired asset write-downs, employee termination benefit costs and costs to exit activities, offset by net gains on the disposal of non-core assets. Net Other Expenses of $6.9 million in 2006 compared with $2.0 million in 2005 and $4.9 million in 2004.

2006 vs. 2005

Net Other Expenses for 2006 increased $4.9 million or 243% from 2005. This increase was attributable to the following significant items:

In millions	Change in Other Expenses 2006 vs. 2005
$ 4.2	Decrease in net gains on disposals of non-core assets. This decrease was attributable principally to $5.5 million in net gains that were realized in 2006 from the sale of non-core assets compared with $9.7 million in 2005. The net gains for both years were principally within the Access Services and Mill Services Segments.
3.9	Increase in impaired asset write-downs due principally to exiting an underperforming product line of the Gas Technologies Segment.
2.3	Increase in other expenses, including costs to exit activities.
(5.5)	Decrease in employee termination benefit costs. This decrease related principally to decreased costs in the Mill Services and Access Services Segments.
$ 4.9	Total Change in Other Expenses 2006 vs. 2005

2005 vs. 2004
Net Other Expenses for 2005 decreased $2.9 million or 59% from 2004. This decrease was attributable to the following significant items:

In millions	Change in Other Expenses 2005 vs. 2004
$ (8.2)	Increase in net gains on disposals of non-core assets. This increase was attributable principally to $9.7 million in net gains that were realized in 2005 from the sale of non-core assets principally within the Access Services and Mill Services Segments, compared with $1.5 million in 2004.
5.2	Increase in employee termination benefit costs. This increase related principally to increased costs in the Mill Services and Access Services Segments as well as the Engineered Products and Services ("all other") Category and the Corporate headquarters compared with 2004.
0.1	Increase in other expenses.
$ (2.9)	Total Change in Other Expenses 2005 vs. 2004

For additional information, see Note 15, Other (Income) and Expenses, to the Consolidated Financial Statements under Part II, Item 8, "Financial Statements and Supplementary Data."

Interest Expense

2006 vs. 2005
Interest expense in 2006 was $18.6 million or 44% higher than in 2005. This was principally due to increased borrowings to finance business acquisitions made in the fourth quarter of 2005 and, to a lesser extent, higher interest rates on variable interest rate borrowings. The impact of foreign currency translation also increased interest expense by approximately $0.6 million.

2005 vs. 2004
Interest expense in 2005 was $0.9 million or 2% higher than in 2004. This was principally due to higher interest rates on variable interest rate borrowings in the United States and, to a lesser extent, increased borrowings in November and December 2005 to finance acquisitions. This was partially offset by approximately $0.3 million of decreased interest expense due to the effect of foreign currency translation.

Income Tax Expense from Continuing Operations

2006 vs. 2005
The increase in 2006 of $32.8 million or 51% in the provision for income taxes from continuing operations was primarily due to increased earnings from continuing operations for the reasons mentioned above and an increased effective income tax rate. The effective income tax rate relating to continuing operations for 2006 was 32.3% versus 28.1% for 2005. The increase related principally to increased effective income tax rates on international earnings and remittances. The year 2005 included a one-time benefit recorded in the fourth quarter of $2.7 million associated with funds repatriated under the American Jobs Creation Act of 2004 (AJCA). Additionally, during the fourth quarter of 2005, consistent with the Company's strategic plan of investing for growth at certain international locations, the Company received a one-time income tax benefit of $3.6 million.

2005 vs. 2004
The increase in 2005 of $15.7 million or 32% in the provision for income taxes from continuing operations was primarily due to increased earnings from continuing operations for the reasons mentioned above, partially offset by a decreased effective income tax rate. The effective income tax rate relating to continuing operations for 2005 was 28.1% versus 28.6% for 2004. The decrease related principally to reduced effective income tax rates on international earnings and remittances, partially offset by reduced favorable settlements of tax contingencies in comparison with 2004. The differences on international earnings and remittances from 2004 to 2005 included a one-time benefit recorded in the fourth quarter of 2005 of $2.7 million associated with funds repatriated under the American Jobs Creation Act of 2004 (AJCA). Additionally, during the fourth quarter of 2005, consistent with the Company's strategic plan of investing for growth at certain international locations, the Company received a one-time income tax benefit of $3.6 million.

For additional information, see Note 9, Income Taxes, to the Consolidated Financial Statements under Part II, Item 8, "Financial Statements and Supplementary Data."

Income from Continuing Operations

2006 vs. 2005
Income from continuing operations in 2006 of $196.5 million was $39.8 million or 25% higher than 2005. This increase resulted from strong demand for most of the Company's services and products and the net effect of business acquisitions and divestitures.

2005 vs. 2004
Income from continuing operations in 2005 of $156.8 million was $43.2 million or 38% higher than 2004. This increase resulted from strong demand for most of the Company's services and products (principally from the Access Services Segment and industrial grating products) that resulted in increased revenues, as well as from stringent cost controls and process improvements that contained selling, general and administrative expenses growth to a level below revenue growth.

Income from Discontinued Operations

2006 vs. 2005
Income from discontinued operations for 2006 approximated the 2005 amount and was immaterial.

2005 vs. 2004
Income from discontinued operations for 2005 decreased $7.8 million or 101% from 2004. This decrease was attributable principally to after-tax income from the one-time settlement of the Company's Federal Excise Tax (FET) litigation in 2004. For additional information on the FET litigation see Note 10, Commitments and Contingencies, to the Consolidated Financial Statements under Part II, Item 8, "Financial Statements and Supplementary Data," in the Company's 2004 Form 10-K.

Net Income and Earnings Per Share

2006 vs. 2005
Net income of $196.4 million and diluted earnings per share of $4.65 in 2006 exceeded 2005 by $39.7 million or 25% and $0.93 or 25%, respectively, due to increased income from continuing operations for the reasons described above.

2005 vs. 2004
Net income of $156.7 million and diluted earnings per share of $3.72 in 2005 exceeded 2004 by $35.4 million or 29% and $0.81 or 28%, respectively, primarily due to increased income from continuing operations, partially offset by the decrease in income from discontinued operations for the reasons described above.

Liquidity and Capital Resources

Overview
Building on its history of strong operating cash flows, the Company achieved a record $409.2 million in operating cash flow in 2006. This represents a 30% improvement over 2005's operating cash flow of $315.3 million. In 2006, this significant source of cash has enabled the Company to invest $340.2 million in capital expenditures (45% of which were for revenue-growth projects); pay $54.5 million in stockholder dividends; and invest $34.3 million in business acquisitions. These significant 2006 investments follow $290 million of capital expenditures (over 50% of which were for revenues–growth projects); $49.9 million in stockholder dividends; and $394.5 million in business acquisitions invested in 2005. The Company believes these investments provide a solid foundation for future revenue and Economic Value Added (EVA®) growth.

Despite significant investment amounts in 2006, the Company's net cash borrowings decreased by $35.7 million. Balance sheet debt, which is affected by foreign currency translation, increased $53.1 million from December 31, 2005. However, for the same period, the debt to capital ratio declined from 50.4% to 48.1% as a result of increased Stockholder's Equity.

The Company's strategic objectives for 2007 include generating record net cash provided by operating activities in excess of the $409.2 million generated in 2006. The Company's strategy to redeploy excess or discretionary cash in long-term, high-renewal-rate services contracts for the Mill Services business; for growth and international diversification in the Access Services Segment; for growth and international expansion of the recently acquired Excell Materials; expansion of the railway track maintenance services and equipment business; and for sensible bolt-on acquisitions in the industrial services businesses. The Company also foresees continuing its long and consistent history of paying dividends to stockholders and to pay down debt to the extent possible.

To further enhance its portfolio of industrial services businesses and provide cash flow for strategic investments, in January 2007, the Company's Board of Directors approved a plan to divest the Gas Technologies Segment. The Company estimates that the business will be sold during the second half of 2007. Proceeds from the sale of this manufacturing business will provide financial flexibility to further invest in the Company's services businesses and for debt reduction.

The Company also intends to focus on improved working capital management. Specifically, accounts receivable in the Access Services Segment and inventory levels in the manufacturing businesses will continue to be scrutinized and challenged to improve the Company's use of funds.

Cash Requirements

The following summarizes the Company's expected future payments related to contractual obligations and commercial commitments at December 31, 2006.

Contractual Obligations as of December 31, 2006 (a)

		Payments Due by Period			
(In millions)	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Short-term Debt	$ 185.1	$ 185.1	$ -	$ -	$ -
Long-term Debt (including current maturities and capital leases)	877.9	13.1	10.0	705.8	149.0
Projected interest payments on Long-term Debt (b)	227.3	59.4	102.2	52.6	13.1
Pension and Other Post-retirement Obligations (c)	611.4	51.2	108.3	118.1	333.8
Operating Leases	184.5	50.4	72.9	30.4	30.8
Purchase Obligations	161.4	158.5	1.9	0.5	0.5
Foreign Currency Forward Exchange Contracts (d)	170.9	170.9	-	-	-
Total Contractual Obligations	$ 2,418.5	$ 688.6	$ 295.3	$ 907.4	$ 527.2

(a) See Note 6, Debt and Credit Agreements; Note 7, Leases; Note 8, Employee Benefit Plans; and Note 13, Financial Instruments, to the Consolidated Financial Statements under Part II, Item 8, "Financial Statements and Supplementary Data," for additional disclosures on short-term and long-term debt; operating leases; pensions and other postretirement benefits; and foreign currency forward exchange contracts, respectively.

(b) The total projected interest payments on Long-term Debt are based upon borrowings, interest rates and foreign currency exchange rates as of December 31, 2006. The interest rates on variable-rate debt and the foreign currency exchange rates are subject to changes beyond the Company's control and may result in actual interest expense and payments differing from the amounts projected above.

(c) Amounts represent expected benefit payments for the next 10 years.

(d) This amount represents the notional value of the foreign currency exchange contracts outstanding at December 31, 2006. Due to the nature of these transactions, there will be offsetting cash flows to these contracts, with the difference recognized as a gain or loss in the consolidated income statement. See Note 13, Financial Instruments, to the Consolidated Financial Statements under Part II, Item 8, "Financial Statements and Supplementary Data."

Off-Balance Sheet Arrangements – The following table summarizes the Company's *contingent commercial* commitments at December 31, 2006. These amounts are not included in the Company's Consolidated Balance Sheet since there are no current circumstances known to management indicating that the Company will be required to make payments on these contingent obligations.

Commercial Commitments as of December 31, 2006

		Amount of Commitment Expiration Per Period				
(In millions)	Total Amounts Committed	Less Than 1 Year	1-3 Years	4-5 Years	Over 5 Years	Indefinite Expiration
Standby Letters of Credit	$ 95.7	$ 77.8	$ 17.9	$ -	$ -	$ -
Guarantees	29.1	12.9	1.1	1.4	0.8	12.9
Performance Bonds	14.4	8.8	0.1	-	-	5.5
Other Commercial Commitments	11.1	-	-	-	-	11.1
Total Commercial Commitments	$ 150.3	$ 99.5	$ 19.1	$ 1.4	$ 0.8	$ 29.5

Certain guarantees and performance bonds are of a continuous nature and do not have a definite expiration date.

Sources and Uses of Cash

The Company's principal sources of liquidity are cash from operations and borrowings under its various credit agreements, augmented periodically by cash proceeds from asset sales. The primary drivers of the Company's cash flow from operations are the Company's sales and income, particularly in the services businesses. The Company's long-term Mill Services contracts provide predictable cash flows for several years into the future. (See "Certainty of Cash Flows" section for additional information on estimated future revenues of Mill Services contracts and order backlogs for the Company's manufacturing businesses and railway track maintenance services and equipment business). Cash returns on capital investments made in prior years, for which no cash is currently required, are a significant source of operating cash. Depreciation expense related to these investments is a non-cash charge. The Company also continues to maintain working capital at a manageable level based upon the requirements and seasonality of the business.

Major uses of operating cash flows and borrowed funds include payroll costs and related benefits; pension funding payments; raw material purchases for the manufacturing businesses; income tax payments; interest payments; insurance premiums and payments of self-insured casualty losses; and machinery, equipment, automobile and facility rental payments. Other primary uses of cash include capital investments, principally in the industrial services businesses; debt principal payments; and dividend payments. Cash will also be used for strategic or bolt-on acquisitions as the appropriate opportunities arise.

Resources available for cash requirements – The Company has various credit facilities and commercial paper programs available for use throughout the world. The following chart illustrates the amounts outstanding under credit facilities and commercial paper programs and available credit as of December 31, 2006.

Summary of Credit Facilities and Commercial Paper Programs	As of December 31, 2006		
(In millions)	Facility Limit	Outstanding Balance	Available Credit
U.S. commercial paper program	$ 550.0 (a)	$ 263.4	$ 286.6
Euro commercial paper program	264.0	207.2	56.8
Revolving credit facility (b)	450.0	-	450.0
Supplement credit facility (b) (c)	100.0	-	100.0
Bilateral credit facility (d)	50.0	-	50.0
Totals at December 31, 2006	**$1,414.0**	**$ 470.6**	**$ 943.4(e)**

(a) In June 2006, the Company increased the maximum amount of its U.S. commercial paper program from $400 million to $550 million.
(b) U.S. – based program.
(c) This facility was increased to $250 million effective February 1, 2007.
(d) International-based Program.
(e) Although the Company has significant available credit, as of December 31, 2006, it was the Company's policy to limit aggregate commercial paper and credit facility borrowings at any one time to a maximum of $600 million. Effective February 1, 2007, this maximum was increased to $750 million.

See Note 6, Debt and Credit Agreements, to the Consolidated Financial Statements under Part II, Item 8, "Financial Statements and Supplementary Data," for more information on the Company's credit facilities.

Credit Ratings and Outlook – The following table summarizes the Company's debt ratings as of December 31, 2006:

	Long-term Notes	U.S.–Based Commercial Paper	Outlook
Standard & Poor's (S&P)	A-	A-2	Stable
Moody's	A3	P-2	Stable
Fitch	A-	F2	Stable

The Company's euro-based commercial paper program has not been rated since the euro market does not require it. In August 2006, S&P reaffirmed it's A- and A-2 ratings for the Company's long-term notes and U.S. commercial paper, respectively, and its stable outlook. In January 2007, Fitch reaffirmed it's ratings for the Company's long-term notes and U.S. commercial paper, respectively, and its stable outlook. Also in January 2007, Moody's reaffirmed its ratings for the Company. A downgrade to the Company's credit ratings would probably increase borrowing costs to the Company, while an improvement in the Company's credit ratings would probably decrease borrowing costs to the Company.

Working Capital Position – Changes in the Company's working capital are reflected in the following table:

(Dollars are in millions)	December 31 2006	December 31 2005	Increase (Decrease)
Current Assets			
Cash and cash equivalents	**$ 101.2**	$ 120.9	$ (19.7)
Accounts receivable, net	**753.2**	666.3	86.9
Inventories	**285.2**	251.1	34.1
Other current assets	**88.4**	60.4	28.0
Assets held-for-sale	**3.6**	2.3	1.3
Total current assets	**1,231.6**	1,101.0	130.6
Current Liabilities			
Notes payable and current maturities	**198.2**	104.0	94.2
Accounts payable	**287.0**	247.2	39.8
Accrued compensation	**95.0**	75.7	19.3
Income taxes payable	**62.0**	42.3	19.7
Other current liabilities	**268.6**	279.2	(10.6)
Total current liabilities	**910.8**	748.4	162.4
Working Capital	**$ 320.8**	$ 352.6	$ (31.8)
Current Ratio	**1.4:1**	1.5:1	

Working capital decreased 9% in 2006 due principally to the following factors:

- Cash decreased by $19.7 million due principally to payments made to reduce the Company's net cash borrowings.
- Net receivables increased by $86.9 million due principally to increases in the Mill Services and Access Services Segments which were largely due to foreign currency translation as a result of the strengthening of the British pound sterling and the euro in relation to the U.S. dollar, higher sales and the Cleton acquisition. Partially offsetting these increases was the timing of cash collections in the railway track maintenance services and equipment business.
- The increase in inventory balances related principally to increased demand in the Access Services Segment, increased demand and the timing of purchases and shipments in the Gas Technologies Segment and foreign currency translation.
- Notes payable and current maturities increased $94.2 million principally due to increased bank overdrafts and the anticipated payment of a portion of commercial paper borrowings within one year.
- Accounts payable increased $39.8 million due principally to increases in the Mill Services and Access Services Segments which were largely due to foreign currency translation, the Cleton acquisition and the timing of payments.

Certainty of Cash Flows – The certainty of the Company's future cash flows is underpinned by the long-term nature of the Company's mill services contracts. At December 31, 2006, the Company's mill services contracts had estimated future revenues of $4.4 billion, compared with $4.3 billion as of December 31, 2005. In addition, as of December 31, 2006, the Company had an order backlog of $301.0 million for its manufacturing businesses and railway track maintenance services and equipment business. This compares with $275.8 million as of December 31, 2005. This increase is due principally to new orders for air-cooled heat exchangers, industrial grating and increased demand for certain products within the Gas Technologies Segment, partially offset by decreased orders for railway track maintenance services in the Engineered Products and Services ("all other") Category. The railway track maintenance services and equipment business backlog includes a significant portion that is long-term, which will not be realized until 2007 and later due to the long lead times necessary to build certain equipment, and the long-term nature of certain service contracts. Order backlog for scaffolding, shoring and forming services of the Access Services Segment and for roofing granules and slag abrasives is excluded from the above amounts. These amounts are generally not quantifiable due to short order lead times for certain services, the nature and timing of the products and services provided and equipment rentals with the ultimate length of the rental period often unknown.

The types of products and services that the Company provides are not subject to rapid technological change, which increases the stability of related cash flows. Additionally, each of the Company's businesses is among the top three companies (relative to sales) in the industries and markets the Company serves. Due to these factors, the Company is confident in its future ability to generate positive cash flows from operations.

Cash Flow Summary

The Company's cash flows from operating, investing and financing activities, as reflected in the Consolidated Statements of Cash Flows, are summarized in the following table:

Summarized Cash Flow Information

(In millions)	2006	2005	2004
Net cash provided by (used in):			
Operating activities	**$ 409.2**	$ 315.3	$ 270.5
Investing activities	**(359.4)**	(645.2)	(209.6)
Financing activities	**(84.2)**	369.3	(56.5)
Effect of exchange rate changes on cash	**14.7**	(12.6)	9.5
Net change in cash and cash equivalents	**$ (19.7)**	$ 26.8	$ 13.9

Cash From Operating Activities – Net cash provided by operating activities in 2006 was a record $409.2 million, an increase of $93.9 million from 2005. The increased cash from operations in 2006 resulted from the following factors:

- Increased net income in 2006 compared with 2005.
- The timing of accounts receivable collections at the railway track maintenance services and equipment business, mill services business and the air-cooled heat exchangers business.
- Partially offsetting the above improvements was the use of cash for other assets and liabilities in 2006 compared with a source of cash for other assets and liabilities for 2005. This was principally due to an increase in insurance liabilities during 2005 not repeated in 2006, partially offset by an increase in income tax payments due to increased net income in 2006. The increased insurance liabilities during 2005 were directly offset by increased third-party insurance claim receivables.

Cash Used in Investing Activities – Capital investments in 2006 were $340.2 million, an increase of $50.0 million from 2005. Approximately 45% of the investments were for projects intended to grow future revenues. Investments were made predominantly for the industrial services businesses with 48% in the Mill Services Segment and 41% in the Access Services Segment. The Company also invested $34.3 million principally for acquisitions in the Mill Services and Access Services Segments. See Note 2, Acquisitions and Dispositions, to the Consolidated Financial Statements under Part II, Item 8, "Financial Statements and Supplementary Data," for additional disclosures related to these acquisitions.

Cash Used in Financing Activities – The following table summarizes the Company's debt and capital positions as of December 31, 2006 and 2005.

(Dollars are in millions)	December 31 2006	December 31 2005
Notes Payable and Current Maturities	**$ 198.2**	$ 104.0
Long-term Debt	**864.8**	905.9
Total Debt	**1,063.0**	1,009.9
Total Equity	**1,146.4**	993.9
Total Capital	**$ 2,209.4**	$2,003.9 (a)
Total Debt to Total Capital	**48.1%**	50.4%

(a) Does not total due to rounding.

The Company's debt as a percentage of total capital decreased in 2006. Overall debt increased due to increases in foreign currency-denominated debt due to foreign currency translation resulting from the weakening of the U.S. dollar in comparison with the euro and the British pound sterling. Additionally, total equity increased due principally to increased net income in 2006 and foreign currency translation, partially offset by SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R)" ("SFAS 158") pension adjustments and dividends.

Debt Covenants

The Company's credit facilities and certain notes payable agreements contain covenants requiring a minimum net worth of $475 million and a maximum debt to capital ratio of 60%. Based on balances at December 31, 2006, the Company could increase borrowings by approximately $655.2 million and still be within its debt covenants. Alternatively, keeping all other factors constant, the Company's equity could decrease by approximately $438.0 million and the Company would still be within its covenants. Additionally, the Company's 7.25% British pound sterling-denominated notes due October 27, 2010 include a covenant that permits the note holders to redeem their notes, at par, in the event of a change of control of the Company. The Company expects to be compliant with these debt covenants one year from now.

Cash and Value-Based Management

The Company plans to continue with its strategy of selective investing for strategic purposes for the foreseeable future. An example of the execution of this strategy is the February 2007 acquisition of Excell Materials. The goal of this strategy is to improve the Company's Economic Value Added (EVA®) under the program that commenced January 1, 2002. Under this program the Company evaluates strategic investments based upon the investment's economic profit. EVA equals after-tax operating profits less a charge for the use of the capital employed to create those profits (only the service cost portion of pension expense is included for EVA purposes). Therefore, value is created when a project or initiative produces a return above the cost of capital. Consistent with the 2006 results, meaningful improvement in EVA was achieved compared with 2005.

The Company is committed to continue paying dividends to stockholders. The Company has increased the dividend rate for 13 consecutive years, and in November 2006, the Company paid its 226th consecutive quarterly cash dividend. In November 2006, the Company declared its 227th consecutive quarterly dividend and increased its dividend rate by more than nine percent. The Company also plans to continue paying down debt to the extent possible. Additionally, the Company has authorization to repurchase up to one million of its shares through January 31, 2008.

The Company's financial position and debt capacity should enable it to meet current and future requirements. As additional resources are needed, the Company should be able to obtain funds readily and at competitive costs. The Company is well-positioned and intends to continue investing strategically in high-return projects and acquisitions, reducing debt, to the extent possible, and paying cash dividends as a means to enhance stockholder value.

Application of Critical Accounting Policies

The Company's discussion and analysis of its financial condition and results of operations are based upon the consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent liabilities. On an on-going basis the Company evaluates its estimates, including those related to pensions and other postretirement benefits, bad debts, goodwill valuation, long-lived asset valuations, inventory valuations, insurance reserves, contingencies and income taxes. The impact of changes in these estimates, as necessary, is reflected in the respective segment's operating income in the period of the change. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different outcomes, assumptions or conditions.

The Company believes the following critical accounting policies are affected by its more significant judgments and estimates used in the preparation of its consolidated financial statements. Management has discussed the development and selection of the critical accounting estimates described below with the Audit Committee of the Board of Directors and the Audit Committee has reviewed the Company's disclosure relating to these estimates in this Management's Discussion and Analysis of Financial Condition and Results of Operations. These items should be read in conjunction with Note 1, Summary of Significant Accounting Policies, to the Consolidated Financial Statements under Part II, Item 8, "Financial Statements and Supplementary Data."

Pension Benefits

The Company has defined benefit pension plans in several countries. The largest of these plans are in the United Kingdom and the United States. The Company's funding policy for these plans is to contribute amounts sufficient to meet the minimum funding pursuant to U.K. and U.S. statutory requirements, plus any additional amounts that the Company may determine to be appropriate. The Company made cash contributions to its defined benefit pension plans of $37.2 million (including $10.6 million of discretionary payments) and $48.8 million (including $16.9 million discretionary payments) during 2006 and 2005, respectively. Additionally, the Company expects to make a minimum of $25.6 million in cash contributions to its defined benefit pension plans during 2007.

For the year 2005, the Company accounted for its defined benefit pension plans in accordance with SFAS No. 87, "Employer's Accounting for Pensions" ("SFAS 87"), which requires that amounts recognized in financial statements be determined on an actuarial basis. At December 31, 2005, the adjustment to recognize the additional minimum liability required under SFAS 87 impacted accumulated other comprehensive loss in the Stockholders' Equity section of the Consolidated Balance Sheets by $14.7 million, net of deferred income taxes.

As of December 31, 2006, the Company accounted for its defined benefit pension plans in accordance with SFAS 158, which requires the Company to recognize in its balance sheet, the overfunded or underfunded status of its defined benefit postretirement plans measured as the difference between the fair value of the plan assets and the benefit obligation (projected benefit obligation for a pension plan) as an asset or liability. The charge or credit is recorded as adjustment to accumulated other comprehensive income/loss, net of tax. This reduced the Company's equity on an after-tax basis by approximately $88.2 million compared with measurement under prior standards. The results of operations were not affected. The adoption of SFAS 158 did not have a negative impact on compliance with the Company's debt covenants.

Management implemented a three-part strategy in 2002 and 2003 to deal with the adverse market forces that have increased the unfunded benefit obligations of the Company. These strategies included pension plan design changes, a review of funding policy alternatives and a review of the asset allocation policy and investment manager structure. With regards to plan design, the Company amended a majority of the U.S. defined benefit pension plans and certain international defined benefit pension plans so that accrued service is no longer granted for periods after December 31, 2003, although compensation increases will continue to be recognized on actual service to-date (for the U.S. plans this is limited to 10 years – through December 2013). In place of these plans, the Company established, effective January 1, 2004, defined contribution pension plans providing for the Company to contribute a specified matching amount for participating employees' contributions to the plan. Domestically, this match is made on employee contributions up to four percent of their eligible compensation. Additionally, the Company may provide a discretionary contribution of up to two percent of compensation for eligible employees. Internationally, this match is up to six percent of eligible compensation with an additional two percent going towards insurance and administrative costs. The Company believes these new retirement benefit plans will provide a more predictable and less volatile pension expense than existed under the defined benefit plans.

The Company's pension task force continues to evaluate alternative strategies to further reduce overall pension expense including the on-going evaluation of investment fund managers' performance; the balancing of plan assets and liabilities; the risk assessment of all multi-employer pension plans; the possible merger of certain plans; the consideration of incremental cash contributions to certain plans; and other changes that could reduce future pension expense volatility and minimize risk.

Critical Estimate – Defined Benefit Pension Benefits

Accounting for defined benefit pensions and other postretirement benefits requires the use of actuarial assumptions. The principal assumptions used include the discount rate and the expected long-term rate-of-return on plan assets. Each assumption is reviewed annually and represents management's best estimate at that time. The assumptions are selected to represent the average expected experience over time and may differ in any one year from actual experience due to changes in capital markets and the overall economy. These differences will impact the amount of unfunded benefit obligation and the expense recognized.

The discount rates as of the September 30, 2006 measurement date for the U.K. defined benefit pension plan and the October 31, 2006 measurement date for the U.S. defined benefit pension plans were 5.13% and 5.87%, respectively. These rates were used in calculating the Company's projected benefit obligations as of December 31, 2006. The discount rates selected represent the average yield on high-quality corporate bonds as of the measurement dates. The global weighted-average of these assumed discount rates for the years ending December 31, 2006, 2005 and 2004 were 5.3%, 5.3% and 5.7%, respectively. Annual pension expense is determined using the discount rate as of the beginning of the year, which for 2007 is the 5.3% global weighted-average discount rate. Pension expense and the projected benefit obligation generally increase as the selected discount rate decreases.

The expected long-term rate-of-return on plan assets is determined by evaluating the portfolios' asset class return expectations with the Company's advisors as well as actual, long-term, historical results of asset returns for the pension plans. The pension expense increases as the expected long-term rate-of-return on assets decreases. For 2006, the global weighted-average expected long-term rate-of-return on asset assumption was 7.6%. For 2007, the expected global long-term rate-of-return on assets will remain the same at 7.6%. This rate was determined based on a model of expected asset returns for an actively managed portfolio.

Based on the updated *actuarial* assumptions and the structural changes in the pension plans mentioned previously, the Company's 2007 pension expense is expected to stabilize. Total pension expense increased from 2005 to 2006 by $5.8 million due principally to increased multi-employer and defined contribution pension plan costs resulting from increased volume in the Access Services and Mill Services Segments. From 2004 to 2005, pension expense decreased by $1.7 million due principally to lower defined benefit pension expense in the United Kingdom. This resulted from plan design changes in 2004 when certain defined benefit plans were replaced by defined contribution plans.

Changes in pension benefit expense may occur in the future due to changes in actuarial assumptions and due to changes in returns on plan assets resulting from financial market conditions. Holding all other assumptions constant, a one-half percent increase or decrease in the discount rate and the expected long-term rate-of-return on plan assets would increase or decrease annual 2007 pre-tax defined benefit pension expense as follows:

	Approximate Changes in Pre-tax Defined Benefit Pension Expense	
	U.S. Plans	**U.K. Plan**
Discount rate		
One-half percent increase	Decrease of $0.7 million	Decrease of $4.3 million
One-half percent decrease	Increase of $2.0 million	Increase of $4.1 million
Expected long-term rate-of-return on plan assets		
One-half percent increase	Decrease of $1.3 million	Decrease of $3.7 million
One-half percent decrease	Increase of $1.3 million	Increase of $3.7 million

Should circumstances change that affect these estimates, changes (either increases or decreases) to the net pension obligations may be required and would be recorded in accordance with the provisions of SFAS 87 and SFAS 158. Additionally, certain events could result in the pension obligation changing at a time other than the annual measurement date. This would occur when the benefit plan is amended or when plan curtailments occur under the provisions of SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits" ("SFAS 88").

See Note 8, Employee Benefit Plans, to the Consolidated Financial Statements under Part II, Item 8, "Financial Statements and Supplementary Data," for additional disclosures related to these items.

Notes and Accounts Receivable

Notes and accounts receivable are stated at their net realizable value through the use of an allowance for doubtful accounts. The allowance is maintained for estimated losses resulting from the inability or unwillingness of customers to make required payments. The Company has policies and procedures in place requiring customers to be evaluated for creditworthiness prior to the execution of new service contracts or shipments of products. These reviews are structured to minimize the Company's risk related to realizability of its receivables. Despite these policies and procedures, the Company may still experience collection problems and potential bad debts due to economic conditions within certain industries (e.g., construction and steel industries) and countries and regions in which the Company operates. As of December 31, 2006 and 2005, receivables of $753.2 million and $666.3 million, respectively, were net of reserves of $25.4 million and $24.4 million, respectively.

Critical Estimate – Notes and Accounts Receivable

A considerable amount of judgment is required to assess the realizability of receivables, including the current creditworthiness of each customer, related aging of the past due balances and the facts and circumstances surrounding any non-payment. The Company's provisions for bad debts during 2006, 2005 and 2004 were $9.2 million, $6.5 million and $5.0 million, respectively. The increase from 2005 to 2006 related principally to the acquisition of businesses in the fourth quarter of 2005 and overall increased revenues.

On a monthly basis, customer accounts are analyzed for collectibility. Reserves are established based upon a specific-identification method as well as historical collection experience, as appropriate. The Company also evaluates specific accounts when it becomes aware of a situation in which a customer may not be able to meet its financial obligations due to a deterioration in its financial condition, credit ratings or bankruptcy. The reserve requirements are based on the facts available to the Company and are re-evaluated and adjusted as additional information is received. Reserves are also determined by using percentages (based upon experience) applied to certain aged receivable categories. Specific issues are discussed with Corporate Management and any significant changes in reserve amounts or the write-off of balances must be approved by a specifically designated Corporate Officer. All approved items are monitored to ensure they are recorded in the proper period. Additionally, any significant changes in reserve balances are reviewed to ensure the proper Corporate approval has occurred.

If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. Conversely, an improvement in a customer's ability to make payments could result in a decrease of the allowance for doubtful accounts. Changes in the allowance related to both of these situations would be recorded through income in the period the change was determined.

The Company has not materially changed its methodology for calculating allowances for doubtful accounts for the years presented.

See Note 3, Accounts Receivable and Inventories, to the Consolidated Financial Statements under Part II, Item 8, "Financial Statements and Supplementary Data," for additional disclosures related to these items.

Goodwill

The Company's net goodwill balances were $612.5 million and $559.6 million, as of December 31, 2006 and 2005, respectively. Goodwill is not amortized but tested for impairment at the reporting unit level on an annual basis, and between annual tests whenever events or circumstances indicate that the carrying value of a reporting unit's goodwill may exceed its fair value.

Critical Estimate – Goodwill

A discounted cash flow model is used to estimate the fair value of a reporting unit. This model requires the use of long-term planning estimates and assumptions regarding industry-specific economic conditions that are outside the control of the Company. The annual test for impairment includes the selection of an appropriate discount rate to value cash flow information. The basis of this discount rate calculation is derived from several internal and external factors. These factors include, but are not limited to, the average market price of the Company's stock, the number of shares of stock outstanding, the book value of the Company's debt, a long-term risk-free interest rate, and both market and size-specific risk premiums. The Company's annual goodwill impairment testing, performed as of October 1, 2006 and 2005, indicated that the fair value of all reporting units tested exceeded their respective book values and therefore no additional goodwill impairment testing was required. Due to uncertain market conditions, it is possible that estimates used for goodwill impairment testing may change in the future. Therefore, there can be no assurance that future goodwill impairment tests will not result in a charge to earnings.

The Company has not materially changed its methodology for goodwill impairment testing for the years presented. There are currently no known trends, demands, commitments, events or uncertainties that are reasonably likely to occur that would materially affect the methodology or assumptions described above.

See Note 5, Goodwill and Other Intangible Assets, to the Consolidated Financial Statements under Part II, Item 8, "Financial Statements and Supplementary Data," for additional information on goodwill and other intangible assets.

Asset Impairment

Long-lived assets are reviewed for impairment when events and circumstances indicate that the book value of an asset may be impaired. The amounts charged against pre-tax income related to impaired long-lived assets were $4.4 million, $0.6 million and $0.4 million in 2006, 2005 and 2004, respectively. The increased 2006 amount relates to exiting an underperforming product line of the Gas Technologies Segment.

Critical Estimate – Asset Impairment

The determination of a long-lived asset impairment loss involves significant judgments based upon short and long-term projections of future asset performance. Impairment loss estimates are based upon the difference between the book value and the fair value of the asset. The fair value is generally based upon the Company's estimate of the amount that the assets could be bought or sold for in a current transaction between willing parties. If quoted market prices for the asset or similar assets are unavailable, the fair value estimate is generally calculated using a discounted cash flow model. Should circumstances change that affect these estimates, additional impairment charges may be required and would be recorded through income in the period the change was determined.

The Company has not materially changed its methodology for calculating asset impairments for the years presented. There are currently no known trends, demands, commitments, events or uncertainties that are reasonably likely to occur that would materially affect the methodology or assumptions described above.

Inventories

Inventories are stated at the lower of cost or market. Inventory balances are adjusted for estimated obsolete or unmarketable inventory equal to the difference between the cost of inventory and its estimated market value. At December 31, 2006 and 2005, inventories of $285.2 million and $251.1 million, respectively, are net of lower of cost or market reserves and obsolescence reserves of $14.3 million and $16.1 million, respectively.

Critical Estimate – Inventories

In assessing the ultimate realization of inventory balance amounts, the Company is required to make judgments as to future demand requirements and compare these with the current or committed inventory levels. If actual market conditions are determined to be less favorable than those projected by management, additional inventory write-downs may be required and would be recorded through income in the period the determination is made. Additionally, the Company records reserves to adjust a substantial portion of its U.S. inventory balances to the last-in, first-out (LIFO) method of inventory valuation. In adjusting these reserves throughout the year, the Company estimates its year-end inventory costs and quantities. At December 31 of each year, the reserves are adjusted to reflect actual year-end inventory costs and quantities. During periods of inflation, the LIFO expense usually increases and during periods of deflation it decreases. These year-end adjustments resulted in pre-tax income/(expense) of $(2.1) million, $1.7 million and $(4.3) million in 2006, 2005 and 2004, respectively.

The Company has not materially changed its methodology for calculating inventory reserves for the years presented. There are currently no known trends, demands, commitments, events or uncertainties that are reasonably likely to occur that would materially affect the methodology or assumptions described above.

See Note 3, Accounts Receivable and Inventories, to the Consolidated Financial Statements under Part II, Item 8, "Financial Statements and Supplementary Data," for additional disclosures related to these items.

Insurance Reserves

The Company retains a significant portion of the risk for property, workers' compensation, U.K. employers' liability, automobile, general and product liability losses. At December 31, 2006 and 2005 the Company has recorded liabilities of $103.4 million and $102.3 million, respectively, related to both asserted as well as unasserted insurance claims. At December 31, 2006 and 2005, $18.9 million and $25.2 million, respectively, is included in insurance liabilities related to claims covered by insurance carriers for which a corresponding receivable has been recorded.

Critical Estimate – Insurance Reserves

Reserves have been recorded based upon actuarial calculations which reflect the undiscounted estimated liabilities for ultimate losses including claims incurred but not reported. Inherent in these estimates are assumptions which are based on the Company's history of claims and losses, a detailed analysis of existing claims with respect to potential value, and current legal and legislative trends. If actual claims differ from those projected by management, changes (either increases or decreases) to insurance reserves may be required and would be recorded through income in the period the change was determined. During 2006, the Company recorded a retrospective insurance reserve adjustment that increased pre-tax insurance expense by $1.2 million. In 2005 and 2004, the retrospective insurance reserve adjustments decreased pre-tax insurance expense for self-insured programs by $4.1 million and $2.7 million, respectively. The Company has programs in place to improve claims experience, such as aggressive claim and insured litigation management and an improved focus on workplace safety.

The Company has not materially changed its methodology for calculating insurance reserves for the years presented. There are currently no known trends, demands, commitments, events or uncertainties that are reasonably likely to occur that would materially affect the methodology or assumptions described above.

Legal and Other Contingencies

Reserves for contingent liabilities are recorded when it is probable that an asset has been impaired or a liability has been incurred and the loss can be reasonably estimated. Adjustments to estimated amounts are recorded as necessary based on new information or the occurrence of new events or the resolution of an uncertainty. Such adjustments are recorded in the period that the required change is identified.

Critical Estimate – Legal and Other Contingencies

On a quarterly basis, recorded contingent liabilities are analyzed to determine if any adjustments are required. Additionally, functional department heads within each business unit are consulted monthly to ensure all issues with a potential financial accounting impact, including possible reserves for contingent liabilities have been properly identified, addressed or disposed of. Specific issues are discussed with Corporate Management and any significant changes in reserve amounts or the adjustment or write-off of previously recorded balances must be approved by a specifically designated Corporate Officer. If necessary, outside legal counsel, other third parties or internal experts are consulted to assess the likelihood and range of outcomes for a particular issue. All approved changes in reserve amounts are monitored to ensure they are recorded in the proper period. Additionally, any significant changes in reported business unit reserve balances are reviewed to ensure the proper Corporate approval has occurred. On a quarterly basis, the Company's business units submit a reserve listing to the Corporate headquarters which is reviewed in detail. All significant reserve balances are discussed with a designated Corporate Officer to assess their validity, accuracy and completeness. Anticipated changes in reserves are identified for follow-up prior to the end of a reporting period. Any new issues that may require a reserve are also identified and discussed to ensure proper disposition. Additionally, on a quarterly basis, all significant environmental reserve balances or issues are evaluated to assess their validity, accuracy and completeness.

The Company has not materially changed its methodology for calculating legal and other contingencies for the years presented. There are currently no known trends, demands, commitments, events or uncertainties that are reasonably likely to occur that would materially affect the methodology or assumptions described above.

See Note 10, Commitments and Contingencies, to the Consolidated Financial Statements under Part II, Item 8, "Financial Statements and Supplementary Data," for additional disclosure on this uncertainty and other contingencies.

Income Taxes

The Company is subject to various federal, state and local income taxes in the taxing jurisdictions where the Company operates. At the end of each quarterly period, the Company makes its best estimate of the annual effective income tax rate and applies that rate to year-to-date pre-tax income to arrive at the year-to-date income tax provision. Income tax loss contingencies are recorded in the period when it is determined that it is probable that a liability has been incurred and the loss can be reasonably estimated. Adjustments to estimated amounts are recorded as necessary based upon new information, the occurrence of new events or the resolution of an uncertainty. As of December 31, 2006, 2005 and 2004, the Company's net effective income tax rate was 32.3%, 28.1% and 29.1%, respectively.

A valuation allowance to reduce deferred tax assets is evaluated on a quarterly basis. The valuation allowance is principally for tax-loss carryforwards which are uncertain as to realizability. The valuation allowance was $13.9 million and $21.7 million as of December 31, 2006 and 2005, respectively.

Critical Estimate – Income Taxes

The annual effective income tax rates are developed giving recognition to tax rates, tax holidays, tax credits and capital losses, as well as certain exempt income and non-deductible expenses in all of the jurisdictions where the Company does business. The income tax provision for the quarterly period is the change in the year-to-date provision from the previous quarterly period.

The Company considers future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance. In the event the Company were to determine that it would more likely than not be able to realize its deferred tax assets in the future in excess of its net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. Likewise, should the Company determine that it would not be able to realize all or part of its net deferred tax assets in the future, an adjustment to the deferred tax assets would decrease income in the period in which such determination was made.

The Company has not materially changed its methodology for calculating income tax expense for the years presented.

In July 2006, the FASB issued FASB Interpretation, ("FIN") 48, "Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109" ("FIN 48"), which clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes." It prescribes a recognition threshold and measurement attribute for financial statement recognition and disclosure of tax positions taken or expected to be taken on a tax return. This interpretation is effective for fiscal years beginning after December 15, 2006. The Company will adopt this interpretation in the first quarter of 2007.

The Company is currently evaluating the requirements of FIN 48 and has not yet determined the impact on the consolidated financial statements. There are currently no other known trends, demands, commitments, events or uncertainties that are reasonably likely to occur that would materially affect the methodology or assumptions described above.

See Note 9, Income Taxes, to the Consolidated Financial Statements under Part II, Item 8, "Financial Statements and Supplementary Data," for additional disclosures related to these items.

New Financial Accounting Standards Issued

See Note 1, Summary of Significant Accounting Policies, to the Consolidated Financial Statements under Part II, Item 8, "Financial Statements and Supplementary Data," for disclosures on new financial accounting standards issued and their effect on the Company.

Research and Development

The Company invested $3.0 million, $2.7 million and $2.6 million in internal research and development programs in 2006, 2005 and 2004, respectively. Internal funding for research and development was as follows:

	Research and Development Expense		
(In millions)	**2006**	**2005**	**2004**
Mill Services Segment	**$ 1.1**	$ 1.4	$ 1.3
Access Services Segment	**0.7**	0.5	0.4
Gas Technologies Segment	**0.2**	0.2	0.3
Segment Totals	**2.0**	2.1	2.0
Engineered Products and Services ("all other") Category	**1.0**	0.6	0.6
Consolidated Totals	**$ 3.0**	$ 2.7	$ 2.6

Backlog

As of December 31, 2006, the Company's order backlog, exclusive of long-term mill services contracts, access services and roofing granules and slag abrasives, was $301.0 million compared with $275.8 million as of December 31, 2005, a 9% increase. Of the $301.0 million of order backlog at December 31, 2006, approximately $58.7 million or 20% is not expected to be filled in 2007.

	Order Backlog	
(In millions)	**2006**	**2005**
Engineered Products and Services ("all other") Category	**$ 236.5**	$ 230.6
Gas Technologies Segment	**64.5**	45.2
Consolidated Backlog	**$ 301.0**	$ 275.8

Order backlog for the Engineered Products and Services ("all other") Category at December 31, 2006 was 3% above the December 31, 2005 order backlog. The change is principally due to increased order backlog of air-cooled heat exchangers and industrial grating products, partially offset by decreased order backlog for railway track maintenance services. Order backlog for roofing granules and slag abrasives is excluded from the above amounts. Order backlog amounts for that product group are generally not quantifiable due to the short order lead times of the products provided.

The Gas Technologies Segment order backlog at December 31, 2006 was 43% above the December 31, 2005 order backlog. The change primarily reflects increased order backlog for cryogenics equipment and industrial gas cylinders, partially offset by decreased order backlog for composite pressure vessels.

Mill services contracts have an estimated future value of $4.4 billion at December 31, 2006 compared with $4.3 billion at December 31, 2005. Approximately 60% of these revenues are expected to be recognized by December 31, 2009. The remaining revenues are expected to be recognized between January 1, 2010 and December 31, 2015.

Order backlog for scaffolding, shoring and forming services of the Access Services Segment is excluded from the above amounts. These amounts are generally not quantifiable due to short order lead times for certain services, the nature and timing of the products and services provided and equipment rentals with the ultimate length of the rental period often unknown.

Dividend Action

The Company paid four quarterly cash dividends of $0.325 per share in 2006, for an annual rate of $1.30. This is an increase of 8.3% from 2005. At the November 2006 meeting, the Board of Directors increased the dividend by 9.2% to an annual rate of $1.42 per share. The Board normally reviews the dividend rate periodically during the year and annually at its November meeting. There are no material restrictions on the payment of dividends.

The February 2007 payment marked the 227th consecutive quarterly dividend paid at the same or at an increased rate. In 2006, 28% of net earnings were paid out in dividends. The Company is philosophically committed to maintaining or increasing the dividend at a sustainable level. The Company has paid dividends each year since 1939.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

See Part I, Item 1A, "Risk Factors," for quantitative and qualitative disclosures about market risk.

Item 8. Financial Statements and Supplementary Data

Index to Consolidated Financial Statements and Supplementary Data

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of Harsco Corporation, together with its consolidated subsidiaries (the Company), is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting is a process designed under the supervision of the Company's principal executive and principal financial officers to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles.

The Company's internal control over financial reporting includes policies and procedures that:

- Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets of the Company;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and the directors of the Company; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the Company's financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Management has assessed the effectiveness of its internal control over financial reporting as of December 31, 2006 based on the framework established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has determined that the Company's internal control over financial reporting is effective as of December 31, 2006.

Management's assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2006 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report appearing below, which expresses unqualified opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting as of December 31, 2006.

Derek C. Hathaway
Chairman and Chief Executive Officer
February 27, 2007

Salvatore D. Fazzolari
President, Chief Financial Officer and Treasurer
February 27, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PRICEWATERHOUSECOOPERS

To The Stockholders of Harsco Corporation:

We have completed integrated audits of Harsco Corporation's consolidated financial statements and of its internal control over financial reporting as of December 31, 2006, in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements and financial statement schedule

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Harsco Corporation and its subsidiaries at December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 15(a)2 presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Internal control over financial reporting

Also, in our opinion, management's assessment, included in the accompanying "Management's Report on Internal Control Over Financial Reporting," that the Company maintained effective internal control over financial reporting as of December 31, 2006 based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control - Integrated Framework* issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP
Philadelphia, Pennsylvania
February 27, 2007

HARSCO CORPORATION
CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share amounts)	December 31 2006	December 31 2005
ASSETS		
Current assets:		
Cash and cash equivalents	**$ 101,260**	$ 120,929
Accounts receivable, net	**753,168**	666,252
Inventories	**285,229**	251,080
Other current assets	**88,398**	60,436
Assets held-for-sale	**3,567**	2,326
Total current assets	**1,231,622**	1,101,023
Property, plant and equipment, net	**1,322,467**	1,139,808
Goodwill, net	**612,480**	559,629
Intangible assets, net	**88,164**	78,839
Other assets	**71,690**	96,505
Total assets	**$ 3,326,423**	$ 2,975,804
LIABILITIES		
Current liabilities:		
Short-term borrowings	**$ 185,074**	$ 97,963
Current maturities of long-term debt	**13,130**	6,066
Accounts payable	**287,006**	247,179
Accrued compensation	**95,028**	75,742
Income taxes payable	**61,967**	42,284
Dividends payable	**15,983**	13,580
Insurance liabilities	**40,810**	47,244
Other current liabilities	**211,777**	218,345
Total current liabilities	**910,775**	748,403
Long-term debt	**864,817**	905,859
Deferred income taxes	**103,592**	123,334
Insurance liabilities	**62,542**	55,049
Retirement plan liabilities	**189,457**	98,946
Other liabilities	**48,876**	50,319
Total liabilities	**2,180,059**	1,981,910
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDERS' EQUITY		
Preferred stock, Series A junior participating cumulative preferred stock	**-**	-
Common stock, par value $1.25, issued 68,491,523 and 68,257,785 shares as of December 31, 2006 and 2005, respectively	**85,614**	85,322
Additional paid-in capital	**166,494**	154,017
Accumulated other comprehensive loss	**(169,334)**	(167,318)
Retained earnings	**1,666,761**	1,526,216
Treasury stock, at cost (26,472,843 and 26,474,609 shares, respectively)	**(603,171)**	(603,225)
Unearned stock-based compensation	**-**	(1,118)
Total stockholders' equity	**1,146,364**	993,894
Total liabilities and stockholders' equity	**$ 3,326,423**	$ 2,975,804

See accompanying notes to consolidated financial statements.

HARSCO CORPORATION
CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except per share amounts)

Years ended December 31	**2006**	**2005**	**2004**
Revenues from continuing operations:			
Service revenue	**$ 2,538,068**	$ 1,928,539	$ 1,764,159
Product revenue	**885,225**	837,671	737,900
Total revenues	**3,423,293**	2,766,210	2,502,059
Costs and expenses from continuing operations:			
Cost of services sold	**1,851,230**	1,425,222	1,313,075
Cost of products sold	**696,350**	674,177	603,309
Selling, general and administrative expenses	**507,367**	393,187	368,385
Research and development expenses	**3,026**	2,676	2,579
Other expenses	**6,851**	2,000	4,862
Total costs and expenses	**3,064,824**	2,497,262	2,292,210
Operating income from continuing operations	**358,469**	268,948	209,849
Equity in income of unconsolidated entities, net	**192**	74	128
Interest income	**3,709**	3,165	2,319
Interest expense	**(60,478)**	(41,918)	(41,057)
Income from continuing operations before income taxes and minority interest	**301,892**	230,269	171,239
Income tax expense	**(97,523)**	(64,771)	(49,034)
Income from continuing operations before minority interest	**204,369**	165,498	122,205
Minority interest in net income	**(7,860)**	(8,748)	(8,665)
Income from continuing operations	**196,509**	156,750	113,540
Discontinued operations:			
Loss from operations of discontinued business	**(181)**	(430)	(801)
Gain/(loss) on disposal of discontinued business	**28**	261	(102)
Income/(loss) related to discontinued defense business	**(25)**	20	12,849
Income tax benefit (expense)	**67**	56	(4,275)
Income/(loss) from discontinued operations	**(111)**	(93)	7,671
Net Income	**$ 196,398**	$ 156,657	$ 121,211
Average shares of common stock outstanding	**41,953**	41,642	41,129
Basic earnings per common share:			
Continuing operations	**$ 4.68**	$ 3.76	$ 2.76
Discontinued operations	**-**	-	0.19
Basic earnings per common share	**$ 4.68**	$ 3.76	$ 2.95
Diluted average shares of common stock outstanding	**42,215**	42,080	41,598
Diluted earnings per common share:			
Continuing operations	**$ 4.65**	$ 3.73	$ 2.73
Discontinued operations	**-**	-	0.18
Diluted earnings per common share	**$ 4.65**	$ 3.72 (a)	$ 2.91

(a) Does not total due to rounding.

See accompanying notes to consolidated financial statements.

HARSCO CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

Years ended December 31	2006	2005	2004
Cash flows from operating activities:			
Net income	**$ 196,398**	$ 156,657	$ 121,211
Adjustments to reconcile net income to net cash provided (used) by operating activities:			
Depreciation	**245,397**	195,139	181,914
Amortization	**7,585**	2,926	2,457
Equity in income of unconsolidated entities, net	**(188)**	(74)	(128)
Dividends or distributions from unconsolidated entities	**-**	170	589
Other, net	**8,008**	8,134	(2,781)
Changes in assets and liabilities, net of acquisitions and dispositions of businesses:			
Accounts receivable	**(27,261)**	(64,580)	(81,403)
Inventories	**(20,347)**	(25,908)	(22,278)
Accounts payable	**13,017**	10,787	22,310
Net receipts (disbursements) related to discontinued defense business	**(3)**	(141)	12,280
Other assets and liabilities	**(13,367)**	32,169	36,294
Net cash provided by operating activities	**409,239**	315,279	270,465
Cash flows from investing activities:			
Purchases of property, plant and equipment	**(340,173)**	(290,239)	(204,235)
Purchase of businesses, net of cash acquired*	**(34,333)**	(394,493)	(12,264)
Proceeds from sales of assets	**17,650**	39,543	6,897
Other investing activities	**(2,599)**	4	-
Net cash used by investing activities	**(359,455)**	(645,185)	(209,602)
Cash flows from financing activities:			
Short-term borrowings, net	**73,050**	73,530	(5,863)
Current maturities and long-term debt:			
Additions	**315,010**	571,928	198,032
Reductions	**(423,769)**	(230,010)	(214,551)
Cash dividends paid on common stock	**(54,516)**	(49,928)	(45,170)
Common stock issued-options	**11,574**	9,097	16,656
Other financing activities	**(5,545)**	(5,292)	(5,616)
Net cash provided (used) by financing activities	**(84,196)**	369,325	(56,512)
Effect of exchange rate changes on cash	**14,743**	(12,583)	9,532
Net increase/(decrease) in cash and cash equivalents	**(19,669)**	26,836	13,883
Cash and cash equivalents at beginning of period	**120,929**	94,093	80,210
Cash and cash equivalents at end of period	**$ 101,260**	$ 120,929	$ 94,093
***Purchase of businesses, net of cash acquired**			
Working capital, other than cash	**$ (2,547)**	$ (26,831)	$ (60)
Property, plant and equipment	**(15,106)**	(169,172)	(3,024)
Other noncurrent assets and liabilities, net	**(16,680)**	(198,490)	(9,180)
Net cash used to acquire businesses	**$ (34,333)**	$ (394,493)	$ (12,264)

See accompanying notes to consolidated financial statements.

HARSCO CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(In thousands, except share and per share amounts)	Common Stock Issued	Common Stock Treasury	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Unearned Stock-Based Compensation	Total
Balances, January 1, 2004	$ 84,197	$ (603,639)	$ 120,070	$ 1,345,787	$ (169,427)	$ -	$ 776,988
Net income				121,211			121,211
Cash dividends declared, $1.125 per share				(46,361)			(46,361)
Translation adjustments					46,230		46,230
Cash flow hedging instrument adjustments, net of $(86) deferred income taxes					159		159
Pension liability adjustments, net of $2,062 deferred income taxes					(4,453)		(4,453)
Stock options exercised, 564,529 shares	692	253	19,308				20,253
Other, 250 shares, and 3,500 restricted stock units		9	154				163
Balances, December 31, 2004	$ 84,889	$ (603,377)	$ 139,532	$ 1,420,637	$ (127,491)	$ -	$ 914,190
Net income				156,657			156,657
Cash dividends declared, $1.225 per share				(51,078)			(51,078)
Translation adjustments, net of $2,846 deferred income taxes					(54,399)		(54,399)
Cash flow hedging instrument adjustments, net of $82 deferred income taxes					(152)		(152)
Pension liability adjustments, net of $(6,407) deferred income taxes					14,724		14,724
Stock options exercised, 350,840 shares	433	116	12,596				13,145
Other, 1,087 shares, and 36,250 restricted stock units (net of forfeitures)		36	1,889			(1,847)	78
Amortization of unearned compensation on restricted stock units						729	729
Balances, December 31, 2005	$ 85,322	$ (603,225)	$ 154,017	$ 1,526,216	$ (167,318)	$ (1,118)	$ 993,894
Net income				196,398			196,398
Adoption of SFAS 123(R)			(1,118)			1,118	-
Cash dividends declared, $1.33 per share				(55,853)			(55,853)
Translation adjustments, net of $(5,643) deferred income taxes					91,578		91,578
Cash flow hedging instrument adjustments, net of $(72) deferred income taxes					134		134
Pension liability adjustments, net of $1,307 deferred income taxes					(5,523)		(5,523)
Adoption of SFAS 158, net of $40,313 deferred income taxes					(88,207)		(88,207)
Marketable securities unrealized gains, net of $1 deferred income taxes					2		2
Stock options exercised, 234,419 shares	292	19	11,659				11,970
Other, 1,085 shares, and 50,700 restricted stock units (net of forfeitures)		35	(3)				32
Amortization of unearned compensation on restricted stock units			1,939				1,939
Balances, December 31, 2006	**$ 85,614**	**$ (603,171)**	**$ 166,494**	**$ 1,666,761**	**$ (169,334)**	**$ -**	**$ 1,146,364**

See accompanying notes to consolidated financial statements.

HARSCO CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands) Years ended December 31	2006	2005	2004
Net Income	**$ 196,398**	$ 156,657	$ 121,211
Other comprehensive income (loss):			
Foreign currency translation adjustments	**91,578**	(54,399)	46,230
Net gains (losses) on cash flow hedging instruments, net of deferred income taxes of $(40), $79 and $(30) in 2006, 2005 and 2004, respectively	**75**	(147)	55
Reclassification adjustment for (gain)/loss on cash flow hedging instruments, net of deferred income taxes of $(32), $3, and $(56) in 2006, 2005 and 2004, respectively	**59**	(5)	104
Pension liability adjustments, net of deferred income taxes of $1,307, $(6,407) and $2,062 in 2006, 2005 and 2004, respectively	**(5,523)**	14,724	(4,453)
Unrealized gain on marketable securities, net of deferred income taxes of $(1) in 2006	**2**	-	-
Other comprehensive income (loss)	**86,191**	(39,827)	41,936
Total comprehensive income	**$ 282,589**	$ 116,830	$ 163,147

See accompanying notes to consolidated financial statements.

1. Summary of Significant Accounting Policies

Consolidation
The consolidated financial statements include the accounts of Harsco Corporation and its majority-owned subsidiaries (the "Company"). Additionally, the Company consolidates three entities in which it has an equity interest of 49% to 50% and exercises management control. These three entities had combined revenues of approximately $87.3 million or 2.5% of the Company's total revenues in 2006. Investments in unconsolidated entities (all of which are 40-50% owned) are accounted for under the equity method. The Company does not have any off-balance sheet arrangements with unconsolidated special-purpose entities.

Reclassifications
Certain reclassifications have been made to prior years' amounts to conform with current year classifications. These reclassifications relate principally to components of the Consolidated Balance Sheets.

As a result of these reclassifications, certain prior year amounts presented for comparative purposes will not individually agree with previously filed Forms 10-K or 10-Q.

Cash and Cash Equivalents
Cash and cash equivalents include cash on hand, demand deposits and short-term investments which are highly liquid in nature and have an original maturity of three months or less.

Inventories
Inventories are stated at the lower of cost or market. Inventories in the United States are accounted for using principally the last-in, first-out (LIFO) method. Other inventories are accounted for using the first-in, first-out (FIFO) or average cost methods.

Depreciation
Property, plant and equipment is recorded at cost and depreciated over the estimated useful lives of the assets using principally the straight-line method. When property is retired from service, the cost of the retirement is charged to the allowance for depreciation to the extent of the accumulated depreciation and the balance is charged to income. Long-lived assets to be disposed of by sale are not depreciated while they are held for sale.

Leases
The Company leases certain property and equipment under noncancelable lease agreements. All lease agreements are evaluated and classified as either an operating lease or capital lease. A lease is classified as a capital lease if any of the following criteria are met: transfer of ownership to the Company by the end of the lease term; the lease contains a bargain purchase option; the lease term is equal to or greater than 75% of the asset's economic life; or the present value of future minimum lease payments is equal to or greater than 90% of the asset's fair market value. Operating lease expense is recognized ratably over the entire lease term, including rent abatement periods and rent holidays.

Goodwill and Other Intangible Assets
Goodwill is not amortized but tested for impairment at the reporting unit level. SFAS No. 142, "Goodwill and Other Intangible Assets," (SFAS 142) defines a reporting unit as an operating segment or one level below an operating segment (referred to as a component). A component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that component. Accordingly, the Company performs the goodwill impairment test at the operating segment level for the Mill Services Segment, the Access Services Segment and the Engineered Products and Services category and at the component level for the Gas Technologies Segment. The goodwill impairment tests are performed on an annual basis as of October 1 and between annual tests whenever events or circumstances indicate that the carrying value of a reporting unit's goodwill may exceed its fair value. A discounted cash flow model is used to estimate the fair value of a reporting unit. This model requires the use of long-term planning forecasts and assumptions regarding industry-specific economic conditions that are outside the control of the Company. See Note 5, "Goodwill and Other Intangible Assets," for additional information on intangible assets and goodwill impairment testing. Finite-lived intangible assets are amortized over their estimated useful lives.

Impairment of Long-Lived Assets (Other than Goodwill)
Long-lived assets are reviewed for impairment when events and circumstances indicate that the carrying amount of an asset may not be recoverable. The Company's policy is to record an impairment loss when it is determined that the carrying amount of the asset exceeds the sum of the expected undiscounted future cash flows resulting from use of

the asset and its eventual disposition. Impairment losses are measured as the amount by which the carrying amount of the asset exceeds its fair value. Long-lived assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell.

Revenue Recognition

Product sales and service sales are recognized when they are realized or realizable and when earned. Revenue is realized or realizable and earned when all of the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the Company's price to the buyer is fixed or determinable and collectibility is reasonably assured. Service sales include sales of the Mill Services and Access Services Segments as well as railway track maintenance services. Product sales include sales of the Gas Technologies Segment as well as the manufacturing businesses of the Engineered Products and Services ("all other") Category.

Mill Services Segment – This Segment provides services predominantly on a long-term, volume-of-production contract basis. Contracts may include both fixed monthly fees as well as variable fees based upon specific services provided to the customer. The fixed-fee portion is recognized periodically as earned (normally monthly) over the contractual period. The variable-fee portion is recognized as services are performed and differs from period-to-period based upon the actual provision of services.

Access Services Segment – This Segment rents equipment under month-to-month rental contracts, provides services under both fixed-fee and time-and-materials short-term contracts and, to a lesser extent, sells products to customers. Equipment rentals are recognized as earned over the contractual rental period. Services provided on a fixed-fee basis are recognized over the contractual period based upon the completion of specific units of accounting (i.e., erection and dismantling of equipment). Services provided on a time-and-materials basis are recognized when earned as services are performed. Product sales revenue is recognized when title and risk of loss transfer, and when all of the revenue recognition criteria have been met.

Gas Technologies Segment – This Segment sells products under customer-specific sales contracts. Product sales revenue is recognized when title and risk of loss transfer, and when all of the revenue recognition criteria have been met. Title and risk of loss for domestic shipments generally transfers to the customer at the point of shipment. For international sales, title and risk of loss transfer in accordance with the international commercial terms included in the specific customer contract.

Engineered Products and Services ("all other") Category – This category includes the Harsco Track Technologies, Reed Minerals, IKG Industries, Patterson-Kelley and Air-X-Changers operating segments. These operating segments principally sell products. The Harsco Track Technologies Division sells products and provides services. Product sales revenue for each of these operating segments is recognized generally when title and risk of loss transfer, and when all of the revenue recognition criteria have been met. Title and risk of loss for domestic shipments generally transfers to the customer at the point of shipment. For export sales, title and risk of loss transfer in accordance with the international commercial terms included in the specific customer contract. Revenue may be recognized subsequent to the transfer of title and risk of loss for certain product sales of the Harsco Track Technologies Division if the specific sales contract includes a customer acceptance clause which provides for different timing. In those situations revenue is recognized after transfer of title and risk of loss and after customer acceptance. The Harsco Track Technologies Division also provides services predominantly on a long-term, time-and-materials contract basis. Revenue is recognized when earned as services are performed.

Income Taxes

United States federal and state income taxes and non-U.S. income taxes are provided currently on the undistributed earnings of international subsidiaries and unconsolidated affiliated entities, giving recognition to current tax rates and applicable foreign tax credits, except when management has specific plans for reinvestment of undistributed earnings which will result in the indefinite postponement of their remittance. Deferred taxes are provided using the asset and liability method for temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. A valuation allowance to reduce deferred tax assets is evaluated on a quarterly basis. The valuation allowance is principally for tax loss carryforwards which are uncertain as to realizability. Income tax loss contingencies are recorded in the period when it is determined that it is probable that a liability has been incurred and the loss can be reasonably estimated. Adjustments to estimated amounts are recorded as necessary based upon new information, the occurrence of new events or the resolution of an uncertainty. Beginning in 2007, income tax contingencies will be measured under FASB Interpretation ("FIN") 48, "Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109" ("FIN 48").

Accrued Insurance and Loss Reserves
The Company retains a significant portion of the risk for workers' compensation, U.K. employers' liability, automobile, general and product liability losses. During 2006, 2005 and 2004, the Company recorded insurance expense related to these lines of coverage of approximately $44 million, $37 million and $37 million, respectively. Reserves have been recorded which reflect the undiscounted estimated liabilities including claims incurred but not reported. When a recognized liability is covered by third-party insurance, the Company records an insurance claim receivable to reflect the covered liability. Changes in the estimates of the reserves are included in net income in the period determined. During 2006, the Company recorded a retrospective insurance reserve adjustment that increased pre-tax insurance expense for self insured programs by $1.2 million. In 2005 and 2004, the retrospective insurance reserve adjustments *decreased pre-tax insurance expense* by $4.1 million and $2.7 million, respectively. At December 31, 2006 and 2005, the Company has recorded liabilities of $103.4 million and $102.3 million, respectively, related to both asserted as well as unasserted insurance claims. Included in the balance at December 31, 2006 and 2005 were $18.9 million and $25.2 million, respectively, of recognized liabilities covered by insurance carriers. Amounts estimated to be paid within one year have been classified as current Insurance liabilities, with the remainder included in non-current Insurance liabilities in the Consolidated Balance Sheets.

Warranties
The Company has recorded product warranty reserves of $4.8 million, $5.0 million and $4.2 million as of December 31, *2006, 2005 and 2004, respectively. The Company provides for warranties of certain products as they are sold in* accordance with SFAS No. 5, "Accounting for Contingencies." The following table summarizes the warranty activity for the years ended December 31, 2006, 2005 and 2004:

Warranty Activity

(In thousands)	2006	2005	2004
Balance at the beginning of the period	**$ 4,962**	$ 4,161	$ 2,788
Accruals for warranties issued during the period	**3,371**	3,851	4,135
Increase/(reductions) related to pre-existing warranties	**(868)**	60	(414)
Warranties paid	**(2,731)**	(3,083)	(2,361)
Other (principally foreign currency translation)	**71**	(27)	13
Balance at end of the period	**$ 4,805**	$ 4,962	$ 4,161

Foreign Currency Translation
The financial statements of the Company's subsidiaries outside the United States, except for those subsidiaries located in highly inflationary economies and those entities for which the U.S. dollar is the currency of the primary economic environment in which the entity operates, are measured using the local currency as the functional currency. Assets and liabilities of these subsidiaries are translated at the exchange rates as of the balance sheet date. Resulting translation adjustments are recorded in the cumulative translation adjustment account, a separate component of Other comprehensive income (loss). Income and expense items are translated at average monthly exchange rates. Gains and losses from foreign currency transactions are included in net income. For subsidiaries operating in highly inflationary economies, and those entities for which the U.S. dollar is the currency of the primary economic environment in which the entity operates, gains and losses on foreign currency transactions and balance sheet translation adjustments are included in net income.

Financial Instruments and Hedging
The Company has operations throughout the world that are exposed to fluctuations in related foreign currencies in the normal course of business. The Company seeks to reduce exposure to foreign currency fluctuations through the use of forward exchange contracts. The Company does not hold or issue financial instruments for trading purposes, and it is the Company's policy to prohibit the use of derivatives for speculative purposes. The Company has a Foreign Currency Risk Management Committee that meets periodically to monitor foreign currency risks.

The Company executes foreign currency forward exchange contracts to hedge transactions for firm purchase commitments, to hedge variable cash flows of forecasted transactions and for export sales denominated in foreign currencies. These contracts are generally for 90 days or less. For those contracts that are designated as qualified cash flow hedges under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), gains or losses are recorded in Other comprehensive income (loss).

Amounts recorded in Other comprehensive income (loss) are reclassified into income in the same period or periods during which the hedged forecasted transaction affects income. The cash flows from these contracts are classified consistent with the cash flows from the transaction being hedged (e.g., the cash flows related to contracts to hedge the purchase of fixed assets are included in cash flows from investing activities, etc.). The Company also enters into certain forward exchange contracts not designated as hedges under SFAS 133. Gains and losses on these contracts are recognized in income based on fair market value. For fair value hedges of a firm commitment, the gain or loss on the derivative and the offsetting gain or loss on the hedged firm commitment are recognized currently in income.

Options for Common Stock

In prior years, when stock options were issued to employees, the Company used the intrinsic value method to account for the options. No compensation expense was recognized on the grant date, since at that date, the option price equaled the market price of the underlying common stock. Effective in 2002 and 2003, the Company ceased granting stock options to employees and non-employee directors, respectively.

The Company's net income and earnings per common share would have been reduced to the pro forma amounts indicated below if compensation cost for the Company's stock option plan had been determined based on the fair value at the grant date for awards in accordance with the provisions of SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123(R)").

Pro forma Impact of SFAS 123(R) on Earnings

(In thousands, except per share)	2005	2004
Net income:		
As reported	$ 156,657	$ 121,211
Compensation expense (a)	-	(96)
Pro forma	$ 156,657	$ 121,115
Basic earnings per share:		
As reported	$ 3.76	$ 2.95
Pro forma	3.76	2.94
Diluted earnings per share:		
As reported	3.72	2.91
Pro forma	3.72	2.91

(a) Total stock-based employee compensation expense related to stock options determined under fair value-based method for all awards, net of related income tax effects.

In 2004, the Board of Directors approved the granting of performance-based restricted stock units as the long-term equity component of officer compensation. See Note 12, "Stock-Based Compensation," for additional information on the Company's equity compensation plans.

Earnings Per Share

Basic earnings per share are calculated using the average shares of common stock outstanding, while diluted earnings per share reflect the dilutive effects of restricted stock units and the potential dilution that could occur if stock options were exercised. See Note 11, "Capital Stock," for additional information on earnings per share.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses. Actual results could differ from those estimates.

New Financial Accounting Standards Issued

SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments, an Amendment of FASB Statements No. 133 and 140" ("SFAS 155")

In February 2006, the Financial Accounting Standards Board (FASB) issued SFAS 155, which amends SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," and SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." SFAS 155 addresses several issues relating to the accounting for financial instruments, including permitting fair value measurement for any hybrid financial instrument that contains an embedded derivative, and eliminating the prohibition on a qualifying special-purpose entity from holding certain derivative instruments. SFAS 155 also provides clarification that concentrations of credit risk in the form of subordination are not embedded derivatives. SFAS 155 is effective for all financial instruments issued or acquired after the fiscal year that begins after September 15, 2006 (January 1, 2007 for the Company), with early adoption permitted. The Company implemented SFAS 155 effective January 1, 2007, and it did not have a material impact on the Company's financial position, results of operations or cash flows.

SFAS No. 156, "Accounting for Servicing of Financial Assets, an Amendment of FASB Statement 140" ("SFAS 156")

In March 2006, the FASB issued SFAS 156, which amends SFAS No. 140, "Accounting of Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." SFAS 156 requires, in certain specified situations, an entity to recognize a servicing asset or servicing liability when it undertakes an obligation to service a financial asset by entering into a servicing contract. SFAS 156 also requires all separately recognized servicing assets and servicing liabilities to be initially recognized at fair value, if practical, and allows entities to choose either the amortization method or the fair value measurement method for subsequent measurement. SFAS 156 is effective for all servicing transactions occurring on or after the beginning of the first fiscal year that begins after September 15, 2006 (January 1, 2007 for the Company), with early adoption permitted. The Company implemented SFAS 156 effective January 1, 2007, and it did not have a material impact on the Company's financial position, results of operations or cash flows.

FASB Interpretation ("FIN") 48, "Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109" ("FIN 48")

In July 2006, the FASB issued FIN 48, which clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes." It prescribes a recognition threshold and measurement attribute for financial statement recognition and disclosure of tax positions taken or expected to be taken on a tax return. The provisions of this interpretation are required to be adopted for fiscal periods beginning after December 15, 2006. The Company will be required to apply the provisions of FIN 48 to all tax positions upon initial adoption with any cumulative effect adjustment to be recognized as an adjustment to retained earnings. The Company is currently evaluating the requirements of FIN 48 and has not yet determined the impact on the consolidated financial statements.

SFAS No. 157, "Fair Value Measurements" ("SFAS 157")

In September 2006, the FASB issued SFAS 157 to provide a single definition of fair value, establish a framework for measuring fair value in U.S. generally accepted accounting principles ("GAAP"), and expand the disclosure requirements regarding fair value measurements. SFAS 157 is applicable in the application of other accounting pronouncements that require or permit fair value measurements, but does not require new fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007 (January 1, 2008 for the Company), with limited retrospective application required. The Company is currently evaluating the requirements of SFAS 157 and has not yet determined the impact on the consolidated financial statements.

Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements" ("SAB 108")

In September 2006, the SEC issued SAB 108 to provide guidance for quantifying and evaluating the materiality of a misstatement. SAB 108 indicates that an entity should use both a balance sheet (iron curtain) approach and an income statement (rollover) approach when quantifying and evaluating the materiality of a misstatement, and provides guidance for using the dual approach. SAB 108 also provides transition guidance for correcting errors existing in prior years. SAB 108 is effective for annual financial statements covering the first fiscal year ending after November 15, 2006 (December 31, 2006 for the Company). The Company implemented SAB 108 effective December 31, 2006, and it did not have an impact on the Company's financial position, results of operations or cash flows as there were no misstatements that required evaluation under the standard.

SFAS No. 158, "Employer's Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)" ("SFAS 158")

The FASB is currently reconsidering the accounting for pensions and other postretirement benefits in a two-phase project. Phase I of this project primarily addresses the balance sheet recognition of a plan's overfunded or underfunded status. Phase II will be a comprehensive reconsideration of all elements of pension accounting, and is expected to take several years to complete once Phase I is complete. As part of Phase I, the FASB issued SFAS 158 in September 2006. Included in SFAS 158 is a requirement for an entity to recognize in its balance sheet, the overfunded or underfunded status of its defined benefit postretirement plans measured as the difference between the fair value of the plan assets and the benefit obligation. For a pension plan, this would be the projected benefit obligation; for any other postretirement plan, the benefit obligation would be the accumulated postretirement benefit obligation. SFAS 158 also eliminates the early measurement dates by requiring the pension plan obligation to be measured as of the date of the entity's balance sheet. The requirement to recognize the funded status of the pension plans is effective for publicly-held companies for fiscal years ending after December 15, 2006 (December 31, 2006 for the Company). The requirement to measure the pension obligation as of the entity's balance sheet date is effective for fiscal years ending after December 15, 2008 (December 31, 2008 for the Company). The Company implemented Phase I of SFAS 158 effective December 31, 2006. This reduced the Company's equity on an after-tax basis by approximately $88.2 million compared with measurement under prior standards. The results of operations were not affected. The adoption of SFAS 158 did not have a negative impact on compliance with the Company's debt covenants.

SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159").

In February 2007, the FASB issued SFAS 159, which permits all entities to choose to measure eligible items at fair value at specified election dates. Unrealized gains and losses on items for which the fair value option has been elected will be reported in earnings at each subsequent reporting date. The fair value option may be applied financial instrument by financial instrument (with limited exceptions), is generally irrevocable, and must be applied to the entire financial instrument. SFAS 159 is effective for fiscal years that begin after November 15, 2007 (January 1, 2008 for the Company). The Company is currently evaluating the requirements of SFAS 159, and has not yet determined the impact on the consolidated financial statements.

2. Acquisitions and Dispositions

Acquisitions

In February 2007, the Company acquired Excell Materials, Inc. ("Excell"), a Pittsburgh-based multinational company, for approximately $200 million, subject to various adjustments. Excell specializes in the reclamation and recycling of high-value content from steelmaking slag. Excell is also involved in the development of minerals technologies for commercial applications. Excell recorded 2006 sales in excess of $100 million and maintains operations at nine locations in the United States, Canada, Brazil, and South Africa.

In November 2006, the Company acquired the Santiago, Chile-based company Moldajes y Andamios TH S.A. ("MyATH"), a supplier of rental formwork, scaffolding and related services to the construction, infrastructure and building maintenance sectors. MyATH employs approximately 100 people and its annual revenues are approximately $8 million. MyATH has been included in the Hünnebeck Division of the Access Services Segment.

In November 2006, the Company acquired the conveyor services and trading arm of Technic Gum, a Belgium-based provider of conveyor belt maintenance services for the steel and cement-producing industries. Technic Gum recorded revenues of approximately $8 million in 2005 and employs approximately 50 people. Technic Gum has been included in the Mill Services Segment.

In July 2006, the Company acquired the assets of UK-based Cape PLC's Cleton industrial maintenance services ("Cleton") subsidiaries in Holland, Belgium and Germany for €8 million (approximately $10 million). Cleton posted 2005 revenues in excess of $50 million and employs close to 400 people. Cleton specializes in providing scaffolding and related insulation services for the maintenance of large-scale industrial plants, and serves some of the largest oil refinery, petrochemical, and process plant sites in the Benelux countries. Cleton has been included in the SGB Division of the Access Services Segment.

In December 2005, the Company acquired the Northern Hemisphere steel mill services operations of Brambles Industrial Services ("BISNH"), a unit of the Sydney, Australia-based Brambles Industrial Limited, for £136 million (approximately $235 million), excluding acquisition costs. BISNH has been included in the Company's Mill Services Segment. The Company did not assume debt as part of this acquisition. BISNH is a provider of on-site, outsourced mill services to the steel and metals industries, operating at 19 locations in the U.K., France, Holland and the United States. Goodwill recognized in this transaction (based on foreign exchange rates at the transaction date) was $96.3 million, of which $91.8 million is expected to be deductible for U.S. income tax purposes.

In November 2005, the Company acquired the Germany-based Hünnebeck Group GmbH (Hünnebeck) for €140 million (approximately $164 million), which included the assumption of debt but excluded acquisition costs.

Hünnebeck has been included in the Company's Access Services Segment. Hünnebeck is a provider of highly engineered formwork and scaffolding equipment with more than 60 branches and depots in 12 countries and export sales worldwide. Goodwill recognized in this transaction (based on foreign exchange rates at the transaction date) was $67.8 million, none of which is expected to be deductible for U. S. income tax purposes.

Dispositions – Assets Held for Sale and Discontinued Operations
In January 2007, the Company's Board of Directors approved the divestiture of its Gas Technologies Segment. This Segment recorded revenues and operating income of $397.7 million and $14.2 million, respectively, for 2006. The Company expects the divestiture to occur in the second half of 2007. Results of the Segment will be included in Discontinued Operations of the income statement effective with the first quarter 2007 report. The Segment's assets and liabilities will be classified as held-for-sale in the Company's first quarter 2007 balance sheet.

Throughout the past several years, management approved the sale of certain long-lived assets (primarily land and buildings) throughout the Company's operations. The major classes of assets held-for-sale included in the Consolidated Balance Sheets are as follows:

(In thousands) **As of December 31**	**2006**	**2005**
ASSETS		
Property, plant and equipment, net	**$ 3,567**	2,326
Total assets held-for-sale	**$ 3,567**	$ 2,326

3. Accounts Receivable and Inventories

At December 31, 2006 and 2005, accounts receivable of $753.2 million and $666.3 million, respectively, were net of allowances for doubtful accounts of $25.4 million and $24.4 million, respectively. Gross accounts receivable included trade accounts receivable of $737.1 million and $638.5 million at December 31, 2006 and 2005, respectively. Other receivables included insurance claim receivables of $18.9 million and $25.2 million at December 31, 2006 and 2005, respectively. The increase in accounts receivable and the allowance for doubtful accounts from December 31, 2005 related principally to increased sales, foreign currency translation and the net effect of acquisitions and divestitures discussed in Note 2, "Acquisitions and Dispositions." The provision for doubtful accounts was $9.2 million, $6.5 million and $5.0 million for 2006, 2005 and 2004, respectively.

Inventories consist of the following:

	Inventories	
(In thousands)	**2006**	**2005**
Finished goods	**$ 117,072**	$ 85,325
Work-in-process	**31,489**	43,830
Raw materials and purchased parts	**96,750**	87,251
Stores and supplies	**39,918**	34,674
Total inventories	**$ 285,229**	$ 251,080
Valued at lower of cost or market:		
Last-in, first out (LIFO) basis	**$ 138,643**	$ 137,101
First-in, first out (FIFO) basis	**28,165**	26,003
Average cost basis	**118,421**	87,976
Total inventories	**$ 285,229**	$ 251,080

The increase in inventory balances related principally to increased demand in the Access Services Segment, increased demand and the timing of purchases and shipments in the Gas Technologies Segment, and foreign currency translation.

Inventories valued on the LIFO basis at December 31, 2006 and 2005 were approximately $46.1 million and $34.1 million, respectively, less than the amounts of such inventories valued at current costs.

As a result of reducing certain inventory quantities valued on the LIFO basis, net income increased from that which would have been recorded under the FIFO basis of valuation by $0.11 million, $1.6 million and $0.02 million in 2006, 2005 and 2004, respectively.

4. Property, Plant and Equipment

Property, plant and equipment consists of the following:

(In thousands)	2006	2005
Land and improvements	**$ 41,255**	$ 39,306
Buildings and improvements	**192,575**	168,727
Machinery and equipment	**2,699,131**	2,291,294
Uncompleted construction	**52,640**	91,186
Gross property, plant and equipment	**2,985,601**	2,590,513
Less accumulated depreciation	**(1,663,134)**	(1,450,705)
Net property, plant and equipment	**$ 1,322,467**	$ 1,139,808

The increase in net property, plant and equipment from 2005 to 2006 related principally to investments in the Mill Services and Access Services Segments.

The estimated useful lives of different types of assets are generally:

Land improvements	5 to 20 years
Buildings and improvements	5 to 40 years
Machinery and equipment	3 to 20 years
Leasehold improvements	Estimated useful life of the improvement or, if shorter, the life of the lease

5. Goodwill and Other Intangible Assets

In connection with the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets," (SFAS 142) goodwill and intangible assets with indefinite useful lives are no longer amortized. Goodwill is tested for impairment at the reporting unit level on an annual basis, and between annual tests, whenever events or circumstances indicate that the carrying value of a reporting unit's goodwill may exceed its fair value. This impairment testing is a two-step process as outlined in SFAS 142. Step one is a comparison of each reporting unit's fair value to its book value. If the fair value of the reporting unit exceeds the book value, step two of the test is not required. Step two requires the allocation of fair values to assets and liabilities as if the reporting unit had just been purchased resulting in the implied fair value of goodwill. If the carrying value of the goodwill exceeds the implied fair value, a write down to the implied fair value would be required.

The Company uses a discounted cash flow model to estimate the fair value of a reporting unit in performing step one of the testing. This model requires the use of long-term planning estimates and assumptions regarding industry-specific economic conditions that are outside the control of the Company. The Company performed required annual testing for goodwill impairment as of October 1, 2006 and 2005 and all reporting units of the Company passed the step one testing thereby indicating that no goodwill impairment exists. However, there can be no assurance that future goodwill impairment tests will not result in a charge to earnings.

The following table reflects the changes in carrying amounts of goodwill by segment for the years ended December 31, 2005 and 2006:

Goodwill by Segment

(In thousands)	Mill Services Segment	Access Services Segment	Gas Technologies Segment	Engineered Products and Services ("all other") Category	Consolidated Totals
Balance as of December 31, 2004, net of accumulated amortization	$ 220,493	$ 167,802	$ 36,693	$ 8,137	$ 433,125
Goodwill acquired during year	93,268	71,068	-	-	164,336
Goodwill written off related to sale of business unit	-	(5,370)	-	-	(5,370)
Other (principally foreign currency translation)	(16,542)	(15,920)	-	-	(32,462)
Balance as of December 31, 2005, net of accumulated amortization	$ 297,219	$ 217,580	$ 36,693	$ 8,137	$ 559,629
Goodwill acquired during year	341	4,704	222	-	5,267
Changes to Goodwill (a)	3,709	(3,251)	-	-	458
Other (b)	-	(3,286)	-	-	(3,286)
Foreign currency translation	24,223	26,190	(1)	-	50,412
Balance as of December 31, 2006, net of accumulated amortization	**$ 325,492**	**$ 241,937**	**$ 36,914**	**$ 8,137**	**$ 612,480**

(a) Relate principally to opening balance sheet adjustments for the BISNH, Hünnebeck and Cleton acquisitions.
(b) Reduction of valuation allowance related to realization of a tax loss carryback.

Goodwill is net of accumulated amortization of $109.3 million and $103.0 million at December 31, 2006 and 2005, respectively.

Intangible assets totaled $88.2 million, net of accumulated amortization of $19.4 million at December 31, 2006 and $78.8 million, net of accumulated amortization of $11.8 million at December 31, 2005. The following table reflects these intangible assets by major category:

Intangible Assets

(In thousands)	December 31, 2006 Gross Carrying Amount	December 31, 2006 Accumulated Amortization	December 31, 2005 Gross Carrying Amount	December 31, 2005 Accumulated Amortization
Customer relationships	**$87,426**	**$ 7,084**	$73,224	$ 1,262
Non-compete agreements	**5,648**	**4,708**	5,036	4,402
Patents	**4,700**	**3,940**	4,426	3,587
Other	**9,800**	**3,678**	7,962	2,558
Total	**$107,574**	**$19,410**	$90,648	$11,809

The increase in intangible assets for 2006 was due principally to the acquisitions discussed in Note 2, "Acquisitions and Dispositions," and foreign currency translation. As part of these transactions, the Company acquired the following intangible assets (by major class) which are subject to amortization:

Acquired Intangible Assets

(In thousands)	Gross Carrying Amount	Residual Value	Weighted-average amortization period
Customer relationships	$ 5,863	None	10 years
Non-compete agreements	593	None	4 years
Other	1,239	None	5 years
Total	$ 7,695		

There were no research and development assets acquired and written off in 2006, 2005 or 2004.

Amortization expense for intangible assets was $6.9 million, $2.1 million and $1.8 million for the years ended December 31, 2006, 2005 and 2004, respectively. The following table shows the estimated amortization expense for the next five fiscal years based on current intangible assets.

(In thousands)	2007	2008	2009	2010	2011
Estimated amortization expense	$7,645	$7,356	$7,129	$6,820	$5,496

6. Debt and Credit Agreements

The Company has various credit facilities and commercial paper programs available for use throughout the world. The following table illustrates the amounts outstanding on credit facilities and commercial paper programs and available credit at December 31, 2006. As of December 31, 2006, the Company limited the aggregate commercial paper, syndicated credit facility and bilateral credit facility borrowings at any one time to a maximum of $600 million. Effective February 1, 2007, with the increase in the supplemental credit facility to $250 million as indicated below, this maximum was increased to $750 million to provide additional financial flexibility for growth-related investments. These credit facilities and programs are described in more detail below the table.

Summary of Credit Facilities and Commercial Paper Programs

	As of December 31, 2006		
(In thousands)	Facility Limit	Outstanding Balance	Available Credit
U.S. commercial paper program	$ 550,000 (a)	$ 263,371	$ 286,629
Euro commercial paper program	264,020	207,207	56,813
Revolving credit facility (b)	450,000	-	450,000
Supplemental credit facility (b) (c)	100,000	-	100,000
Bilateral credit facility (d)	50,000	-	50,000
Totals at December 31, 2006	**$ 1,414,020**	**$ 470,578**	**$ 943,442 (e)**

(a) In June 2006, the Company increased the maximum amount of its U.S. commercial paper program from $400 million to $550 million.
(b) U.S.-based program
(c) This facility was increased to $250 million effective February 1, 2007.
(d) International-based program
(e) Although the Company has significant available credit, as of December 31, 2006, it was the Company's policy to limit aggregate commercial paper and credit facility borrowings at any one time to a maximum of $600 million. Effective February 1, 2007, this maximum was increased to $750 million.

The Company has a U.S. commercial paper borrowing program under which it can issue up to $550 million of short-term notes in the U.S. commercial paper market. In addition, the Company has a 200 million euro commercial paper program, equivalent to approximately $264 million at December 31, 2006, which is used to fund the Company's international operations. Commercial paper interest rates, which are based on market conditions, have been lower than comparable rates available under the credit facilities. At December 31, 2006 and 2005, the Company had $263.4 million and $351.3 million of U.S. commercial paper outstanding, respectively, and $207.2 million and $127.4 million outstanding, respectively, under its European-based commercial paper program. Commercial paper is classified as long-term debt when the Company has the ability and intent to refinance it on a long-term basis through existing long-term credit facilities. At December 31, 2006 and 2005, the Company classified $161.5 million and $88.7 million of commercial paper as short-term debt, respectively. The remaining $309.1 million and $390.1 million in commercial paper at December 31, 2006 and 2005, respectively, was classified as long-term debt.

The Company has a revolving credit facility in the amount of $450 million, through a syndicate of 16 banks, which matures in November 2010. This facility serves as back-up to the Company's commercial paper programs. Interest rates on the facility are based upon the London Interbank Offered Rate (LIBOR) plus a margin. The Company pays a facility fee (.08% per annum as of December 31, 2006) that varies based upon its credit ratings. At December 31, 2006 and 2005, there were no borrowings outstanding on this credit facility.

On December 22, 2006, the Company renewed its supplemental 364-day credit facility in the amount of $100 million, through two banks, which now matures in December 2007. On February 1, 2007, the Company increased its supplemental 364-day credit facility to $250 million. This facility also serves as back-up to the Company's commercial paper programs. Interest rates on the facility are based upon either the announced Citicorp lending rate, the Federal Funds Effective Rate plus a margin or LIBOR plus a margin. The Company pays a facility fee (.08% per annum as of December 31, 2006) that varies based upon its credit ratings. As of December 31, 2006 and 2005, there were no borrowings outstanding on this credit facility.

The bilateral credit facility was renewed in December 2006 for an additional one year. The facility serves as back-up to the Company's commercial paper programs and also provides available financing for the Company's European operations. Borrowings under this facility, which expires in December 2007, are available in most major currencies with active markets at interest rates based upon LIBOR plus a margin. Borrowings outstanding at expiration may be repaid over the succeeding 12 months. As of December 31, 2006 and 2005, there were no borrowings outstanding on this facility.

Short-term debt amounted to $185.1 million and $98.0 million (of which $161.5 million and $88.7 million was commercial paper) at December 31, 2006 and 2005, respectively. Other than the commercial paper borrowings, short-term debt was principally bank overdrafts. The weighted-average interest rate for short-term borrowings at December 31, 2006 and 2005 was 4.8% and 4.0%, respectively.

Long-term debt consists of the following:

(In thousands)	Long-term Debt 2006	2005
7.25% British pound sterling-denominated notes due October 27, 2010	**$ 388,763**	$ 341,063
5.125% notes due September 15, 2013	**148,978**	148,856
Commercial paper borrowings, with a weighted average interest rate of 4.7% and 3.9% as of December 31, 2006 and 2005, respectively	**309,109**	390,074
Faber Prest loan notes due October 31, 2008 with interest based on sterling LIBOR minus .75% (4.5% and 3.9% at December 31, 2006 and 2005, respectively)	**5,494**	6,731
Industrial development bonds, payable in varying amounts from 2010 to 2011 with a weighted average interest rate of 4.1% and 3.7% as of December 31, 2006 and 2005, respectively	**6,500**	6,500
Other financing payable in varying amounts to 2011 with a weighted average interest rate of 5.9% and 5.5% as of December 31, 2006 and 2005, respectively	**19,103**	18,701
	877,947	911,925
Less: current maturities	**(13,130)**	(6,066)
	$ 864,817	$ 905,859

The Company's credit facilities and certain notes payable agreements contain covenants requiring a minimum net worth of $475 million and a maximum debt to capital ratio of 60%. Additionally, the Company's 7.25% British pound sterling-denominated notes due October 27, 2010 include a covenant that permits the note holders to redeem their notes, at par, in the event of a change of control of the Company. At December 31, 2006, the Company was in compliance with these covenants.

The maturities of long-term debt for the four years following December 31, 2007 are as follows:

(In thousands)	
2008	$ 8,702
2009	1,333
2010	700,831
2011	4,974

Cash payments for interest on all debt from continuing operations were $59.7 million, $42.2 million and $40.2 million in 2006, 2005 and 2004, respectively.

7. Leases

The Company leases certain property and equipment under noncancelable operating leases. Rental expense (for both continuing and discontinued operations) under such operating leases was $72.2 million, $52.1 million and $49.4 million in 2006, 2005 and 2004, respectively.

Future minimum payments under operating leases with noncancelable terms are as follows:

(In thousands)	
2007	$ 50,409
2008	37,402
2009	35,509
2010	17,702
2011	12,729
After 2011	30,793

Total minimum rentals to be received in the future under non-cancelable subleases as of December 31, 2006 are $18.9 million.

8. Employee Benefit Plans

Pension Benefits

In September 2006, the FASB issued *SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans"* ("SFAS 158"). The Company adopted the recognition provisions of SFAS 158 effective December 31, 2006. The impact of adopting SFAS 158 has been reflected in the consolidated financial statements as of December 31, 2006 and the incremental effect of applying SFAS 158 is disclosed below.

The Company has pension and profit sharing retirement plans covering a substantial number of its employees. The defined benefits for salaried employees generally are based on years of service and the employee's level of compensation during specified periods of employment. Plans covering hourly employees generally provide benefits of stated amounts for each year of service. The multi-employer plans in which the Company participates provide benefits to certain unionized employees. The Company's funding policy for qualified plans is consistent with statutory regulations and customarily equals the amount deducted for income tax purposes. The Company also makes periodic voluntary contributions as recommended by its pension committee. The Company's policy is to amortize prior service costs of defined benefit pension plans over the average future service period of active plan participants. The Company uses an October 31 measurement date for its United States defined benefit pension plans and recently acquired international plans. A September 30 measurement date is used for other international defined benefit pension plans.

For a majority of the U.S. defined benefit pension plans and certain international defined benefit pension plans, accrued service is no longer granted for periods after December 31, 2003. In place of these plans, the Company has established, effective January 1, 2004, defined contribution pension plans providing for the Company to contribute a specified matching amount for participating employees' contributions to the plan. Domestically, this match is made on employee contributions up to four percent of their eligible compensation. Additionally, the Company may provide a discretionary contribution of up to two percent of compensation for eligible employees. The two percent discretionary contribution was recorded for the last three years, 2006, 2005 and 2004, and paid in February of the subsequent year. Internationally, this match is up to six percent of eligible compensation with an additional two percent going towards insurance and administrative costs. The Company believes the defined contribution plans will provide a more predictable and less volatile pension expense than exists under the defined benefit plans.

(In thousands)	U.S. Plans			International Plans		
	2006	**2005**	**2004**	**2006**	**2005**	**2004**
Pension Expense (Income)						
Defined benefit plans:						
Service cost	**$ 3,685**	$ 3,380	$ 2,610	**$ 9,168**	$ 8,195	$ 9,561
Interest cost	**14,919**	13,914	13,592	**43,506**	40,475	37,876
Expected return on plan assets	**(19,942)**	(19,112)	(17,960)	**(52,081)**	(44,796)	(39,765)
Recognized prior service costs	**742**	767	754	**1,446**	1,208	1,245
Recognized losses	**2,949**	3,617	2,982	**12,882**	12,247	13,431
Amortization of transition (asset) liability	**(361)**	(1,455)	(1,466)	**36**	117	(567)
Settlement/Curtailment loss (gain)	**78**	(3)	131	**(51)**	50	-
Defined benefit plans pension expense	**2,070**	1,108	643	**14,906**	17,496	21,781
Multi-employer plans	**10,560**	8,156	7,674	**8,662**	5,579	5,395
Defined contribution plans	**8,846**	7,522	6,197	**6,531**	5,901	5,722
Pension expense	**$ 21,476**	$ 16,786	$ 14,514	**$ 30,099**	$ 28,976	$ 32,898

The change in the financial status of the pension plans and amounts recognized in the Consolidated Balance Sheets at December 31, 2006 and 2005 are as follows:

Defined Benefit Pension Benefits	**U. S. Plans**		**International Plans**	
(In thousands)	**2006**	**2005**	**2006**	**2005**
Change in benefit obligation:				
Benefit obligation at beginning of year	**$ 255,629**	$ 243,568	**$ 798,334**	$ 746,573
Service cost	**3,686**	3,380	**9,102**	8,195
Interest cost	**14,919**	13,914	**43,424**	40,475
Plan participants' contributions	**-**	-	**2,393**	1,866
Amendments	**1,159**	711	**(2,932)**	-
Actuarial loss	**3,717**	5,300	**57,593**	86,447
Settlements/curtailments	**-**	-	**(994)**	(541)
Benefits paid	**(12,669)**	(11,244)	**(37,639)**	(28,602)
Obligations of added plans	**-**	-	**4,204**	20,695
Effect of foreign currency	**-**	-	**108,133**	(76,774)
Benefit obligation at end of year	**$ 266,441**	$ 255,629	**$ 981,618**	$ 798,334
Change in plan assets:				
Fair value of plan assets at beginning of year	**$ 246,680**	$ 223,108	**$ 670,149**	$ 617,097
Actual return on plan assets	**35,685**	26,377	**72,112**	104,295
Employer contributions	**2,203**	8,439	**34,992**	40,367
Plan participants' contributions	**-**	-	**2,393**	1,868
Benefits paid	**(12,669)**	(11,244)	**(36,725)**	(28,225)
Plan assets of added plans	**-**	-	**3,012**	10,292
Effect of foreign currency	**-**	-	**83,994**	(75,545)
Fair value of plan assets at end of year	**$ 271,899**	$ 246,680	**$ 829,927**	$ 670,149
Funded status:				
Funded status at end of year	**$ 5,458**	$ (8,949)	**$(151,691)**	$(128,185)
Unrecognized net loss	**-**	54,593	**-**	229,454
Unrecognized transition (asset) obligation	**-**	(361)	**-**	332
Unrecognized prior service cost	**-**	3,802	**-**	9,643
Net amount recognized	**$ 5,458**	$ 49,085	**$(151,691)**	$ 111,244

Defined Benefit Pension Benefits	**U. S. Plans**		**International Plans**	
(In thousands)	**2006**	**2005**	**2006**	**2005**
Amounts recognized in the Consolidated Balance Sheets consist of the following:				
Noncurrent assets	**$ 36,966**	$ 64,580	**$ 5,840**	$ 9,537
Current liabilities	**(1,135)**	(958)	**(1,090)**	(19,207)
Noncurrent liabilities	**(30,373)**	(30,458)	**(156,441)**	(66,418)
Accumulated other comprehensive loss before tax	**43,650**	15,921	**295,102**	187,332

Amounts recognized in accumulated other comprehensive loss consist of the following:

(In thousands)	U. S. Plans 2006	International Plans 2006
Net actuarial loss	$ 39,620	$ 288,216
Prior service cost	4,030	6,512
Transition obligation	-	374
Total	$ 43,650	$ 295,102

The estimated amounts that will be amortized from accumulated other comprehensive loss into defined benefit pension expense in 2007 are as follows:

(In thousands)	U. S. Plans	International Plans
Net actuarial loss	$ 1,531	$ 15,057
Prior service cost	827	907
Transition obligation	-	29
Total	$ 2,358	$ 15,993

Incremental Effect on Consolidated Balance Sheet of Adopting SFAS 158 for Pension Plans
December 31, 2006
(In thousands)

	Balance Sheet Before Adopting SFAS 158 (a)	Adjustments to Adopt SFAS 158	Balance Sheet After Adopting SFAS 158 (a)
Assets:			
Other assets	$ 164,571	$ (92,881)	$ 71,690
Liabilities:			
Other current liabilities	$ 210,061	$ 1,716	$ 211,777
Retirement plan liabilities	186,014	3,443	189,457
Deferred income tax liabilities	113,425	(9,833)	103,592
Stockholders' Equity:			
Accumulated other comprehensive loss	$ (81,127)	$ (88,207)	$ (169,334)

(a) Balances represent major captions as presented on the Consolidated Balance Sheet.

The Company's best estimate of expected contributions to be paid in year 2007 for the U.S. defined benefit plans is $2.4 million and for the international defined benefit plans is $23.2 million.

On August 17, 2006, the Pension Protection Act of 2006 (the "Act") was signed into law. Key provisions of the Act include a requirement to fully fund U.S. defined benefit pension plans within seven years and an increase in the annual income tax deduction limit applicable to pension plans. The Company is currently evaluating the impact of the Act on its cash flows; however, it is not expected to materially impact the Company's cash flows for any given period.

Contributions to multi-employer pension plans were $18.3 million, $13.6 million and $15.2 million in years 2006, 2005 and 2004, respectively. For defined contribution plans, payments were $13.7 million, $12.9 million and $9.7 million for years 2006, 2005 and 2004, respectively.

Future Benefit Payments

The expected benefit payments for defined benefit plans over the next ten years are as follows:

(In millions)	U.S. Plans	International Plans
2007	$ 12.3	$ 38.6
2008	12.4	39.5
2009	13.9	41.9
2010	14.7	42.4
2011	15.8	44.6
2012 - 2016	92.5	239.8

Net Periodic Pension Expense Assumptions

The weighted-average actuarial assumptions used to determine the net periodic pension expense for the years ended December 31 were as follows:

	Global Weighted Average December 31		
	2006	2005	2004
Discount rates	**5.3%**	5.7%	5.9%
Expected long-term rates of return on plan assets	**7.6%**	7.8%	7.9%
Rates of compensation increase	**3.4%**	3.4%	3.5%

	U. S. Plans December 31			International Plans December 31		
	2006	2005	2004	**2006**	2005	2004
Discount rates	**5.87%**	5.75%	6.25%	**5.2%**	5.7%	5.7%
Expected long-term rates of return on plan assets	**8.25%**	8.75%	8.75%	**7.4%**	7.5%	7.5%
Rates of compensation increase	**4.36%**	4.0%	4.0%	**3.2%**	3.3%	3.4%

The expected long-term rates of return on plan assets for the 2007 pension expense are 8.25% for the U.S. plans and 7.3% for the international plans.

Defined Benefit Pension Obligation Assumptions

The weighted-average actuarial assumptions used to determine the defined benefit pension plan obligations at December 31 were as follows:

	Global Weighted Average December 31		
	2006	2005	2004
Discount rates	**5.3%**	5.3%	5.7%
Rates of compensation increase	**3.3%**	3.4%	3.5%

	U. S. Plans December 31			International Plans December 31		
	2006	2005	2004	**2006**	2005	2004
Discount rates	**5.87%**	5.87%	5.75%	**5.1%**	5.2%	5.7%
Rates of compensation increase	**4.5%**	4.36%	4.0%	**3.2%**	3.2%	3.3%

The U.S. discount rate was determined using a yield curve that was produced from a universe containing over 500 U.S.-issued, AA-graded corporate bonds, all of which were noncallable (or callable with make-whole provisions), and excluding the 10% of the bonds with the highest yields and the 10% with the lowest yields. The discount rate was then developed as the level-equivalent rate that would produce the same present value as that using spot rates to discount the projected benefit payments. For international plans, the discount rate is aligned to Corporate bond yields in the local markets, normally AA-rated Corporations. The process and selection seeks to approximate the cash outflows with the timing and amounts of the expected benefit payments. As of the September 30, 2006 measurement date, these rates have declined by 10 basis points from the prior year.

Accumulated Benefit Obligations

The accumulated benefit obligation for all defined benefit pension plans at December 31 was as follows:

(In millions)	U.S. Plans	International Plans
2006	**$252.1**	**$880.2**
2005	244.4	744.7

Plans with Accumulated Benefit Obligation in Excess of Plan Assets

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets at December 31 were as follows:

	U. S. Plans		International Plans	
(In millions)	2006	2005	2006	2005
Projected benefit obligation	**$70.3**	$76.8	**$945.6**	$778.2
Accumulated benefit obligation	**66.1**	74.2	**850.3**	730.1
Fair value of plan assets	**39.0**	44.9	**787.3**	644.8

The asset allocations attributable to the Company's U.S. defined benefit pension plans at October 31, 2006 and 2005 and the target allocation of plan assets for 2007, by asset category, are as follows:

U.S. Plans	Target 2007	Percentage of Plan Assets at October 31	
Asset Category	Allocation	2006	2005
Domestic Equity Securities	45% - 55%	**54.2%**	51.9%
Fixed Income Securities	27% - 37%	**27.5%**	29.0%
International Equity Securities	4.5% - 14.5%	**12.3%**	10.7%
Cash & Cash Equivalents	0% - 5%	**1.6%**	4.1%
Other	2.5% - 12.5%	**4.4%**	4.3%

Plan assets are allocated among various categories of equities, fixed income, cash and cash equivalents with professional investment managers whose performance is actively monitored. The primary investment objective is long-term growth of assets in order to meet present and future benefit obligations. The Company periodically conducts an asset/liability modeling study to ensure the investment strategy is aligned with the profile of benefit obligations.

The Company reviews the long-term expected return-on-asset assumption on a periodic basis taking into account a variety of factors including the historical investment returns achieved over a long-term period, the targeted allocation of plan assets and future expectations based on a model of asset returns for an actively managed portfolio, inflation and administrative/other expenses. The model simulates 500 different capital market results over 15 years. For 2007, the expected return-on-asset assumption for U.S. plans is 8.25%, consistent with the expected return-on-asset assumption for 2006.

The U.S. defined benefit pension plans assets include 382,640 shares of the Company's stock valued at $31.3 million and $24.4 million on October 31, 2006 and 2005, respectively, representing 11.5% and 9.9%, respectively, of total plan assets. As part of a rebalancing of the pension fund to further diversify the plan assets, approximately one-half of the pension fund's holdings in the Company's stock were sold in the second quarter of 2004. As of December 31, 2006, the Company's stock represented 10.3% of total plan assets. The Company is considering a further rebalancing of the Company's stock in the pension fund during 2007. Dividends paid to the pension plans on the Company stock amounted to $0.5 million in 2006 and $0.4 million in 2005.

The asset allocations attributable to the Company's international defined benefit pension plans at September 30, 2006 and 2005 and the target allocation of plan assets for 2007, by asset category, are as follows:

International Plans	Target 2007	Percentage of Plan Assets at September 30	
Asset Category	Allocation	2006	2005
Equity Securities	50.0 %	**54.1%**	57.1%
Fixed Income Securities	40.0 %	**39.9%**	40.8%
Cash & Cash Equivalents	5.0%	**2.6%**	1.0%
Other	5.0%	**3.4%**	1.1%

Plan assets as of September 30, 2006, in the United Kingdom (U.K.) defined benefit pension plan amounted to 90% of the international pension assets. These assets were divided into portfolios representing various categories of equities, fixed income, cash and cash equivalents managed by a number of professional investment managers.

The primary investment objective is long-term growth of assets in order to meet present and future benefit obligations. The Company periodically conducts asset/liability modeling studies to ensure the investment strategies are aligned with the profile of benefit obligations. For the international long-term rate-of-return assumption, the Company considered the current level of expected returns in risk-free investments (primarily government bonds), the historical level of the risk premium associated with other asset classes in which the portfolio is invested and the expectations for future returns of each asset class and plan expenses. The expected return for each asset class was then weighted based on the target asset allocation to develop the expected long-term rate-of-return on assets. The Company's expected rate-of-return assumption for the U.K. plan was 7.50% for both 2007 and 2006. The remaining international pension plans with assets representing 10% of the international pension assets are under the guidance of professional investment managers and have similar investment objectives.

Postretirement Benefits

The Company has postretirement health care benefits for a limited number of employees mainly under plans related to acquired companies and postretirement life insurance benefits for certain hourly employees. The costs of health care and life insurance benefits are accrued for current and future retirees and are recognized as determined under the projected unit credit actuarial method. Under this method, the Company's obligation for postretirement benefits is to be fully accrued by the date employees attain full eligibility for such benefits. The Company's postretirement health care and life insurance plans are unfunded. The Company uses an October 31 measurement date for its postretirement benefit plans.

(In thousands)	2006	2005	2004
Postretirement Benefits Expense (Income)			
Service cost	**$ 5**	$ 7	$ 11
Interest cost	**186**	200	342
Recognized prior service costs	**3**	7	32
Recognized (gains) or losses	**(38)**	(37)	39
Curtailment gains	**(20)**	(318)	(2,236)
Postretirement benefit expense/(income)	**$ 136**	$ (141)	$ (1,812)

The curtailment gains of $0.3 million for 2005 and $2.2 million for 2004 were due to the termination of certain retiree health care plans.

Effective October 31, 2004, the Company adopted the provisions of Financial Accounting Standards Board Staff Position No. 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003" ("FSP FAS 106-2"). Adoption of FSP FAS 106-2 reduced the Company's accumulated postretirement benefit obligation by $0.3 million as of December 31, 2004. This amount was treated as an unrecognized actuarial gain. The Company deferred re-measurement of its postretirement health care benefit obligation until its measurement date, so there was no effect on 2004 reported expense. The expense for 2006 and 2005 decreased by $29 thousand and $36 thousand, respectively, after reflecting the value of the federal subsidy.

The changes in the postretirement benefit liability recorded in the Consolidated Balance Sheets are as follows:

Postretirement Benefits (In thousands)	**2006**	**2005**
Change in benefit obligation:		
Benefit obligation at beginning of year	**$ 3,321**	$ 4,187
Service cost	**5**	7
Interest cost	**186**	200
Actuarial gain	**(23)**	(117)
Plan participants' contributions	**13**	25
Benefits paid	**(289)**	(311)
Curtailment	**(20)**	(670)
Benefit obligation at end of year	**$ 3,193**	$ 3,321
Amounts recognized in the statement of financial position consist of the following:		
Current liability	**$ (332)**	$ -
Noncurrent liability	**(2,861)**	(3,560)
Net amount recognized	**$ (3,193)**	$ (3,560)

Postretirement Benefits (In thousands)	**2006**
Amounts recognized in accumulated other comprehensive income consist of the following:	
Net actuarial gain	**$ (241)**
Prior service cost	**14**
Net amount recognized (before tax adjustment)	**$ (227)**
The estimated amounts that will be amortized from accumulated other comprehensive income into net periodic benefit cost in 2007 are as follows:	
Actuarial gain	**$ (127)**
Prior service cost	**3**
Total	**$ (124)**

The actuarial assumptions used to determine the postretirement benefit obligation are as follows:

(Dollars in thousands)	**2006**	**2005**	**2004**
Assumed discount rate	**5.87%**	5.87%	5.75%
Health care cost trend rate	**9.00%**	10.00%	10.00%
Decreasing to ultimate rate	**5.00%**	5.00%	5.00%
Effect of one percent increase in health care cost trend rate:			
On total service and interest cost components	**$ 10**	$ 10	$ 15
On postretirement benefit obligation	**$ 144**	$ 166	$ 239
Effect of one percent decrease in health care cost trend rate:			
On total service and interest cost components	**$ (9)**	$ (9)	$ (13)
On postretirement benefit obligation	**$ (130)**	$ (149)	$ (212)

It is anticipated that the health care cost trend rate will decrease from 9% in 2007 to 5.0% in the year 2011.

The assumed discount rates to determine the postretirement benefit expense for the years 2006, 2005 and 2004 were 5.87%, 5.75% and 6.25%, respectively.

The Company's expected benefit payments over the next ten years are as follows:

(In thousands)	Benefits Payments Before Subsidy	Expected Subsidy Under Medicare Modernization Act
2007	$ 332	$ 28
2008	331	29
2009	332	29
2010	330	30
2011	324	29
2012 - 2016	1,476	132

Savings Plan

Prior to January 1, 2004, the Company had a 401(k) Savings Plan ("the Savings Plan") which covered substantially all U.S. employees with the exception of employees represented by a collective bargaining agreement, unless the agreement expressly provides otherwise. Effective January 1, 2004, certain U.S. employees previously covered by the Savings Plan were transferred into the Harsco Retirement Savings and Investment Plan ("HRSIP") which is a defined contribution pension plan. The transferred employees were those whose credited years of service under the qualified Defined Benefit Pension Plan were frozen as of December 31, 2003. Employees whose credited service was not frozen as of December 31, 2003 remained in the Savings Plan. The expenses related to the HRSIP are included in the defined contribution pension plans disclosure in the Pension Benefits section of this footnote.

Employee contributions to the Savings Plan are generally determined as a percentage of covered employees' compensation. The expense for contributions to the Savings Plan by the Company was $0.9 million, $0.9 million and $0.4 million for 2006, 2005 and 2004, respectively.

Employee directed investments in the Savings Plan and HRSIP include the following amounts of Company stock:

	Company Shares in Plans					
	December 31, 2006		December 31, 2005		December 31, 2004	
(Dollars in millions)	Number of Shares	Fair Market Value	Number of Shares	Fair Market Value	Number of Shares	Fair Market Value
Savings Plan	**857,149**	**$ 65.2**	929,537	$ 62.8	1,017,241	$ 56.7
HRSIP	**909,237**	**69.2**	921,258	62.2	954,442	53.2

Executive Incentive Compensation Plan

The amended 1995 Executive Incentive Compensation Plan provides the basis for determination of annual incentive compensation awards under a performance-based Economic Value Added (EVA®) plan. Actual cash awards are usually paid in January or February of the following year. The Company accrues amounts reflecting the estimated value of incentive compensation anticipated to be earned for the year. Total executive incentive compensation expense was $7.7 million, $6.1 million and $4.5 million in 2006, 2005 and 2004, respectively. The 2006 and 2005 expenses included performance-based restricted stock units ("RSUs") that were granted to certain officers and key employees of the Company. There were no RSUs granted to officers or employees in 2004. See Note 12, "Stock-Based Compensation," for additional information on the equity component of executive compensation.

9. Income Taxes

Income before income taxes and minority interest for both continuing and discontinued operations in the Consolidated Statements of Income consists of the following:

(In thousands)	2006	2005	2004
United States	**$ 76,468**	$ 74,013	$ 57,566
International	**225,246**	156,107	125,619
Total income before income taxes and minority interest	**$ 301,714**	$ 230,120	$ 183,185
Income tax expense/(benefit):			
Currently payable:			
Federal	**$ 39,329**	$ 24,260	$ (2,788)
State	**2,468**	637	(281)
International	**54,325**	34,381	31,471
Total income taxes currently payable	**96,122**	59,278	28,402
Deferred federal and state	**(1,328)**	4,550	17,110
Deferred international	**2,662**	887	7,797
Total income tax expense	**$ 97,456**	$ 64,715	$ 53,309
Continuing Operations	**$ 97,523**	$ 64,771	$ 49,034
Discontinued Operations	**(67)**	(56)	4,275
Total income tax expense	**$ 97,456**	$ 64,715	$ 53,309

Cash payments for income taxes were $98.9 million, $52.2 million and $26.2 million, for 2006, 2005 and 2004, respectively.

The following is a reconciliation of the normal expected statutory U.S. federal income tax rate to the effective rate as a percentage of Income before income taxes and minority interest for both continuing and discontinued operations as reported in the Consolidated Statements of Income:

	2006	2005	2004
U.S. federal income tax rate	**35.0%**	35.0%	35.0%
State income taxes, net of federal income tax benefit	**0.7**	0.7	1.0
Export sales corporation benefit/domestic manufacturing deduction	**(0.4)**	(0.6)	(0.6)
Deductible 401(k) dividends	**(0.3)**	(0.4)	(0.4)
Difference in effective tax rates on international earnings and remittances	**(2.8)**	(5.4)	(1.7)
Settlement of tax contingencies	**(0.3)**	(0.9)	(3.3)
Other, net	**0.4**	(0.3)	(0.9)
Effective income tax rate	**32.3%**	28.1%	29.1%

The difference in effective tax rates on international earnings and remittances from 2005 to 2006 includes a one-time benefit recorded in the fourth quarter of 2005 of $2.7 million associated with funds repatriated under the American Jobs Creation Act of 2004 ("AJCA"). Additionally, during the fourth quarter of 2005, consistent with the Company's strategic plan of investing for growth, the Company designated certain international earnings as permanently reinvested which resulted in a one-time income tax benefit of $3.6 million.

The tax effects of the primary temporary differences giving rise to the Company's deferred tax assets and liabilities for the years ended December 31, 2006 and 2005 are as follows:

(In thousands)	2006		2005	
Deferred income taxes	**Asset**	**Liability**	**Asset**	**Liability**
Depreciation	**$ -**	**$ 146,301**	$ -	$ 143,802
Expense accruals	**29,853**	**-**	23,951	-
Inventories	**5,646**	**-**	3,510	-
Provision for receivables	**3,060**	**-**	1,578	-
Postretirement benefits	**-**	**79**	1,340	-
Deferred revenue	**-**	**1,736**	-	4,941
Operating loss carryforwards	**18,421**	**-**	22,340	-
Deferred foreign tax credits	**7,681**	**-**	8,708	-
Pensions	**49,608**	**3,512**	26,764	17,129
Currency translation adjustment	**-**	**3,258**	2,846	-
Other	**-**	**8,741**	4,615	428
Subtotal	**114,269**	**163,627**	95,652	166,300
Valuation allowance	**(13,892)**	**-**	(21,682)	-
Total deferred income taxes	**$ 100,377**	**$ 163,627**	$ 73,970	$ 166,300

The deferred tax asset and liability balances are included in the following Consolidated Balance Sheets line items:

Deferred income taxes	December 31	
(In thousands)	**2006**	**2005**
Other current assets	**$ 33,226**	$ 29,756
Other assets	**11,710**	5,203
Other current liabilities	**4,594**	3,955
Deferred income taxes	**103,592**	123,334

At December 31, 2006, the tax effected amount of net operating loss carryforwards ("NOLs") totaled $18.4 million. Of that amount, $8.6 million is attributable to international operations and can be carried forward indefinitely. Tax effected U.S. federal NOLs are $1.2 million and expire in 2018. Tax effected U.S. state NOLs are $8.6 million. Of that amount, $0.9 million expire in 2007-2013, $0.7 million expire in 2014-2021, and $7.0 million expire in 2026. Included in the above-mentioned total are $1.2 million of preacquisition NOLs.

The valuation allowance of $13.9 million and $21.7 million at December 31, 2006 and 2005, respectively, related principally to NOLs which are uncertain as to realizability. To the extent that the preacquisition NOLs are utilized in the future and the associated valuation allowance reduced, the tax benefit will be allocated to reduce goodwill.

The change in the valuation allowances for 2006 and 2005 results primarily from the utilization of NOLs, the release of valuation allowances in certain jurisdictions based on the Company's revaluation of the realizability of future benefits and the increase in valuation allowances in certain jurisdictions based on the Company's revaluation of the realizability of future benefits.

The Company has not provided U.S. income taxes on certain of its non-U.S. subsidiaries' undistributed earnings as such amounts are permanently reinvested outside the U.S. At December 31, 2006 and 2005, such earnings were approximately $425 million and $295 million, respectively. If these earnings were repatriated at December 31, 2006, the one time tax cost associated with the repatriation would be approximately $48 million. The Company has various tax holidays in Europe, the Middle East and Asia that expire between 2005 and 2010. During 2006, 2005 and 2004, these tax holidays resulted in approximately $3.6 million, $2.4 million and $4.2 million, respectively, in reduced income tax expense.

On October 22, 2004, the AJCA was signed into law. The AJCA included a deduction of 85% for certain international earnings that are repatriated, as defined in the AJCA, to the U.S. The Company completed its evaluation of the repatriation provisions of the AJCA and repatriated qualified earnings of approximately $24 million in the fourth quarter of 2005. This resulted in the Company receiving a one-time income tax benefit of approximately $2.7 million during the fourth quarter of 2005.

10. Commitments and Contingencies

Environmental

The Company is involved in a number of environmental remediation investigations and clean-ups and, along with other companies, has been identified as a "potentially responsible party" for certain waste disposal sites. While each of these matters is subject to various uncertainties, it is probable that the Company will agree to make payments toward funding certain of these activities and it is possible that some of these matters will be decided unfavorably to the Company. The Company has evaluated its potential liability, and its financial exposure is dependent upon such factors as the continuing evolution of environmental laws and regulatory requirements, the availability and application of technology, the allocation of cost among potentially responsible parties, the years of remedial activity required and the remediation methods selected. The Consolidated Balance Sheets at December 31, 2006 and 2005 include accruals of $3.8 million and $2.8 million, respectively, for environmental matters. The amounts charged against pre-tax income related to environmental matters totaled $2.2 million, $1.5 million and $2.1 million in 2006, 2005 and 2004, respectively.

The liability for future remediation costs is evaluated on a quarterly basis. Actual costs to be incurred at identified sites in future periods may vary from the estimates, given inherent uncertainties in evaluating environmental exposures. The Company does not expect that any sum it may have to pay in connection with environmental matters in excess of the amounts recorded or disclosed above would have a material adverse effect on its financial position, results of operations or cash flows.

Royalty Expense Dispute

The Company is involved in a royalty expense dispute with the Canada Revenue Agency ("CRA"). The CRA is proposing to disallow certain royalty expense deductions claimed by the Company's Canadian subsidiary on its 1994-1998 tax returns. As of December 31, 2006, the maximum assessment from the CRA for the period 1994-1998 is approximately $10.4 million including tax and interest. The Ontario Ministry of Finance ("Ontario") is also proposing to disallow these same deductions for the period 1994-1998. As of December 31, 2006, the maximum assessment from Ontario is approximately $3.3 million, including tax and interest. The Company has filed administrative appeals and will vigorously contest these disallowances.

The Company currently anticipates that, ultimately, it may have liability for some portion of the assessment in this royalty expense dispute. However, the Company intends to utilize competent authority proceedings in the U.S. to recover a portion of any required tax payment amount. The Company believes that any amount not recovered through these proceedings has been fully reserved as of December 31, 2006 and, therefore will not have a material adverse effect on the Company's future results of operations or financial condition. In accordance with Canadian tax law, the Company made a payment to the CRA in the fourth quarter of 2005 of $5.0 million. Additionally, the Company made a payment to the Ontario Ministry of Finance in the first quarter of 2006 for the entire disputed amount. These payments were made for tax compliance purposes and to reduce potential interest expense on the disputed amount. These payments in no way reflect the Company's acknowledgement as to the validity of the assessed amounts.

Derailment

One of the Company's production rail grinders derailed near Baxter, California on November 9, 2006, resulting in two crew member fatalities and the near total loss of the rail grinder. Government and private investigations into the cause of the derailment are on-going. Most of the clean-up and salvage efforts are completed, although work on environmental remediation is on-going. Estimated environmental remediation expenses have been recognized as of December 31, 2006. All remaining Company rail grinders have been inspected by the Federal Railroad Administration ("FRA") and each grinder is fully operational and in compliance with legal requirements. The Company has also conducted its own inspections to ensure that its grinders are safe and in compliance with contractual commitments. The Company believes that the insurance proceeds from the loss of the rail grinder will offset the majority of incurred expenses, which have been recognized as of December 31, 2006. Therefore, the Company does not believe that the derailment will have a material adverse effect on its financial position, results of operations or cash flows.

Other

The Company has been named as one of many defendants (approximately 90 or more in most cases) in legal actions alleging personal injury from exposure to airborne asbestos over the past several decades. In their suits, the plaintiffs have named as defendants, among others, many manufacturers, distributors and installers of numerous types of equipment or products that allegedly contained asbestos.

The Company believes that the claims against it are without merit. The Company has never been a producer, manufacturer or processor of asbestos fibers. Any component within a Company product which may have contained asbestos would have been purchased from a supplier. Based on scientific and medical evidence, the Company believes that any asbestos exposure arising from normal use of any Company product never presented any harmful levels of airborne asbestos exposure, and moreover, the type of asbestos contained in any component that was used in those products was protectively encapsulated in other materials and is not associated with the types of injuries alleged in the pending suits. Finally, in most of the depositions taken of plaintiffs to date in the litigation against the Company, plaintiffs have failed to specifically identify any Company products as the source of their asbestos exposure.

The majority of the asbestos complaints pending against the Company have been filed in New York. Almost all of the New York complaints contain a standard claim for damages of $20 million or $25 million against the approximately 90 defendants, regardless of the individual plaintiff's alleged medical condition, and without specifically identifying any Company product as the source of plaintiff's asbestos exposure.

As of December 31, 2006, there are 26,440 pending asbestos personal injury claims filed against the Company. Of these cases, 26,111 were pending in the New York Supreme Court for New York County in New York State. The other claims, totaling 329, are filed in various counties in a number of state courts, and in certain Federal District Courts (including New York), and those complaints generally assert lesser amounts of damages than the New York State court cases or do not state any amount claimed.

As of December 31, 2006, the Company has obtained dismissal by stipulation, or summary judgment prior to trial, in 16,953 cases.

In view of the persistence of asbestos litigation nationwide, which has not yet been sufficiently addressed either politically or legally, the Company expects to continue to receive additional claims. However, there have been developments during the past several years, both by certain state legislatures and by certain state courts, which could favorably affect the Company's ability to defend these asbestos claims in those jurisdictions. These developments include procedural changes, docketing changes, proof of damage requirements and other changes that require plaintiffs to follow specific procedures in bringing their claims and to show proof of damages before they can proceed with their claim. An example is the action taken by the New York Supreme Court (a trial court), which is responsible for managing all asbestos cases pending within New York County in the State of New York. This Court issued an order in December 2002 that created a Deferred or Inactive Docket for all pending and future asbestos claims filed by plaintiffs who cannot demonstrate that they have a malignant condition or discernable physical impairment, and an Active or In Extremis Docket for plaintiffs who are able to show such medical condition. As a result of this order, the majority of the asbestos cases filed against the Company in New York County have been moved to the Inactive Docket until such time as the plaintiff can show that they have incurred a physical impairment. As of December 31, 2006, the Company has been listed as a defendant in 248 Active or In Extremis asbestos cases in New York County. The Court's Order has been challenged by plaintiffs.

The Company's insurance carrier has paid all legal and settlement costs and expenses to date. The Company has liability insurance coverage under various primary and excess policies that the Company believes will be available, if necessary, to substantially cover any liability that might ultimately be incurred on these claims.

The Company intends to continue its practice of vigorously defending these cases as they are listed for trial. It is not possible to predict the ultimate outcome of asbestos-related lawsuits, claims and proceedings due to the unpredictable nature of personal injury litigation. Despite this uncertainty, and although results of operations and cash flows for a given period could be adversely affected by asbestos-related lawsuits, claims and proceedings, management believes that the ultimate outcome of these cases will not have a material adverse effect on the Company's financial condition, results of operations or cash flows.

The Company is subject to various other claims and legal proceedings covering a wide range of matters that arose in the ordinary course of business. In the opinion of management, all such matters are adequately covered by insurance or by accruals, and if not so covered, are without merit or are of such kind, or involve such amounts, as would not have a material adverse effect on the financial position, results of operations or cash flows of the Company.

Insurance liabilities are recorded in accordance with SFAS 5, "Accounting for Contingencies." Insurance reserves have been estimated based primarily upon actuarial calculations and reflect the undiscounted estimated liabilities for ultimate losses including claims incurred but not reported. Inherent in these estimates are assumptions which are based on the Company's history of claims and losses, a detailed analysis of existing claims with respect to potential value, and current legal and legislative trends. If actual claims differ from those projected by management, changes (either increases or decreases) to insurance reserves may be required and would be recorded through income in the period the change was determined. When a recognized liability is covered by third-party insurance, the Company records an insurance claim receivable to reflect the covered liability. See Note 1, "Summary of Significant Accounting Policies," for additional information on Accrued Insurance and Loss Reserves.

11. Capital Stock

The authorized capital stock of the Company consists of 150,000,000 shares of common stock and 4,000,000 shares of preferred stock, both having a par value of $1.25 per share. The preferred stock is issuable in series with terms as fixed by the Board of Directors. None of the preferred stock has been issued. On June 24, 1997, the Company adopted a revised Shareholder Rights Plan. Under that Plan, the Board declared a dividend to stockholders of record on September 28, 1997, of one right for each share of common stock. The rights may only be exercised if, among other things, a person or group has acquired 15% or more, or intends to commence a tender offer for 20% or more, of the Company's common stock. Each right entitles the holder to purchase 1/100th share of a new Harsco Junior Participating Cumulative Preferred Stock at an exercise price of $150. Once the rights become exercisable, if any person acquires 20% or more of the Company's common stock, the holder of a right will be entitled to receive common stock calculated to have a value of two times the exercise price of the right. The rights, which expire on September 28, 2007, do not have voting power, and may be redeemed by the Company at a price of $.05 per right at any time until the 10th business day following public announcement that a person or group has accumulated 15% or more of the Company's common stock. At December 31, 2006, 750,000 shares of $1.25 par value preferred stock were reserved for issuance upon exercise of the rights.

The Board of Directors has authorized the repurchase of shares of common stock as follows:

	No. of Shares Authorized to be Purchased January 1	**No. of Shares Purchased**	**Additional Shares Authorized for Purchase**	**Remaining No. of Shares Authorized for Purchase December 31**
2004	1,000,000	-	-	1,000,000
2005	1,000,000	(133) (a)	-	1,000,000
2006	**1,000,000**	-	-	**1,000,000**

(a) The 133 shares purchased were not part of the share repurchase program. They were shares which a retired employee sold to the Company in order to pay personal federal and state income taxes on shares issued to the employee upon retirement.

In November 2006, the Board of Directors extended the share purchase authorization through January 31, 2008 for the 1,000,000 shares still remaining from the prior authorization.

In 2006, 2005 and 2004, additional issuances of treasury shares of 1,766 shares, 5,306 shares and 11,195 shares, respectively, were made for SGB stock option exercises, employee service awards and shares related to vested restricted stock units.

The following table summarizes the Company's common stock:

	Common Stock		
	Shares Issued	Treasury Shares	Outstanding Shares
Outstanding, January 1, 2004	67,357,447	26,490,977	40,866,470
Stock Options Exercised	553,584	(10,945)	564,529
Other	-	(250)	250
Outstanding, December 31, 2004	67,911,031	26,479,782	41,431,249
Stock Options Exercised	346,754	(4,086)	350,840
Other	-	(1,220)	1,220
Purchases	-	133	(133)
Outstanding, December 31, 2005	68,257,785	26,474,609	41,783,176
Stock Options Exercised	233,738	(681)	234,419
Other	-	(1,085)	1,085
Outstanding, December 31, 2006	**68,491,523**	**26,472,843**	**42,018,680**

The following is a reconciliation of the average shares of common stock used to compute basic earnings per common share to the shares used to compute diluted earnings per common share as shown on the Consolidated Statements of Income:

(Amounts in thousands, except per share data)	2006	2005	2004
Income from continuing operations	**$196,509**	$156,750	$113,540
Average shares of common stock outstanding used to compute basic earnings per common share	**41,953**	41,642	41,129
Dilutive effect of stock options and restricted stock units	**262**	438	469
Shares used to compute dilutive effect of stock options	**42,215**	42,080	41,598
Basic earnings per common share from continuing operations	**$ 4.68**	$ 3.76	$ 2.76
Diluted earnings per common share from continuing operations	**$ 4.65**	$ 3.73	$ 2.73

All outstanding stock options were included in the computation of diluted earnings per share at December 31, 2006, 2005 and 2004.

On January 23, 2007, the Company's Board of Directors approved a two-for-one stock split. One additional share of common stock will be issued on March 26, 2007, to stockholders of record at the close of business on February 28, 2007.

The total number of authorized common stock shares and par value were unchanged by this action. The stock split will require retroactive restatement of all historical share and per share data in the first quarter ending on March 31, 2007. Stockholder's equity will also be restated to give retroactive recognition of the stock split. For all periods presented, the par value of the additional shares resulting from the split will be reclassified from Additional paid-in capital to Common stock.

All references to the number of shares and per share amounts in the Consolidated Financial Statements for the years 2006, 2005 and 2004 are presented on a pre-split basis.

The company's historical earnings per common share on a pro forma basis (unaudited), assuming the stock split had occurred on January 1, 2004, would be as follows:

	Pro Forma Earnings Per Common Share		
Year Ended December 31	2006	2005	2004
Basic earnings per common share:			
Continuing operations	**$ 2.34**	$ 1.88	$ 1.38
Discontinued operations	**-**	-	0.09
Basic earnings per common share	**$ 2.34**	$ 1.88	$ 1.47
Diluted earnings per common share:			
Continuing operations	**$ 2.33**	$ 1.86	$ 1.36
Discontinued operations	**-**	-	0.09
Diluted earnings per common share	**$ 2.33**	$ 1.86	$ 1.46 (a)

(a) Does not total due to rounding.

12. Stock-Based Compensation

Effective January 1, 2006, the Company adopted SFAS No. 123 (revised 2004), "Share-Based Payments" ("SFAS 123(R)"), which replaced SFAS No. 123, "Accounting for Stock-Based Compensation," and superseded Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). SFAS 123(R) requires the cost of employee services received in exchange for an award of equity instruments to be based upon the grant-date fair value of the award (with limited exceptions). Additionally, this cost is to be recognized as expense over the period during which an employee is required to provide services in exchange for the award (usually the vesting period). However, this recognition period would be shorter if the recipient becomes retirement-eligible prior to the vesting date. SFAS 123(R) also requires that the additional tax benefits the Company receives from stock-based compensation be recorded as cash inflows from financing activities in the statement of cash flows. Prior to January 1, 2006, the Company applied the provisions of APB 25 in accounting for awards made under the Company's stock-based compensation plans.

The Company adopted the provisions of SFAS 123(R) using the modified-prospective transition method. Under this method, results from prior periods have not been restated. During 2002 and 2003, the Company ceased granting stock options to employees and non-employee directors, respectively. Primarily because of this, the effect of adopting SFAS 123(R) was not material to the Company's income from continuing operations, income before income taxes, net income, basic or diluted earnings per share or cash flows from operating and financing activities for the year ended December 31, 2006, and the cumulative effect of adoption using the modified-prospective transition method was not material. In addition, the Company elected to use the short-cut transition method for calculating the historical pool of windfall tax benefits.

In 2004, the Board of Directors approved the granting of performance-based restricted stock units as the long-term equity component of director, officer and certain key employee compensation. The restricted stock units require no payment from the recipient and compensation cost is measured based on the market price on the grant date and is generally recorded over the vesting period. The vesting period for restricted stock units granted to non-employee directors is one year and each restricted stock unit will be exchanged for a like number of shares of Company stock following the termination of the participant's service as a director. The vesting period for restricted stock units granted to officers and certain key employees is three years, and, upon vesting, each restricted stock unit will be exchanged for a like number of shares of the Company's stock. In September 2006, the Board of Directors approved changes to the employee restricted stock units program where future awards will vest on a pro rata basis over a three-year period and the specified retirement age will be 62. This compares with the prior three-year cliff vesting and retirement age of 65. Restricted stock units do not have an option for cash payment.

The following table summarizes restricted stock units issued and the compensation expense recorded for the years ended December 31, 2006 and 2005:

Stock-based Compensation Expense
(Dollars in thousands, except per unit)

	Restricted Stock Units	Fair Value per Unit	Expense 2006	2005	2004
Directors:					
May 1, 2004	3,500	$ 43.42	$ -	$ 51	$ 101
May 1, 2005	6,000	53.75	**108**	215	-
May 1, 2006	8,000	82.59	**440**	-	-
Employees:					
January 24, 2005	32,700	50.41	**477**	502	-
January 24, 2006	46,550	67.70	**914**	-	-
Total	96,750		**$1,939**	$ 768	$ 101

Restricted stock unit activity for the year ended December 31, 2006 was as follows:

	Restricted Stock Units	Weighted Average Grant-Date Fair Value
Nonvested at January 1, 2006	31,750	$ 50.62
Granted	54,550	69.88
Vested	(7,833)	73.17
Forfeited	(5,850)	61.79
Nonvested at December 31, 2006	**72,617**	**$ 61.76**

As of December 31, 2006, the total unrecognized compensation costs related to nonvested restricted stock units was $2.7 million which is expected to be recognized over a weighted-average period of approximately 1.8 years.

As of December 31, 2006, 2005 and 2004, excess tax benefits, resulting principally from stock options were $3.6 million, $3.9 million and $3.3 million, respectively.

No stock options have been granted to officers and employees since February 2002. No stock options have been granted to non-employee directors since May 2003. Prior to these dates, the Company had granted stock options for the purchase of its common stock to officers, certain key employees and non-employee directors under two stockholder-approved plans. The exercise price of the stock options was the fair value on the grant date, which was the date the Board of Directors approved the respective grants. The 1995 Executive Incentive Compensation Plan authorizes the issuance of up to 4,000,000 shares of the Company's common stock for use in paying incentive compensation awards in the form of stock options or other equity awards such as restricted stock, restricted stock units or stock appreciation rights. The 1995 Non-Employee Directors' Stock Plan authorizes the issuance of up to 300,000 shares of the Company's common stock for equity awards. At December 31, 2006, there were 1,242,231 and 148,500 shares available for granting equity awards under the 1995 Executive Incentive Compensation Plan and the 1995 Non-Employee Directors' Stock Plan, respectively. Generally, new shares are issued for exercised stock options and treasury shares are issued for vested restricted stock units.

Options issued under the 1995 Executive Incentive Compensation Plan generally vested and became exercisable one year following the date of grant except options issued in 2002 generally vested and became exercisable two years following the date of grant. Options issued under the 1995 Non-Employee Director's Stock Plan generally became exercisable one year following the date of grant but vested immediately. The options under both Plans expire ten years from the date of grant.

Stock option activity for the years ended December 31, 2006, 2005 and 2004 was as follows:

	Stock Options		
	Shares Under Option	Weighted Average Exercise Price	Aggregate Intrinsic Value (in millions) (c)
Outstanding, January 1, 2004	1,695,080	$30.72	$22.5
Exercised	(564,529)	30.02	-
Terminated and Expired	(9,450)	40.25	-
Outstanding, December 31, 2004	1,121,101 (a)	$31.01	$27.9
Exercised	(370,836)	29.10	-
Terminated and Expired	(1,240)	33.41	-
Outstanding, December 31, 2005	749,025 (b)	$31.93	$26.9
Exercised	(234,419)	34.06	
Terminated and Expired	(900)	28.75	-
Outstanding, December 31, 2006	**513,706**	**$30.97**	**$23.4**

(a) Included in options outstanding at December 31, 2004 were 5,107 options granted to SGB key employees as part of the Company's acquisition of SGB in 2000. These options were not a part of the 1995 Executive Compensation Plan, or the 1995 Non-Employee Directors' Stock Plan.

(b) Included in options outstanding at December 31, 2005 were 681 options granted to SGB key employees as part of the Company's acquisition of SGB in 2000. These options were not a part of the 1995 Executive Compensation Plan, or the 1995 Non-Employee Directors' Stock Plan.

(c) Intrinsic value is defined as the difference between the current market value and the exercise price.

The total intrinsic value of options exercised during the twelve months ended December 31, 2006, 2005 and 2004 were $10.8 million, $11.1 million and $9.5 million, respectively.

Options to purchase 513,706 shares were exercisable at December 31, 2006. The following table summarizes information concerning outstanding and exercisable options at December 31, 2006.

	Stock Options Outstanding and Exercisable		
Range of Exercisable Prices	Number Outstanding and Exercisable	Remaining Contractual Life In Years	Weighted Average Exercise Price
$25.63 – $29.00	211,208	3.28	$27.47
29.31 – 32.65	244,894	4.99	32.54
32.81 – 46.16	57,604	3.97	37.09
	513,706		

13. Financial Instruments

Off-Balance Sheet Risk

As collateral for the Company's performance and to insurers, the Company is contingently liable under standby letters of credit, bonds and bank guarantees in the amounts of $128.4 million and $154.0 million at December 31, 2006 and 2005, respectively. These standby letters of credit, bonds and bank guarantees are generally in force for up to four years. Certain issues have no scheduled expiration date. The Company pays fees to various banks and insurance companies that range from 0.25 percent to 1.90 percent per annum of the instruments' face value. If the Company were required to obtain replacement standby letters of credit, bonds and bank guarantees as of December 31, 2006 for those currently outstanding, it is the Company's opinion that the replacement costs would not vary significantly from the present fee structure.

The Company has currency exposures in approximately 45 countries. The Company's primary foreign currency exposures during 2006 were in the United Kingdom, members of the European Economic and Monetary Union, Brazil, Canada and South Africa.

Off-Balance Sheet Risk – Third Party Guarantees
In connection with the licensing of one of the Company's trade names and providing certain management services (the furnishing of selected employees), the Company guarantees the debt of certain third parties related to its international operations. These guarantees are provided to enable the third parties to obtain financing of their operations. The Company receives fees from these operations, which are included as Services sales in the Company's Consolidated Statements of Income. The revenue the Company recorded from these entities was $2.2 million, $1.9 million and $1.0 million for the twelve months ended December 31, 2006, 2005 and 2004, respectively. The guarantees are renewed on an annual basis and the Company would only be required to perform under the guarantees if the third parties default on their debt. The maximum potential amount of future payments (undiscounted) related to these guarantees was $2.9 million at December 31, 2006 and 2005. There is no recognition of this potential future payment in the accompanying financial statements as the Company believes the potential for making these payments is remote. These guarantees were renewed in June 2006, September 2006 and November 2006.

The Company provided an environmental indemnification for property that was sold to a third party in 2006. The term of this guarantee is three years and the Company would only be required to perform under the guarantee if an environmental matter is discovered on the property. The Company is not aware of any environmental issues related to the property. The maximum potential amount of future payments (undiscounted) related to this guarantee is $0.2 million at December 31, 2006. There is no recognition of this potential future payment in the accompanying financial statements as the Company believes the potential for making this payment is remote.

The Company provided an environmental indemnification for property that was sold to a third party in 2006. The term of this guarantee is indefinite, and the Company would only be required to perform under the guarantee if an environmental matter is discovered on the property relating to the time the Company owned the property. The Company is not aware of any environmental issues related to this property. The maximum potential amount of future payments (undiscounted) related to this guarantee is estimated to be $3.0 million at December 31, 2006. There is no recognition of this potential future payment in the accompanying financial statements as the Company believes the potential for making this payment is remote.

The Company provides guarantees related to arrangements with certain customers that include joint and several liability for actions for which the Company may be partially at fault. The terms of these guarantees do not exceed four years and the maximum amount of future payments (undiscounted) related to these guarantees is $3.0 million per occurrence. This amount represents the Company's self-insured maximum limitation. There is no specific recognition of potential future payments in the accompanying financial statements as the Company is not aware of any claims.

The Company provided a guarantee related to the payment of taxes for a product line that was sold to a third party in 2005. The term of this guarantee is five years, and the Company would only be required to perform under the guarantee if taxes were not properly paid to the government while the Company owned the product line in accordance with applicable statutes. The Company is not aware of any instances of noncompliance related to these statutes. The maximum potential amount of future payments (undiscounted) related to this guarantee is estimated to be $1.3 million at December 31, 2006. There is no recognition of any potential future payment in the accompanying financial statements as the Company believes the potential for making this payment is remote.

The Company provided an environmental indemnification for property that was sold to a third party in 2004. The term of this guarantee is seven years and the Company would only be required to perform under the guarantee if an environmental matter is discovered on the property relating to the time the Company owned the property that was not known by the buyer at the date of sale. The Company is not aware of any environmental issues related to this property. The maximum potential amount of future payments (undiscounted) related to this guarantee is $0.8 million at December 31, 2006 and 2005. There is no recognition of this potential future payment in the accompanying financial statements as the Company believes the potential for making this payment is remote.

Every three years, the Company requires a third party to review procedures and record keeping related to the production of certain products. Commencing in 2004, the Company provided an indemnification for any costs incurred by the third party resulting from an injury while these services are being provided to the Company. In addition, the Company provided an indemnification for certain costs resulting from an outside claim against the third party. The indemnification is provided for as long as the Company is producing products which meet the third party's specifications. At December 31, 2006 and 2005, the maximum potential amount of future payments (undiscounted) related to this guarantee is $3.0 million per occurrence. This amount represents the Company's self-insured maximum limitation. There is no specific recognition of this potential future payment in the accompanying financial statements as the Company is not aware of any claims.

Prior to the Company's acquisition of the business, Hünnebeck guaranteed certain third party debt to leasing companies in connection with the sale of equipment. The guarantees expire on January 1, 2007 and December 1, 2008. At December 31, 2006, the maximum potential amount of future payments (undiscounted) related to these guarantees was $0.1 million. The Company would only be required to perform under the guarantees if a customer defaulted on the lease payments. There is no recognition of these potential future payments in the accompanying financial statements as the Company believes the potential for making these payments is remote.

Liabilities for the fair value of each of the guarantee instruments noted above were recognized in accordance with FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). These liabilities are included in Other current liabilities or Other liabilities (as appropriate) on the Consolidated Balance Sheets. The recognition of these liabilities did not have a material impact on the Company's financial condition or results of operations for the twelve months ended December 31, 2006 or 2005.

In the normal course of business, the Company provides legal indemnifications related primarily to the performance of its products and services and patent and trademark infringement of its goods and services sold. These indemnifications generally relate to the performance (regarding function, not price) of the respective goods or services and therefore no liability is recognized related to the fair value of such guarantees.

Derivative Instruments and Hedging Activities
The Company has several hedges of net investment recorded in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). The Company recorded a debit of $14.0 million and a credit of $16.3 million during 2006 and 2005, respectively, in the foreign currency translation adjustments line of Other comprehensive income (loss) related to hedges of net investments.

At December 31, 2006 and 2005, the Company had $170.9 million and $157.9 million contracted amounts, respectively, of foreign currency forward exchange contracts outstanding. These contracts are part of a worldwide program to minimize foreign currency exchange operating income and balance sheet exposure. The unsecured contracts outstanding at December 31, 2006 mature within six months and are with major financial institutions. The Company may be exposed to credit loss in the event of non-performance by the other parties to the contracts. The Company evaluates the credit worthiness of the counterparties and does not expect default by them. Foreign currency forward exchange contracts are used to hedge commitments, such as foreign currency debt, firm purchase commitments and foreign currency cash flows for certain export sales transactions.

The following tables summarize by major currency the contractual amounts of the Company's forward exchange contracts in U.S. dollars as of December 31, 2006 and 2005. The "Buy" amounts represent the U.S. dollar equivalent of commitments to purchase foreign currencies, and the "Sell" amounts represent the U.S. dollar equivalent of commitments to sell foreign currencies.

Forward Exchange Contracts

(In thousands)	As of December 31, 2006			
	Type	U.S. Dollar Equivalent	Maturity	Recognized Gain (Loss)
Australian Dollar	Sell	$ 2,373	January 2007	$ (16)
Australian Dollar	Buy	1,050	January 2007	-
Canadian Dollar	Sell	3,050	January 2007	26
Canadian Dollar	Buy	7,850	January 2007	(151)
Euros	Sell	10,828	January 2007	12
Euros	Buy	52,699	January 2007	288
British Pounds Sterling	Sell	19,503	January 2007	34
British Pounds Sterling	Buy	70,551	January through March 2007	(386)
Mexican Pesos	Buy	509	January 2007	3
Taiwan Dollar	Buy	895	January 2007	(2)
Taiwan Dollar	Sell	895	January 2007	3
South African Rand	Sell	691	January through May 2007	(17)
Total		$170,894		$ (206)

At December 31, 2006, the Company held forward exchange contracts in British pounds sterling, euros, Canadian dollars, Australian dollars, Mexican pesos, South African rands and Taiwan dollars which were used to offset certain future payments between the Company and its various subsidiaries, vendors or customers. These contracts all mature by May 2007. The Company had outstanding forward contracts designated as SFAS 133 cash flow hedges in the amount of $1.1 million at December 31, 2006. These forward contracts had a net unrealized gain of $5 thousand that was included in Other comprehensive income (loss), net of deferred taxes, at December 31, 2006. The Company did not elect to treat the remaining contracts as hedges under SFAS 133 and so mark-to-market gains and losses were recognized in net income.

Forward Exchange Contracts

(In thousands)	As of December 31, 2005			
	Type	U.S. Dollar Equivalent	Maturity	Recognized Gain (Loss)
Euros	Buy	$ 14,343	January through June 2006	$ (211)
Euros	Sell	1,987	January 2006	15
British pounds sterling	Buy	75,743	January 2006	(1,334)
British pounds sterling	Sell	56,929	January 2006	436
Canadian dollars	Buy	942	January 2006	5
Canadian dollars	Sell	1,886	January 2006	15
Taiwan dollars	Sell	6,088	August through November 2006	-
Total		$157,918		$ (1,074)

At December 31, 2005, the Company held forward exchange contracts in British pounds sterling, euros, Canadian dollars and Taiwan dollars which were used to offset certain future payments between the Company and its various subsidiaries, vendors or customers. These contracts all mature by November 2006. The Company had outstanding forward contracts designated as SFAS 133 cash flow hedges in the amount of $6.1 million at December 31, 2005. These forward contracts had a net unrealized loss of $112 thousand that was included in other comprehensive income (loss), net of deferred taxes, at December 31, 2005. The Company did not elect to treat the remaining contracts as hedges under SFAS 133 and so mark-to-market gains and losses were recognized in net income.

Concentrations of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and cash equivalents and accounts receivable. The Company places its cash and cash equivalents with high-quality financial institutions and, by policy, limits the amount of credit exposure to any one institution.

Concentrations of credit risk with respect to accounts receivable are generally limited due to the Company's large number of customers and their dispersion across different industries and geographies. However, the Company's Mill Services Segment has several large customers throughout the world with significant accounts receivable balances. In December 2005, the Company acquired BISNH. This acquisition has increased the Company's corresponding concentration of credit risk to customers in the steel industry. Additionally, consolidation in the global steel industry has increased the Company's exposure to specific customers. Additional consolidation is possible. Should transactions occur involving some of the steel industry's larger companies, which are customers of the Company, it would result in an increase in concentration of credit risk for the Company.

The Company generally does not require collateral or other security to support customer receivables. If a receivable from one or more of the Company's larger customers becomes uncollectible, it could have a material effect on the Company's results of operations and cash flows.

Fair Value of Financial Instruments

The major methods and assumptions used in estimating the fair values of financial instruments are as follows:

Cash and cash equivalents

The carrying amount approximates fair value due to the relatively short period to maturity of these instruments.

Foreign currency forward exchange contracts

The fair value of foreign currency forward exchange contracts is estimated by obtaining quotes from brokers.

Long-term debt

The fair value of the Company's long-term debt is estimated based on the quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same remaining maturities.

The carrying amounts and estimated fair values of the Company's financial instruments as of December 31, 2006 and 2005 are as follows:

(In thousands)	Financial Instruments			
	2006		2005	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets:				
Cash and cash equivalents	**$ 101,260**	**$ 101,260**	$ 120,929	$ 120,929
Liabilities:				
Long-term debt including current maturities	**877,947**	**893,373**	911,925	947,406
Foreign currency forward exchange contracts	**206**	**206**	1,074	1,074

14. Information by Segment and Geographic Area

The Company reports information about its operating segments using the "management approach" in accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" (SFAS 131). This approach is based on the way management organizes and reports the segments within the enterprise for making operating decisions and assessing performance. The Company's reportable segments are identified based upon differences in products, services and markets served. There were no significant inter-segment sales.

The Company's Divisions are aggregated into three reportable segments and an "all other" category labeled Engineered Products and Services. These segments and the types of products and services offered include the following:

Mill Services Segment
This segment provides on-site, outsourced services to steel mills and other metal producers such as aluminum. Services include slag processing; semi-finished inventory management; material handling; scrap management; in-plant transportation; and a variety of other services.

Access Services Segment
Major services include the rental and sale of scaffolding, shoring and concrete forming systems for non-residential construction, international multi-dwelling residential construction projects, industrial maintenance projects, as well as a variety of other access services including project engineering and equipment installation.

Products and services are provided to commercial and industrial construction contractors; public utilities; industrial plants; and the infrastructure repair and maintenance markets.

Gas Technologies Segment
Major products and services include tanks, cylinders and valves for the containment and control of compressed gases.

Major customers include various industrial markets and users of compressed gases; the hospital, life support, and refrigerant gas industries; welding distributors; medical laboratories; beverage carbonation users; and the animal husbandry industry.

Engineered Products and Services ("all other") Category
Major products and services include railway track maintenance equipment and services; industrial grating; air-cooled heat exchangers; granules for asphalt roofing shingles and abrasives for industrial surface preparation derived from coal slag; and boilers, water heaters and process equipment, including industrial blenders, dryers and mixers.

Major customers include private and government-owned railroads and urban mass transit systems worldwide; industrial plants and the non-residential, commercial and public construction and retrofit markets; the natural gas exploration and processing industry; asphalt roofing manufacturers; and the chemical, food processing and pharmaceutical industries.

Other Information

The measurement basis of segment profit or loss is operating income. Sales of the Company in the United States and the United Kingdom exceeded 10% of consolidated sales with 38% and 20%, respectively, in 2006; 42% and 20%, respectively, in 2005; and 42% and 21%, respectively, in 2004. There are no significant inter-segment sales.

No single customer represented 10% or more of the Company's sales in 2005 and 2004. However, one customer in the Mill Services Segment provided $351.0 million in sales for 2006, which was 10% of the Company's revenues for the year. In addition, the Mill Services Segment is dependent largely on the global steel industry and in 2006, 2005 and 2004, there were two customers that each provided in excess of 10% of this Segment's revenues under multiple long-term contracts at several mill sites. The loss of any one of these contracts would not have a material adverse impact upon the Company's financial position or cash flows; however, it could have a material effect on quarterly or annual results of operations. Additionally, these customers have significant accounts receivable balances. Further consolidation in the global steel industry is probable. Should transactions occur involving some of the Company's larger steel industry customers, it would result in an increase in concentration of credit risk for the Company.

Corporate assets include principally cash, insurance receivables, prepaid pension costs and United States deferred income taxes. Net Property, Plant and Equipment in the United States represented 30%, 33% and 34% of total Net Property, Plant and Equipment as of December 31, 2006, 2005 and 2004, respectively. Net Property, Plant and Equipment in the United Kingdom represented 23% of total Net Property, Plant and Equipment as of December 31, 2006, 2005 and 2004.

Segment Information

	Twelve Months Ended					
	December 31, 2006		December 31, 2005		December 31, 2004	
(In thousands)	Sales	Operating Income (Loss)	Sales	Operating Income (Loss)	Sales	Operating Income (Loss)
Mill Services Segment	**$1,366,530**	**$ 147,798**	$1,060,354	$ 109,591	$ 997,410	$105,490
Access Services Segment	**1,080,924**	**120,382**	788,750	74,742	706,490	44,464
Gas Technologies Segment	**397,680**	**14,160**	370,201	17,912	339,086	14,393
Segment Totals	**2,845,134**	**282,340**	2,219,305	202,245	2,042,986	164,347
Engineered Products and Services ("all other") Category	**578,159**	**77,466**	546,905	69,699	459,073	47,029
General Corporate	**-**	**(1,337)**	-	(2,996)	-	(1,527)
Consolidated Totals	**$3,423,293**	**$ 358,469**	$2,766,210	$ 268,948	$2,502,059	$209,849

Reconciliation of Segment Operating Income to Consolidated Income Before Income Taxes and Minority Interest

	Twelve Months Ended		
(In thousands)	December 31 2006	December 31 2005	December 31 2004
Segment operating income	**$ 282,340**	$ 202,245	$ 164,347
Engineered Products and Services ("all other") Category	**77,466**	69,699	47,029
General Corporate Expense	**(1,337)**	(2,996)	(1,527)
Operating income from continuing operations	**358,469**	268,948	209,849
Equity in income of unconsolidated entities, net	**192**	74	128
Interest Income	**3,709**	3,165	2,319
Interest Expense	**(60,478)**	(41,918)	(41,057)
Income from continuing operations before income taxes and minority interest	**$ 301,892**	$ 230,269	$ 171,239

Segment Information

	Assets (a)			Depreciation and *Amortization*		
(In thousands)	2006	2005	2004	2006	2005	2004
Mill Services Segment	**$1,401,603**	$1,273,522	$ 985,538	**$ 151,005**	$ 114,952	$107,682
Access Services Segment	**1,239,892**	976,936	763,916	**69,781**	53,263	48,005
Gas Technologies Segment	**271,367**	253,276	257,233	**11,411**	12,610	12,735
Segment Totals	**2,912,862**	2,503,734	2,006,687	**232,197**	180,825	168,422
Engineered Products and Services ("all other") Category	**287,482**	315,241	274,627	**18,922**	15,735	14,675
Corporate	**126,079**	156,829	108,442	**1,863**	1,505	1,274
Total	**$3,326,423**	$2,975,804	$2,389,756	**$ 252,982**	$ 198,065	$184,371

(a) Assets from discontinued operations of $0.0 million, $0.4 million and $0.5 million in 2006, 2005 and 2004, respectively, are included in the Gas Technologies Segment.

Capital Expenditures

(In thousands)	2006	2005	2004
Mill Services Segment	**$161,651**	$155,595	$120,890
Access Services Segment	**138,459**	86,668	50,439
Gas Technologies Segment	**9,330**	6,438	8,958
Segment Totals	**309,440**	248,701	180,287
Engineered Products and Services ("all other") Category	**27,635**	39,834	22,585
Corporate	**3,098**	1,704	1,363
Total	**$340,173**	$290,239	$204,235

Information by Geographic Area (a)

(In thousands)	Sales to Unaffiliated Customers 2006	2005	2004	Net Property, Plant and Equipment 2006	2005	2004
United States	**$ 1,296,256**	$ 1,157,034	$1,047,416	**$ 401,997**	$ 371,039	$313,391
United Kingdom	**676,520**	546,673	534,097	**298,582**	258,786	218,127
All Other	**1,450,517**	1,062,503	920,546	**621,888**	509,983	400,780
Totals excluding Corporate	**$ 3,423,293**	$ 2,766,210	$2,502,059	**$ 1,322,467**	$ 1,139,808	$932,298

(a) Revenues are attributed to individual countries based on the location of the facility generating the revenue.

Information about Products and Services

(In thousands)	Sales to Unaffiliated Customers 2006	2005	2004
Product Group			
Mill services	**$1,366,530**	$1,060,354	$ 997,410
Access services	**1,080,924**	788,750	706,490
Industrial gas products	**397,680**	370,201	339,086
Railway track maintenance services and equipment	**231,625**	247,452	209,765
Industrial grating products	**107,048**	98,845	85,609
Industrial abrasives and roofing granules	**73,112**	72,216	70,863
Heat exchangers	**124,829**	92,339	60,103
Powder processing equipment and heat transfer products	**41,545**	36,053	32,733
Consolidated Sales	**$3,423,293**	$2,766,210	$2,502,059

15. Other (Income) and Expenses

In the years 2006, 2005 and 2004, the Company recorded pre-tax Other (income) and expenses from continuing operations of $6.9 million, $2.0 million and $4.9 million, respectively. The major components of this income statement category are as follows:

(In thousands)	Other (Income) and Expenses 2006	2005	2004
Net gains	**$ (5,450)**	$ (9,674)	$ (1,524)
Impaired asset write-downs	**4,441**	579	484
Employee termination benefit costs	**3,552**	9,060	3,892
Costs to exit activities	**1,389**	1,028	975
Other expense	**2,919**	1,007	1,035
Total	**$ 6,851**	$ 2,000	$ 4,862

Net Gains

Net gains are recorded from the sales of redundant properties (primarily land, buildings and related equipment) and non-core assets. In 2006, gains related to assets principally in Europe, South America and the United States. In 2005, gains related to assets principally in the United States and Europe.

(In thousands)	Net Gains		
	2006	**2005**	**2004**
Mill Services Segment	**$ (2,823)**	$ (4,202)	$ (354)
Access Services Segment	**(2,510)**	(5,413)	(1,124)
Gas Technologies Segment	**-**	-	-
Engineered Products and Services ("all other") Category	**(117)**	(59)	(46)
Corporate	**-**	-	-
Total	**$ (5,450)**	$ (9,674)	$ (1,524)

Cash proceeds associated with these gains are included in Proceeds from the sale of assets in the investing activities section of the Consolidated Statements of Cash Flows.

Impaired Asset Write-downs

Impairment losses are measured as the amount by which the carrying amount of assets exceeded their fair value. Fair value is estimated based upon the expected future realizable cash flows including anticipated selling prices. In 2006, the Company recorded an asset impairment loss of $4.2 million for certain plant, property and equipment related to exiting an underperforming product line in the Gas Technologies Segment.

Non-cash impaired asset write-downs are included in Other, net in the Consolidated Statements of Cash Flows as adjustments to reconcile net income to net cash provided by operating activities.

Employee Termination Benefit Costs

The Company adopted SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," ("SFAS 146") on January 1, 2003. This standard addresses involuntary termination costs associated with one-time benefit arrangements provided as part of an exit or disposal activity. These costs and the related liabilities are recognized by the Company when a formal plan for reorganization is approved at the appropriate level of management and communicated to the affected employees. Additionally, costs associated with on-going benefit arrangements, or in certain countries where statutory requirements dictate a minimum required benefit, are recognized when they are probable and estimable, in accordance with SFAS No. 112, "Employers' Accounting for Postemployment Benefits," (SFAS 112).

The total amount of employee termination benefit costs incurred for the years 2006, 2005 and 2004 was as follows. None of the actions are expected to incur any additional costs.

(In thousands)	Employee Termination Benefit Costs		
	2006	**2005**	**2004**
Mill Services Segment	**$ 1,820**	$ 4,827	$ 1,338
Access Services Segment	**799**	1,647	1,504
Gas Technologies Segment	**57**	107	229
Engineered Products and Services ("all other") Category	**821**	1,256	685
Corporate	**55**	1,223	136
Total	**$ 3,552**	$ 9,060	$ 3,892

The terminations for the years 2004 to 2006 occurred principally in Europe, South America and the United States.

Employee termination benefit costs incurred but not paid as of December 31 2006 totaled $1.9 million. The payments for employee termination benefit costs are reflected as uses of operating cash in the Consolidated Statements of Cash Flows.

Costs Associated with Exit or Disposal Activities
Costs associated with exit or disposal activities are recognized in accordance with SFAS 146 and are included as a component of Other expenses in the Company's Consolidated Statements of Income. SFAS 146 addresses involuntary termination costs (as discussed above) and other costs associated with exit or disposal activities (exit costs). Costs to terminate a contract that is not a capital lease are recognized when an entity terminates the contract or when an entity ceases using the right conveyed by the contract. This includes the costs to terminate the contract before the end of its term or the costs that will continue to be incurred under the contract for its remaining term without economic benefit to the entity (e.g., lease run-out costs). Other costs associated with exit or disposal activities (e.g., costs to consolidate or close facilities and relocate equipment or employees) are recognized and measured at their fair value in the period in which the liability is incurred. In 2006, $1.4 million of exit costs were incurred. These were principally relocation costs and lease run-out costs for the Engineered Products and Services Category and the Mill Services and Access Services Segments.

In 2005 and 2004, exit costs incurred were $1.0 million and $1.0 million, respectively. These were principally lease run-out costs, lease termination costs and relocation costs for the Mill Services and Access Services Segments and the Engineered Products and Services Category.

16. Components of Accumulated Other Comprehensive Income (Loss)

Total Accumulated other comprehensive income (loss) is included in the Consolidated Statements of Stockholders' Equity. The components of Accumulated other comprehensive income (loss) are as follows:

Accumulated Other Comprehensive Income (Loss)	December 31	
(In thousands)	**2006**	**2005**
Cumulative foreign exchange translation adjustments	**$ 65,416**	$ (26,162)
Fair value of effective cash flow hedges	**70**	(64)
Minimum pension liability	**-**	(141,094)
Pension and postretirement benefit adjustment	**(234,825)**	-
Marketable securities unrealized gains	**5**	2
Total Accumulated Other Comprehensive Income (Loss)	**$ (169,334)**	$ (167,318)

Two-Year Summary of Quarterly Results
(Unaudited)

(In millions, except per share amounts)	2006			
Quarterly	**First**	**Second**	**Third**	**Fourth**
Sales	**$ 769.6**	**$ 865.5**	**$ 875.9**	**$ 912.3**
Gross profit (a)	**190.5**	**224.0**	**230.0**	**231.3**
Net income	**34.3**	**53.9**	**55.8**	**52.5**
Basic earnings per share	**0.82**	**1.28**	**1.33**	**1.25**
Diluted earnings per share	**0.81**	**1.28**	**1.32**	**1.24**

(In millions, except per share amounts)	2005			
Quarterly	**First**	**Second**	**Third**	**Fourth**
Sales	$ 640.1	$ 696.1	$ 697.5	$ 732.5
Gross profit (a)	146.4	169.8	164.8	185.7
Net income	23.1	41.7	40.0	51.9
Basic earnings per share	0.56	1.00	0.96	1.24
Diluted earnings per share	0.55	0.99	0.95	1.23

(a) Gross profit is defined as Sales less costs and expenses associated directly with or allocated to products sold or services rendered.

Common Stock Price and Dividend Information
(Unaudited)

	Market Price Per Share		Dividends Declared
	High	**Low**	**Per Share**
2006			
First Quarter	**$ 84.55**	**$ 67.52**	**$ 0.3250**
Second Quarter	**89.70**	**71.25**	**0.3250**
Third Quarter	**82.42**	**67.77**	**0.3250**
Fourth Quarter	**82.97**	**76.00**	**0.3550**
2005			
First Quarter	$ 61.35	$ 49.87	$ 0.3000
Second Quarter	61.10	52.37	0.3000
Third Quarter	66.20	53.56	0.3000
Fourth Quarter	70.57	59.70	0.3250

Item 9. Changes In and Disagreements with Accountants on Accounting and Financial Disclosures

None.

Item 9A. Controls and Procedures

The Company's management, including the Chief Executive Officer and Chief Financial Officer, has conducted an evaluation of the effectiveness of disclosure controls and procedures as of December 31, 2006. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures are effective. There have been no changes in internal control over financial reporting that could materially affect, or are likely to materially affect, internal control over financial reporting.

Management's Report on Internal Controls Over Financial Reporting *is included in Part II, Item 8*, "Financial Statements and Supplementary Data." Management's assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2006 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report appearing in Part II, Item 8, "Financial Statements and Supplementary Data," which expresses unqualified opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting as of December 31, 2006.

Item 9B. Other Information

10b5-1 Plan

The Chief Executive Officer ("CEO") of the Company plans to adopt, in the first quarter of 2007, a new personal trading plan as part of a long-term strategy for asset diversification and liquidity, in accordance with the Securities and Exchange Commission's Rule 10b5-1. Under the proposed plan, the CEO will exercise 40,000 shares, under pre-arranged terms, *in open market transactions*. The proposed trading plan will expire in April 2007.

Rule 10b5-1 allows officers and directors, at a time when they are not in possession of material non-public information, to adopt written plans to sell shares on a regular basis under pre-arranged terms, regardless of any subsequent non-public information they may receive. Exercises of stock options by the CEO pursuant to the terms of his plan will be disclosed publicly through Form 144 and Form 4 filings with the Securities and Exchange Commission.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

Information regarding executive officers required by this Item is set forth as a Supplementary Item at the end of Part I hereof (pursuant to Instruction 3 to Item 401(b) of Regulation S-K). Other information required by this Item is incorporated by reference to the sections entitled "Corporate Governance," "Director Information," "Report of the Audit Committee" and "Section 16(a) Beneficial Ownership Reporting Compliance" of the 2007 Proxy Statement.

The Company's Code of Ethics for the Chief Executive Officer and Senior Financial Officers (the "Code") may be found on the Company's internet website, www.harsco.com. The Company intends to disclose on its website any amendments to the Code or any waiver from a provision of the Code. The Code is available in print to any stockholder who requests it.

Item 11. Executive Compensation

Information regarding compensation of executive officers and directors is incorporated by reference to the sections entitled "Compensation Discussion and Analysis," "Compensation Committee Report," "Executive Compensation," "Non-Employee Director Compensation" and "Compensation Committee Interlocks and Insider Participation" of the 2007 Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information regarding security ownership of certain beneficial owners and management is incorporated by reference to the section entitled "Share Ownership of Directors, Management and Certain Beneficial Owners" of the 2007 Proxy Statement.

Equity Compensation Plan Information

The Company maintains the 1995 Executive Incentive Compensation Plan and the 1995 Non-Employee Directors' Stock Plan, which allow the Company to grant equity awards to eligible persons. Upon stockholder approval of these two plans in 1995, the Company terminated the use of the 1986 Stock Option Plan for granting stock option awards.

The Company also assumed options under the SGB Group Plc Discretionary Share Option Plan 1997 (the "SGB Plan") upon the Company's acquisition of SGB Group Plc ("SGB") in 2000. The SGB Plan terminated in accordance with its terms when the remaining Harsco Replacement Options were exercised on August 30, 2006.

The following table gives information about equity awards under these plans as of December 31, 2006. All securities referred to are shares of Harsco common stock.

Equity Compensation Plan Information

Plan category	Column (a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	Column (b) Weighted-average exercise price of outstanding options, warrants and rights	Column (c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in Column (a))
Equity compensation plans approved by security holders (1)	513,706	$30.97	1,390,731
Equity compensation plans not approved by security holders	-	-	-
Total	513,706	$30.97	1,390,731

(1) Plans include the 1995 Executive Incentive Compensation Plan, as amended, and the 1995 Non-Employee Directors' Stock Plan, as amended.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Information regarding certain relationships and related transactions is incorporated by reference to the sections entitled "Certain Relationships and Related Party Transactions" and "Corporate Governance" of the 2007 Proxy Statement.

Item 14. Principal Accountant Fees and Services

Information regarding principal accounting fees and services is incorporated by reference to the sections entitled "Report of the Audit Committee" and "Fees Billed by the Accountants for Audit and Non-Audit Services" of the 2007 Proxy Statement.

PART IV

Item 15. Exhibits, Financial Statement Schedules

(a) 1. The Consolidated Financial Statements are listed in the index to Item 8, "Financial Statements and Supplementary Data," on page 55.

(a) 2. The following financial statement schedule should be read in conjunction with the Consolidated Financial Statements (see Item 8, "Financial Statements and Supplementary Data"):

Schedules other than that listed above are omitted for the reason that they are either not applicable or not required, or because the information required is contained in the financial statements or notes thereto.

Condensed financial information of the registrant is omitted since "restricted net assets" of consolidated subsidiaries does not exceed 25% of consolidated net assets.

Financial statements of 50% or less owned unconsolidated companies are not submitted inasmuch as (1) the registrant's investment in and advances to such companies do not exceed 20% of the total consolidated assets, (2) the registrant's proportionate share of the total assets of such companies does not exceed 20% of the total consolidated assets, and (3) the registrant's equity in the income from continuing operations before income taxes of such companies does not exceed 20% of the total consolidated income from continuing operations before income taxes.

SCHEDULE II. VALUATION AND QUALIFYING ACCOUNTS
Continuing Operations
(Dollars in thousands)

COLUMN A	COLUMN B	COLUMN C Additions	COLUMN D (Deductions) Additions		COLUMN E
Description	Balance at Beginning of Period	Charged to Cost and Expenses	Due to Currency Translation Adjustments	Other (a)	Balance at End of Period
For the year 2006:					
Allowance for Doubtful Accounts	**$ 24,404**	**$ 9,230**	**$ 1,880**	**$(10,163)**	**$ 25,351**
Deferred Tax Assets – Valuation Allowance	**$ 21,682**	**$ (5,793)**	**$ (270)**	**$ (1,727)**	**$ 13,892**
For the year 2005:					
Allowance for Doubtful Accounts	$ 19,095	$ 6,453	$ (832)	$ (312)	$ 24,404
Deferred Tax Assets – Valuation Allowance	$ 17,492	$ 2,119	$ 172	$ 1,899	$ 21,682
For the year 2004:					
Allowance for Doubtful Accounts	$ 24,612	$ 5,048	$ 863	$(11,428) (b)	$ 19,095
Deferred Tax Assets – Valuation Allowance	$ 13,098	$ 4,228	$ 166	$ -	$ 17,492

(a) Includes principally the use of previously reserved amounts and changes related to acquired companies.

(b) Includes $5,322 for the write-off of six accounts receivable in the Mill Services Segment as well as the write-off of other accounts receivable for all segments.

(a) 3. Listing of Exhibits Filed with Form 10-K

Exhibit Number	Data Required	Location in Form 10-K
2(a)	Share Purchase Agreement between Sun HB Holdings, LLC, Boca Raton, Florida, United States of America and Harsco Corporation, Camp Hill, Pennsylvania, United States of America dated September 20, 2005 regarding the sale and purchase of the issued share capital of Hünnebeck Group GmbH, Ratingen, Germany.	Exhibit to Form 10-Q for the period ended September 30, 2005
2(b)	Agreement, dated as of December 29, 2005, by and among the Harsco Corporation (for itself and as agent for each of MultiServ France SA, Harsco Europa BV and Harsco Investment Limited), Brambles U.K. Limited, a company incorporated under the laws of England and Wales, Brambles France SAS, a company incorporated under the laws of France, Brambles USA, Inc., a Delaware corporation, Brambles Holdings Europe B.V., a company incorporated under the laws of the Netherlands, and Brambles Industries Limited, a company incorporated under the laws of Australia. In accordance with Item 601(b)(2) of Regulation S-K, the registrant hereby agrees to furnish supplementally a copy of any omitted schedule to the Commission upon request. Portions of Exhibit 2(a) have been omitted pursuant to a request for confidential treatment. The omitted portions have been filed separately with the Securities and Exchange Commission.	Exhibit volume, 2005 10-K
2(c)	Stock Purchase Agreement among Excell Materials, Inc., the Stockholders of Excell Materials, Inc. and Harsco Corporation dated as of January 4, 2007.	Exhibit volume, 2006 10-K
3(a)	Restated Certificate of Incorporation as amended April 24, 1990	Exhibit volume, 1990 10-K
3(b)	Certificate of Amendment of Restated Certificate of Incorporation filed June 3, 1997	Exhibit volume, 1999 10-K
3(c)	Certificate of Designation filed September 25, 1997	Exhibit volume, 1997 10-K
3(d)	By-laws as amended January 23, 2007	Exhibit to Form 8-K dated January 23, 2007
3(e)	Certificate of Amendment of Restated Certificate of Incorporation filed April 26, 2005	Proxy Statement dated March 22, 2005 on Appendix A pages A-1 through A-2
4(a)	Harsco Corporation Rights Agreement dated as of September 28, 1997, with Chase Mellon Shareholder Services L.L.C.	Incorporated by reference to Form 8-A, filed September 26, 1997

Exhibit Number	Data Required	Location in Form 10-K
4(b)	Registration of Preferred Stock Purchase Rights	Incorporated by reference to Form 8-A dated October 2, 1987
4(c)	Current Report on dividend distribution of Preferred Stock Purchase Rights	Incorporated by reference to Form 8-K dated October 13, 1987
4(f)	Debt and Equity Securities Registered	Incorporated by reference to Form S-3, Registration No. 33-56885 dated December 15, 1994, effective date January 12, 1995
4(g)	Harsco Finance B. V. £200 million, 7.25% Guaranteed Notes due 2010	Exhibit to Form 10-Q for the period ended September 30, 2000
4(h) (i)	Indenture, dated as of May 1, 1985, by and between Harsco Corporation and The Chase Manhattan Bank (National Association), as trustee (incorporated herein by reference to Exhibit 4(d) to the Registration Statement on Form S-3, filed by Harsco Corporation on August 23, 1991 (Reg. No. 33-42389))	Exhibit to Form 8-K dated September 8, 2003
4(h) (ii)	First Supplemental Indenture, dated as of April 12, 1995, by and among Harsco Corporation, The Chase Manhattan Bank (National Association), as resigning trustee, and Chemical Bank, as successor trustee	Exhibit to Form 8-K dated September 8, 2003
4(h) (iii)	Form of Second Supplemental Indenture, by and between Harsco Corporation and JPMorgan Chase Bank, as Trustee	Exhibit to Form 8-K dated September 8, 2003
4(h) (iv)	Second Supplemental Indenture, dated as of September 12, 2003, by and between Harsco Corporation and J.P. Morgan Chase Bank, as Trustee	Exhibit to 10-Q for the period ended September 30, 2003
4(i) (i)	Form of 5.125% Global Senior Note due September 15, 2013	Exhibit to Form 8-K dated September 8, 2003
4(i) (ii)	5.125% 2003 Notes due September 15, 2013 described in Prospectus Supplement dated September 8, 2003 to Form S-3 Registration under Rule 415 dated December 15, 1994	Incorporated by reference to the Prospectus Supplement dated September 8, 2003 to Form S-3, Registration No. 33-56885 dated December 15, 1994

Exhibit Number	Data Required	Location in Form 10-K
	Material Contracts - Credit and Underwriting Agreements	
10(a) (i)	$50,000,000 Facility agreement dated December 15, 2000	Exhibit volume, 2000 10-K
10(a) (ii)	Agreement extending term of $50,000,000 Facility agreement dated December 15, 2000	Exhibit volume, 2001 10-K
10(a) (iii)	Agreement amending term and amount of $50,000,000 Facility agreement dated December 15, 2000	Exhibit volume, 2002 10-K
10(a) (iv)	Agreement extending term of $50,000,000 Facility agreement dated December 15, 2000	Exhibit volume, 2003 10-K
10(a) (v)	Agreement extending term of $50,000,000 Facility agreement dated December 15, 2000	Exhibit to Form 8-K dated January 25, 2005
10(a) (vi)	Agreement extending term of $50,000,000 Facility agreement dated December 15, 2000	Exhibit volume, 2005 10-K
10(a) (vii)	Agreement extending term of $50,000,000 Facility agreement dated December 15, 2000	Exhibit to Form 8-K dated December 22, 2006
10(b)	Commercial Paper Dealer Agreement dated September 24, 2003, between ING Belgium SA/NV and Harsco Finance B.V.	Exhibit volume, 2003 10-K
10(b)(i)	Commercial Paper Dealer Agreement dated September 24, 2003, between ING Belgium SA/NV and Harsco Finance B.V. – Supplement No. 1 to the Dealer Agreement	Exhibit to Form 8-K dated November 8, 2005
10(c)	Commercial Paper Payment Agency Agreement Dated October 1, 2000, between Salomon Smith Barney Inc. and Harsco Corporation	Exhibit volume, 2000 10-K
10(e)	Issuing and Paying Agency Agreement, Dated October 12, 1994, between Morgan Guaranty Trust Company of New York and Harsco Corporation	Exhibit volume, 1994 10-K
10(f)	364-Day Credit Agreement	Exhibit to Form 8-K dated December 23, 2005

Exhibit Number	Data Required	Location in Form 10-K
10(f)(i)	Amendment No. 1 to the Credit Agreement, dated as of December 22, 2006, by and among Harsco Corporation, The Royal Bank of Scotland, PLC, as syndication agent, and Citicorp North America, Inc., as administrative agent.	Exhibit to Form 8-K dated December 22, 2006
10(g)	Five Year Credit Agreement	Exhibit to Form 8-K dated November 23, 2005
10(i)	Commercial Paper Dealer Agreement dated June 7, 2001, between Citibank International plc, National Westminster Bank plc, The Royal Bank of Scotland plc and Harsco Finance B.V.	Exhibit to 10-Q for the period ended June 30, 2001
10(j)	Commercial Paper Placement Agency Agreement dated November 6, 1998, between Chase Securities, Inc. and Harsco Corporation	Exhibit volume, 1998 10-K
	Material Contracts - Management Contracts and Compensatory Plans	
10(d)	Form of Change in Control Severance Agreement (Chairman, President and CEO and Senior Vice Presidents)	Exhibit to Form 8-K dated June 21, 2005
10(k)	Harsco Corporation Supplemental Retirement Benefit Plan as amended October 4, 2002	Exhibit volume, 2002 10-K
10(l)	Trust Agreement between Harsco Corporation and Dauphin Deposit Bank and Trust Company dated July 1, 1987 relating to the Supplemental Retirement Benefit Plan	Exhibit volume, 1987 10-K
10(m)	Harsco Corporation Supplemental Executive Retirement Plan as amended	Exhibit volume, 1991 10-K
10(n)	Trust Agreement between Harsco Corporation and Dauphin Deposit Bank and Trust Company dated November 22, 1988 relating to the Supplemental Executive Retirement Plan	Exhibit volume, 1988 10-K
10(o)	Harsco Corporation 1995 Executive Incentive Compensation Plan As Amended and Restated	Proxy Statement dated March 23, 2004 on Exhibit B pages B-1 through B-15
10(p)	Authorization, Terms and Conditions of the Annual Incentive Awards, as Amended and Restated April 27, 2004, under the 1995 Executive Incentive Compensation Plan	Exhibit to Form 8-K dated March 23, 2006

Exhibit Number	Data Required	Location in Form 10-K
10(r)	Special Supplemental Retirement Benefit Agreement for D. C. Hathaway	Exhibit Volume, 1988 10-K
10(s)	Harsco Corporation Form of Restricted Stock Units Agreement (Directors)	Exhibit to Form 8-K dated April 26, 2005
10(u)	Harsco Corporation Deferred Compensation Plan for Non-Employee Directors, as amended and restated January 1, 2005	Exhibit to Form 8-K dated April 26, 2005
10(v)	Harsco Corporation 1995 Non-Employee Directors' Stock Plan As Amended and Restated at January 27, 2004	Proxy Statement dated March 23, 2004 on Exhibit A pages A-1 through A-9
10(x)	Settlement and Consulting Agreement	Exhibit to 10-Q for the period ended March 31, 2003
10(y)	Restricted Stock Units Agreement	Exhibit to Form 8-K dated January 23, 2007
10(z)	Form of Change in Control Severance Agreement (Certain Harsco Vice Presidents)	Exhibit to Form 8-K dated June 21, 2005

Director Indemnity Agreements -

10(t)	A. J. Sordoni, III	Exhibit volume, 1989 10-K Uniform agreement, same as shown for J. J. Burdge
"	R. C. Wilburn	" "
"	J. I. Scheiner	" "
"	C. F. Scanlan	" "
"	J. J. Jasinowski	" "
"	J. P. Viviano	" "
"	D. H. Pierce	" "
"	K. G. Eddy	Exhibit to Form 8-K dated August 27, 2004
12	Computation of Ratios of Earnings to Fixed Charges	Exhibit volume, 2006 10-K
21	Subsidiaries of the Registrant	Exhibit volume, 2006 10-K
23	Consent of Independent Accountants	Exhibit volume, 2006 10-K
31(a)	Certification Pursuant to Rule 13a-14(a) and 15d-14(a) as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Exhibit volume, 2006 10-K
31(b)	Certification Pursuant to Rule 13a-14(a) and 15d-14(a) as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Exhibit volume, 2006 10-K
32(a)	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Exhibit volume, 2006 10-K
32(b)	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Exhibit volume, 2006 10-K

Exhibits other than those listed above are omitted for the reason that they are either not applicable or not material.

The foregoing Exhibits are available from the Secretary of the Company upon receipt of a fee of $10 to cover the Company's reasonable cost of providing copies of such Exhibits.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HARSCO CORPORATION

Date 2-27-07

By /S/ Salvatore D. Fazzolari
Salvatore D. Fazzolari
President, Chief Financial Officer
and Treasurer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacity and on the dates indicated.

SIGNATURE	CAPACITY	DATE
/S/ Derek C. Hathaway (Derek C. Hathaway)	*Chairman and Chief Executive Officer*	2-27-07
/S/ Salvatore D. Fazzolari (Salvatore D. Fazzolari)	President, Chief Financial Officer, Treasurer and Director (Principal Financial Officer)	2-27-07
/S/ Geoffrey D. H. Butler (Geoffrey D. H. Butler)	Senior Vice President - Operations and Director	2-27-07
/S/ Stephen J. Schnoor (Stephen J. Schnoor)	Vice President and Controller (Principal Accounting Officer)	2-27-07
/S/ Kathy G. Eddy (Kathy G. Eddy)	Director	2-27-07
/S/ Jerry J. Jasinowski (Jerry J. Jasinowski)	Director	2-27-07
/S/ D. Howard Pierce (D. Howard Pierce)	Director	2-27-07
/S/ Carolyn F. Scanlan (Carolyn F. Scanlan)	Director	2-27-07
/S/ James I. Scheiner (James I. Scheiner)	Director	2-27-07
/S/ Andrew J. Sordoni, III (Andrew J. Sordoni, III)	Director	2-27-07
/S/ Joseph P. Viviano (Joseph P. Viviano)	Director	2-27-07
/S/ Dr. Robert C. Wilburn (Dr. Robert C. Wilburn)	Director	2-27-07

Corporate Information

Directors

Derek C. Hathaway [1]
Chairman and CEO
Harsco Corporation
Director since 1991

Salvatore D. Fazzolari
President, CFO and Treasurer
Harsco Corporation
Director since 2002

Geoffrey D. H. Butler
Senior Vice President - Operations
Harsco Corporation
Director since 2002

Independent Directors

Kathy G. Eddy [2]
CPA and Founding Partner
McDonough, Eddy, Parsons & Baylous, AC
Director since 2004

Jerry J. Jasinowski [3,4]
Former President
The Manufacturing Institute
Director since 1999

D. Howard Pierce [2,4]
Retired President and CEO
ABB Inc.
Director since 2001

Carolyn F. Scanlan [2,3]
President and CEO
The Hospital and Healthsystem Association of Pennsylvania
Director since 1998

James I. Scheiner [1,2,3]
Chairman
Benatec Associates, Inc.
Director since 1995

Andrew J. Sordoni, III [1,3,4]
Chairman
Sordoni Construction Services, Inc.
Director since 1988

Joseph P. Viviano [2,4]
Retired Vice Chairman
The Hershey Company
Director since 1999

Dr. Robert C. Wilburn [1,3,4]
President
The Gettysburg Foundation
Director since 1986
Currently serves as Lead Director

Corporate Officers

Derek C. Hathaway
Chairman and CEO

Salvatore D. Fazzolari
President, CFO and Treasurer

Geoffrey D. H. Butler
Senior Vice President - Operations

Scott H. Gerson
Vice President and CIO

Mark E. Kimmel
General Counsel and Corporate Secretary

Michael H. Kolinsky
Vice President - Taxes

Stephen J. Schnoor
Vice President and Controller

Eugene M. Truett
Vice President - Investor Relations and Credit

Operations Executives

Mill Services
Geoffrey D. H. Butler
President and CEO
MultiServ

Access Services
Geoffrey D. H. Butler
President and CEO
SGB Group

John W. Barrett
Chief Operating Officer
SGB Group

Jürgen Schlenker
Managing Director and COO
Hünnebeck Group GmbH

Robert S. Safier
Executive Vice President and General Manager
Patent Construction Systems

Engineered Products and Services
Richard C. Neuffer
President
Engineered Products and Services Group

Gas Technologies
James E. Cline
President
Harsco GasServ

Company News

Company information, archived news releases and SEC filings are available free of charge 24 hours a day, seven days a week via Harsco's website at www.harsco.com. Harsco's quarterly earnings conference calls and other significant investor events are posted when they occur.

Securities analysts, portfolio managers, other representatives of institutional investors and other interested parties seeking information about Harsco should contact:

Eugene M. Truett
Vice President - Investor Relations and Credit
Phone: 717.975.5677
Fax: 717.763.6402
Email: etruett@harsco.com

Annual Meeting

April 24, 2007, 10:00 am
Radisson Penn Harris Hotel and Convention Center
Camp Hill, PA 17011

Independent Registered Public Accounting Firm

PricewaterhouseCoopers LLP
Philadelphia, PA 19103

Registrar, Transfer and Dividend Disbursing Agent

Mellon Investor Services LLC
P.O. Box 3315
South Hackensack, NJ 07606
Phone: 800.850.3508
www.melloninvestor.com

Mellon Investor Services maintains the records for our registered stockholders and can help you with a variety of stockholder-related services at no charge, including:

- Change of name or address
- Consolidation of accounts
- Duplicate mailings
- Dividend reinvestment enrollment
- Lost stock certificates
- Transfer of stock to another person
- Additional administrative services

You can also access your investor statements online 24 hours a day, seven days a week with MLink[sm]. For more information, go to www.melloninvestor.com/isd.

Board Committees
[1] Executive [3] Management Development and Compensation
[2] Audit [4] Nominating and Corporate Governance

Bold-faced type indicates Committee Chair

Produced entirely in-house by Harsco Corporation. Printing by Innovative Technologies in Print.

Harsco Corporation

350 Poplar Church Road
P.O. Box 8888
Camp Hill, PA 17001-8888 USA
Tel: 717.763.7064
www.harsco.com

Mill Services

MultiServ
Harsco House, Regent Park
299 Kingston Road
Leatherhead, Surrey KT22 7SG
United Kingdom
Tel: 44.1372.381400
www.multiserv.com

Access Services

SGB Group
Harsco House, Regent Park
299 Kingston Road
Leatherhead, Surrey KT22 7SG
United Kingdom
Tel: 44.1372.381300
www.sgb.co.uk

Hünnebeck Group GmbH
Rehhecke 80
D-40885 Ratingen
Germany
Tel: 49.2102.937-1
www.huennebeck-group.com

Patent Construction Systems
One Mack Centre Drive
Paramus, NJ 07652 USA
Tel: 201.261.5600
www.pcshd.com

Engineered Products and Services

Harsco Track Technologies
2401 Edmund Road
West Columbia, SC 29171 USA
Tel: 803.822.9160
www.harscotrack.com

IKG Industries
1514 S. Sheldon Road
Channelview, TX 77530 USA
Tel: 281.452.6637
www.ikgindustries.com

Air-X-Changers
5215 Arkansas Road
Catoosa, OK 74015 USA
Tel: 918.619.8000
www.airx.com

Reed Minerals
5040 Louise Drive
Mechanicsburg, PA 17055 USA
Tel: 717.506.2071
www.reedminerals.com

Patterson-Kelley
100 Burson Street
East Stroudsburg, PA 18301 USA
Tel: 570.421.7500
www.patkelco.com

Gas Technologies

Harsco GasServ
4718 Old Gettysburg Road
Mechanicsburg, PA 17055 USA
Tel: 717.763.5060
www.harscogasserv.com

Harsco

END